Exhibit 2.1

EXECUTION VERSION

STOCK PURCHASE AGREEMENT

by and among

STANDARD DIVERSIFIED INC.

and

WT HOLDINGS, INC.

and

PENNY FERN HART

and

WT HOLDINGS, INC.
As the Stockholders’ Representative

Dated as of December 10, 2018

i

Table of Contents (continued)

Page

Table of Contents (continued)

Page

Table of Contents (continued)

Page

EXHIBITS:

Exhibit A	knowledge of the Stockholders
Exhibit B	Certificate of Designation
Exhibit C	Commitment Letter

SCHEDULES:

Stockholder Disclosure Schedule
v

STOCK PURCHASE AGREEMENT

This STOCK PURCHASE AGREEMENT, dated as of December 10, 2018, is made by and among Standard Diversified Inc., a Delaware corporation (“Purchaser”), and WT Holdings, Inc., a Tennessee corporation, (“WT”), Penny Fern Hart, an individual (“Hart” together with WT, the “Stockholders”) and WT, not in its individual capacity, but as the Stockholders’ Representative pursuant to Section 5.15 hereof (the “Stockholders’ Representative”). Purchaser, the Stockholders and the Stockholders’ Representative are sometimes collectively referred to herein as the “Parties” and individually referred to herein as a “Party”.

RECITALS

WHEREAS, the Stockholders are the record and beneficial owners of all of the outstanding shares of common stock (the “Shares”) of The Tri-State Consumer, Inc., a New York corporation (the “Company”);

WHEREAS, the Company and its Subsidiaries are engaged in the underwriting, brokering, sale and administration of home and automobile insurance (the “Business”); and

WHEREAS, the Stockholders wish to sell, and Purchaser wishes to cause its wholly-owned subsidiary, Pillar General Inc., a Delaware corporation (“Pillar General”), to purchase, the Shares on the terms and subject to the conditions set forth in this Agreement.

NOW, THEREFORE, in consideration of the mutual covenants, conditions and agreements set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Purchaser and the Stockholders agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1          Definitions.

(a)          As used in this Agreement, the following terms shall have the following meanings:

“Action” means any legal, administrative, arbitration or other similar proceeding, claim, action or governmental or regulatory investigation of any nature.

“Affiliate” means, with respect to any Person, any other Person that directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with the Person specified. The term “control” (including the terms “controlling,” “controlled by” and “under common control with”) means possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Agreement” means this Stock Purchase Agreement, together with the Exhibits attached hereto, and the Stockholders Disclosure Schedule.

“Books and Records” means originals or copies of all books and records (including documents and data), in whatever form maintained, in the possession or control of the Stockholders, the Company or any of its Subsidiaries to the extent that they pertain or relate to the assets, liabilities, properties, business, conduct and operations of the Company, its Subsidiaries or the Business, including all Permits held by the Company and its Subsidiaries, all corporate records of the Company and its Subsidiaries, statutory filings as required under applicable Law, administrative records, claim records, sales records, underwriting records, financial records, Tax records, compliance records, complaint logs, litigation files and personnel records of the Employees.

“Business Day” means any day other than a day on which commercial banks located in New York, New York are authorized or required to be closed for the conduct of regular banking business.

“Business Material Adverse Effect” means any event, occurrence, fact, condition, circumstance, effect or change that, individually or in the aggregate, materially adverse to (a) the business, results of operations, financial condition or assets of the Company or its Subsidiaries, or (b) the ability of any Stockholder to perform its obligations under this Agreement or the Transaction Documents to which such Stockholder is a party in a timely manner or to consummate the transactions contemplated hereby and thereby on a timely basis; provided, however, that “Business Material Adverse Effect” shall not include any event, occurrence, fact, condition, circumstance, effect or change, to the extent arising out of or attributable to:  (i) general economic or political conditions; (ii) conditions generally affecting the homeowners or automobile insurance business; (iii) any changes in financial, banking or securities markets in general, including any disruption thereof, currency fluctuations or changes in exchange rates, or any material decline in the any U.S. market index or any change in prevailing U.S. interest rates; (iv) acts of war (whether or not declared), armed hostilities or terrorism, or the escalation or worsening thereof; (v) any action required by this Agreement or any action taken (or omitted to be taken) at the written request of Purchaser; (vi) any changes in applicable Laws or accounting rules (including GAAP and SAP); (vii) the public announcement, pendency or completion of the transactions contemplated by this Agreement; or (viii) any failure by the Company or its Subsidiaries to meet any internal or published projections, forecasts or revenue or earnings predictions (provided that the underlying causes of such failures (subject to the other provisions of this definition) shall not be excluded); provided further, however, that any event, occurrence, fact, condition, circumstance, effect or change referred to in clauses (i) through (iv) or (vi) immediately above shall only be excluded in determining the existence of a Business Material Adverse Effect described in (a) above so long as such matter does not have a disproportionate effect on the Company or its Subsidiaries, taken as a whole, relative to other comparable entities operating in the industry in which the Company or its Subsidiaries operate.

“Closing” means the closing of the sale and purchase of the Shares as contemplated by this Agreement.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Benefit Plan” means a Plan that (i) provides compensation or employee benefits of any kind for or to Employees that the Company or its Subsidiaries, or any ERISA Affiliate, sponsors, maintains or contributes to, or (ii) with respect to which the Company or any of its Subsidiaries, or any ERISA Affiliate, has any liability, contingent or otherwise.

“Company Intellectual Property” means all Intellectual Property that is owned by the Company or its Subsidiaries.

“Company IP Agreements” means all material licenses, sublicenses, consent to use agreements, settlements, coexistence agreements, covenants not to sue, permissions and other Contracts (including any right to receive or obligation to pay royalties or any other consideration) relating to Intellectual Property to which any of the Company or any of its Subsidiaries is a party, beneficiary or otherwise bound, other than licenses for commercial off-the-shelf software.

“Company IP Registrations” means Company Intellectual Property that is subject to any issuance registration, application or other filing by, to or with any Governmental Authority or authorized private registrar in any jurisdiction, including registered trademarks, domain names and copyrights, issued and reissued patents and pending applications for any of the foregoing.

“Company Information” means all proprietary information, whether written or oral, concerning the Company, any of its Subsidiaries or its business that was obtained by virtue of ownership of the Company and its Subsidiaries, except to the extent that the applicable Stockholder can show that such information (i) is generally available to and known by the public through no fault of such Stockholder, any of its Affiliates or its respective Representatives; or (ii) is lawfully acquired by such Stockholder, any of its respective Affiliates or its respective Representatives from and after the Closing from sources which, to such Stockholder’s knowledge, are not prohibited from disclosing such information by a legal, contractual or fiduciary obligation.

 “Confidentiality Agreement” means that certain Confidentiality Agreement, dated as of February 22, 2018, between Purchaser (f/k/a Standard Diversified Opportunities Inc.) and WT.

“Contracts” means all agreements, contracts, commitments and undertakings, indentures, notes, bonds, loans, instruments, licenses, leases, mortgages or arrangements that are legally binding.

“Covered Taxes” means any Taxes (i) payable or due with respect to the Company or any of its Subsidiaries for any Pre-Closing Tax Period, (ii) imposed as a result of the Company or any of its Subsidiaries having been a member of any consolidated, combined or affiliated group of companies pursuant to any provision of joint and several liability under Treasury Regulations Section 1.1502-6 and any corresponding or similar provision of state, local, or foreign applicable Law, (iii) imposed by reason of the Company or any of its Subsidiaries having liability for Taxes of another Person arising under principles of transferee or successor liability as a result of events occurring before the Closing or (iv) arising from or attributable to any inaccuracy in or breach of any representation or warranty made in Section 3.5.

“Data Input Inaccuracies” means inaccuracies or omissions in (i) the inputting of factual data, including data (and omission of data) relating to the inventory of Insurance Contracts in force, the terms of such Insurance Contracts, the relevant information related to the insureds of such Insurance Contracts and transactions related thereto, or (ii) the coding, compilation or aggregation of such factual data.

“Debt” means (a) any Liabilities of the Company or any of its Subsidiaries created or assumed by the Company or any of its Subsidiaries (i) for borrowed money, (ii) evidenced by a bond, note, debenture or similar instrument (including a purchase money obligation, deed of trust or mortgage) given in connection with the acquisition of, or exchange for, any property or assets, (iii) for the payment of money as lessee under leases that should be, in accordance with GAAP, recorded as capital leases for financial reporting purposes, (iv) for the reimbursement of any obligor on any letter of credit, banker’s acceptance or similar credit transaction, (v) for the deferred purchase price of property, goods or services, (vi)  any Liability in respect of deferred compensation for services, or (vii) under interest rate or currency swap transactions (valued at the termination value thereof); (b) any Liability described in the preceding clause (a) of any other Person that is guaranteed as to payment of principal or interest by the Company or in effect guaranteed by the Company through an agreement, contingent or otherwise, to purchase, repurchase or pay the related indebtedness or to pledge any security therefor; (c) all Liabilities secured by an Encumbrance (other than a Permitted Encumbrance) upon property owned by the Company or any of its Subsidiaries and/or upon which Liabilities the Company or any of its Subsidiaries customarily pays interest or principal, whether or not the Company or any of its Subsidiaries has assumed or become liable for the payment of such Liabilities; and (d) any amendment, renewal, extension, revision or refunding of any such Liabilities.

“Domiciliary Regulator” means the New York State Department of Financial Services.

“Employees” means on any date all employees of the Company or any of its Subsidiaries who on such date have formerly been or are employed by the Company or any of its Subsidiaries, whether actively employed, on approved leave of absence or layoff or on salary continuation, sickness, accident, disability or military leave.

“Encumbrances” means any and all liens, charges, security interests, mortgages, pledges, equitable interest, option, easement, encroachment, right of way, right of first refusal, encumbrance or other adverse claim of any kind, but excluding any restrictions on transfer under applicable Law.

“Environmental Laws” means any applicable Law which relates to or otherwise imposes liability or standards of conduct concerning environmental protection, health and safety of persons, discharges, emissions, releases or threatened releases of any noises, odors or Hazardous Materials into ambient air, water or land, or otherwise relating to the manufacture, processing, generation, distribution, use, treatment, storage, disposal, cleanup, transport or handling of Hazardous Materials, including the Comprehensive Environmental Response, Compensation and Liability Act, as amended by the Superfund Amendments and Reauthorization Act, as amended, the Occupational Safety and Health Act, as amended, the Resource Conservation and Recovery Act, as amended, the Toxic Substances Control Act, as amended, the Federal Water Pollution Control Act, as amended, the Clean Water Act, as amended, any so-called “Superlien” law, and any other similar federal, state or local law.

“Environmental Permits” means all Permits, approvals, identification numbers, licenses and other authorizations required under any Environmental Law.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder.

“ERISA Affiliate” means any Person required at any particular time to be aggregated with the Company under Sections 414(b), (c), (m) or (o) of the Code or Section 4001 of ERISA.

“Extra Contractual Obligations” means claims and Losses relating to Insurance Contracts involving allegations of bad faith, fraud, or negligence by the Insurance Company.

“Extraordinary Dividend” means the distribution of all of the Schedule BA Assets as of immediately prior to the Closing Date by the Insurance Company to the Company and then distributed by the Company to WT at or immediately prior to the Closing.

“Extraordinary Dividend Amount” means the book value of all of the Schedule BA Assets of the Insurance Company as of the Closing Date, calculated in accordance with SAP Consistently Applied.

“GAAP” means United States generally accepted accounting principles.

“GAAP Consistently Applied” means GAAP using the same accounting methods, policies, practices, principles, and procedures, with consistent classifications, judgments, inclusions, and valuation and estimation methodology, as were used and applied by the Company in preparing the GAAP Financial Statements.

“Governmental Authority” means any federal, state, local or foreign government or political subdivision thereof, or any agency or instrumentality of such government or political subdivision, or any self-regulatory organization or other non-governmental regulatory authority or quasi-governmental authority (to the extent that the rules, regulations or orders of such organization or authority have the force of law), or any arbitrator, court or tribunal of competent jurisdiction.

“Hart Dividend” means a cash dividend in an amount equal to the Extraordinary Dividend Amount divided by 0.97 and multiplied by 0.03.

“Hazardous Material” means any (i) hazardous substance, toxic substance, hazardous waste or pollutant (as such terms are defined by or within the meaning of any Environmental Law), (ii) material or substance which is regulated or controlled as a hazardous substance, toxic substance, pollutant or other regulated or controlled material, substance or matter pursuant to any Environmental Law, (iii) petroleum, crude oil or fraction thereof, (iv) asbestos-containing material, (v) polychlorinated biphenyls, (vi) lead-based paint or (vii) radioactive material.

“Indemnified Party” means any Person claiming indemnification under any provision of Article VII.

“Indemnifying Party” means any Person against whom a claim for indemnification is being asserted under any provision of Article VII.

“Independent Accountant” means an impartial nationally recognized firm of independent certified public accountants and actuaries appointed by mutual agreement of Purchaser and the Stockholders’ Representative hereunder.

“Insurance Company” means Tri-State Consumer Insurance Company, an insurance company domiciled in the State of New York.

“Insurance Contract” means any insurance policy, contract, binder, slip or certificate and any reinsurance agreement written or assumed by the Insurance Company with respect to the Business and entered into with a customer, policyholder or cedant.

“Insurance Liabilities” means the following Liabilities of the Insurance Company:  (a) all Liabilities arising under the Insurance Contracts, including Extra Contractual Obligations; (b) all loss adjustment expenses and expense reimbursement amounts arising out of or relating to the Insurance Contracts; (c) premium taxes due in respect of premiums written with respect to the Insurance Contracts; (d) assessments and similar charges with respect to the Insurance Contracts in connection with the participation by the Insurance Company, whether voluntary or involuntary, in any guaranty association or risk pool established or governed by any Governmental Authority, as well as costs of other products and services related to the Subject Policies; (e) commissions payable with respect to the Insurance Contracts in respect of premiums written; (f) and all Liabilities for amounts payable for returns or refunds of premiums with respect to the Insurance Contracts.

“Intellectual Property” means any and all United States and foreign rights in:  (a) patents (including design patents, industrial designs and utility models), patent applications (including docketed patent disclosures awaiting filing, reissues, divisions, renewals, provisionals, continuations, continuations-in-part and extensions), and patent disclosures awaiting filing determination; (b) registered trademarks, service marks, trade names, Internet domain names, trade dress, logos, business and product names, slogans, acronyms, tag-lines, social media usernames, and other digital identifiers and other indicia of origin, and any goodwill associated and symbolized therewith and applications to register or renew the registration of any of the foregoing; (c) registered copyrights and applications to register or renew the registration of any of the foregoing; and (d) the following to the extent not registered Intellectual Property:  (i) unregistered trademarks, service marks, trade names, trade dress, logos, business and product names, slogans, acronyms, tag-lines and other similar designations of source or origin, any common law rights therein, and any goodwill associated therewith; (ii) unregistered copyrights, rights in copyrightable subject matter in published and unpublished works of authorship, and any common law rights therein; (iii) inventions, processes, methods, algorithms, models, tools, Software architectures, discoveries, techniques, designs, formulae, trade secrets and know-how and any confidential information related thereto; (iv) rights in Software; (v) datasets, databases and related documentation; and (vi) all similar intellectual property rights and tangible embodiments of any of the foregoing (in any media, including electronic media, now known or later developed).

“IRS” means the United States Internal Revenue Service.

“IT Systems” means the hardware, Software, data, databases, data communication lines, network and telecommunications equipment, Internet-related information technology infrastructure, wide area network and other information technology equipment, owned, leased or licensed by the Company or any of its Subsidiaries.

“knowledge” (or words of similar import) means, with respect to any Person, such Person’s actual knowledge (not constructive, implied or imputed knowledge, and without due inquiry and investigation), as of any particular date.  Without limiting the foregoing, with respect to the Stockholders (and for WT), “knowledge” means the actual knowledge (as defined above) of those natural Persons set forth on Exhibit A.

“Law” means any statute, law, ordinance, regulation, rule, code, order, constitution, treaty, common law, judgment, writ, injunction, decree, other requirement or rule of law of any Governmental Authority.

“Lease” means any lease, leasehold interest, sublease or license, including any amendment with respect thereto, pursuant to which the Company or any of its Subsidiaries uses or holds any material Leased Real Property.

“Leased Real Property” means the real property leased by the Company or any of its Subsidiaries, as tenant, and used to operate the Business, together with all buildings and other structures, facilities or improvements currently located thereon, all fixtures thereto, and all easements, licenses, rights and other appurtenances relating to the foregoing.

“Liability” means any and all liabilities, obligations, debts and commitments of any kind, character or description, whether asserted or unasserted, known or unknown, secured or unsecured, absolute or contingent, accrued or unaccrued, liquidated or unliquidated, matured or unmatured or otherwise.

“Liquid Asset Valuation” means, as of any date of determination, an amount equal to (i) 79% of (ii) the liquid asset marked to market valuation change of the stocks and bonds held at book adjusted carrying value on the balance sheet of the Insurance Company prepared in accordance with SAP Consistently Applied (i.e., the difference between the carrying value of such securities at book value in accordance with SAP Consistently Applied, and the market value of such securities (i.e., the “marked to market adjustment”)).  Such market valuation shall be determined by Intercontinental Exchange, Inc. or one of its Subsidiaries or Affiliates based on the closing bid price on the day before the Closing Date.

“Loss Development Amount” means with respect to the Subject Policies, an amount equal to (i) the aggregate amount of payments made by the Insurance Company during the period between the Closing Date and the Measurement Date with respect to Insurance Liabilities outstanding as of the Closing Date, plus (ii) the Reserves with respect to the Subject Policies as of the Measurement Date.

 “Losses” means any and all losses, damages, fines, fees, penalties, deficiencies, Liabilities, claims, demands, judgments, settlements, interest, awards and costs and expenses (including reasonable expenses of investigation and collection, reasonable attorneys’ fees and disbursements and the cost of enforcing any right to indemnification hereunder and the cost of pursuing any insurance providers) and any incidental, indirect or consequential damages, losses or liabilities, but specifically excluding (except to the extent paid to a third party pursuant to a Third Party Claim) any lost profits, diminution in value or punitive damages.

“Malware” means any virus, Trojan horse, time bomb, key-lock, spyware, worm, malicious code or other software program designed to or able to, without the knowledge and authorization of the Company or any of its Subsidiaries, disrupt, disable, harm, interfere with the operation of or install itself within or on any Software, computer data, network memory or hardware.

“Permit” means any permit, license, franchise, approval, consent, registration, clearance, variance, exemption, order, certificate or authorization by or of any Governmental Authority.

“Permitted Encumbrances” means (i) Encumbrances for Taxes or other governmental charges not yet due and payable or which are being contested in good faith and for which adequate accruals or reserves have been established under GAAP or SAP, as applicable; (ii) mechanics’, carriers’, warehousemen’s, workers’ and other similar Encumbrances; (iii) easements, rights of way, building, zoning and other similar encumbrances or title defects; and (iv) Encumbrances granted to any lender at the Closing in connection with any financing by Purchaser of the transactions contemplated hereby, (v) pledges, deposits or other Encumbrances securing the performance of bids, trade contracts, leases or statutory obligations (including workers’ compensation, unemployment insurance or other social security legislation), (vi) minor imperfections of title, none of which, individually or in the aggregate, materially detracts from the value of the affected properties, materially impairs the use of the affected properties in the manner such properties currently are being used or materially impairs the operations of the Company or its Subsidiaries, and (vii) Encumbrances created in the ordinary course of business in connection with the leasing, licensing, or financing of equipment, supplies or other tangible assets.

“Person” means any natural person, corporation, general partnership, limited partnership, limited or unlimited liability company, proprietorship, trust, joint venture, other business entity or Governmental Authority.

“Plan” means any employment, consulting, bonus, incentive compensation, deferred compensation, pension, profit-sharing, retirement, stock bonus, stock purchase, stock option, stock ownership, stock appreciation rights, phantom stock or other equity-based arrangement, leave of absence, layoff, vacation, day or dependent care, legal services, cafeteria, life, health, medical, dental, vision, welfare, accident, disability, workmen’s compensation or other insurance, severance, separation, termination, change of control, retention, collective bargaining or other benefit plan, understanding, agreement, practice, policy or arrangement of any kind, whether written or oral, and whether or not subject to ERISA, including any “employee benefit plan” within the meaning of Section 3(3) of ERISA.

“Pre-Closing Tax Period” means any Tax period ending on or before the Closing Date and, with respect to a Straddle Period, the portion of such Straddle Period ending on the Closing Date.

“Prime Rate” means the rate equal to the United States Prime Rate as published from time-to-time in the Eastern print edition of The Wall Street Journal.

“Producer” means any producer, broker, agent, general agent, managing general agent, master broker agency, broker general agency, financial specialist, or group of the same or other Person responsible for marketing or producing Insurance Contracts on behalf of the Insurance Company prior to the Closing.

“Producer Contracts” means any written contract or agreement entered into by the Company or any Subsidiary thereof with respect the solicitation and sale of Insurance Contracts on behalf of the Company or any such Subsidiary.

“Purchaser Material Adverse Effect” means any event, occurrence, fact, condition, circumstance, effect or change that, individually or in the aggregate, materially adverse to (a) the business, results of operations, financial condition or assets of the Purchaser or its Subsidiaries, or (b) the ability of Purchaser or any of its Affiliates to perform its obligations under this Agreement or the Transaction Documents in a timely manner or to consummate the transactions contemplated hereby and thereby on a timely basis; provided, however, that “Purchaser Material Adverse Effect” shall not include any event, occurrence, fact, condition, circumstance, effect or change, to the extent arising out of or attributable to:  (i) general economic or political conditions; (ii) conditions generally affecting the homeowners or automobile insurance business; (iii) any changes in financial, banking or securities markets in general, including any disruption thereof, currency fluctuations or changes in exchange rates, or any material decline in the any U.S. market index or any change in prevailing U.S. interest rates; (iv) acts of war (whether or not declared), armed hostilities or terrorism, or the escalation or worsening thereof; (v) any action required by this Agreement; (vi) any changes in applicable Laws or accounting rules (including GAAP and SAP); (vii) the public announcement, pendency or completion of the transactions contemplated by this Agreement; or (viii) any failure by Purchaser or its Subsidiaries to meet any internal or published projections, forecasts or revenue or earnings predictions (provided that the underlying causes of such failures (subject to the other provisions of this definition) shall not be excluded); provided further, however, that any event, occurrence, fact, condition, circumstance, effect or change referred to in clauses (i) through (iv) or (vi) immediately above shall only be excluded in determining the existence of a Purchaser Material Adverse Effect described in (a) above so long as such matter does not have a disproportionate effect on Purchaser or its Subsidiaries, taken as a whole, relative to other comparable entities operating in the industry in which Purchaser or its Subsidiaries operate.

“Real Property” means the real property owned, leased or subleased by any of the Company or its Subsidiaries, together with all buildings, structures and facilities located thereon.

“Reinsurance Contracts” means all Contracts, treaties, facultative certificates, policies or other arrangements, to which the Company is a party or by which the Company is bound or subject, providing for ceding or assumption of reinsurance, excess insurance or retrocession, including, without limitation, all reinsurance policies, and retrocession agreements, in each case as such Contract, treaty, facultative certificate, policy or other arrangement may have been amended, modified or supplemented irrespective of how such arrangement is accounted for.

“Representative” means, with respect to any Person, any and all directors, officers, managers, employees, consultants, financial advisors, counsel, accountants and other agents or representatives of such Person.

“Reserves” means, as of a given date, the statutory reserves (net of third party reinsurance and any receivables from involuntary pools or associations) of the Insurance Company with respect to Insurance Liabilities, including loss reserves (including case reserves and reserves for losses incurred but not reported), loss adjustment expense reserves, and unearned premium reserves, calculated in accordance with SAP.

“Restricted Jurisdictions” means the State of New York.

“SAP” means statutory accounting principles prescribed or permitted for insurance companies by the New York State Department of Financial Services.

“SAP Consistently Applied” means SAP using the same accounting methods, policies, practices, principles, and procedures, with consistent classifications, judgments, inclusions, and valuation and estimation methodology, as were used and applied by the Insurance Company in preparing the SAP Financial Statements.

“Schedule BA Assets” means the long-term invested assets as would be required to be reflected on Schedule BA of the NAIC Annual Statement Blank or the successor to such Schedule.

“Software” means all computer software, including but not limited to application software, system software, firmware, middleware, mobile digital applications, assemblers, applets, compilers and binary libraries, including all source code and object code versions of any and all of the foregoing, in any and all forms and media.

“Statutory Surplus” means, as of any date of determination, an amount equal to the surplus as regards policyholders of the Insurance Company as of such date as would be required to be reflected in line 37, column 1 in the “Liabilities, Surplus and Other Funds” section of the NAIC Annual Statement Blank or the successor to such line number, as calculated based on a balance sheet prepared in accordance with SAP Consistently Applied.

 “Straddle Period” means any Tax period that begins before and ends after the Closing Date.

“Subject Policies” means all Insurance Contracts written or assumed by the Insurance Company prior to and including Closing Date.

 “Subsidiary” means, with respect to any Person, any other Person (i) of which the first Person owns directly or indirectly more than 50% of the equity interest in the other Person; (ii) of which the first Person or any other Subsidiary of the first Person is a general partner; or (iii) of which securities or other ownership interests having ordinary voting power to elect a majority of the Board of Directors or other persons performing similar functions with respect to the other Person are at the time owned by the first Person and/or one or more of the first Person’s Subsidiaries.

“Superstorm Sandy Matter” means the Action by the Domiciliary Regulator alleging violations of applicable Law by the Insurance Company relating to its procedures and handling of claims in connection with Superstorm Sandy. For the avoidance of doubt, the Superstorm Sandy Matter shall not be deemed a Third Party Claim.

“Target Liquid Asset Valuation” means an amount equal to $3,318,000.00.

“Target Surplus” means an amount equal to (i) $45,200,000 less (ii) the Extraordinary Dividend Amount.

“Tax” or “Taxes” means any federal, state, local, or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental (including taxes under Code Section 59A), customs duties, capital stock, franchise, profits, withholding, payroll, social security (or similar), unemployment, workers’ compensation, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other similar tax, duty, fee, assessment or governmental charge of any kind whatsoever, including any interest, penalties, or additions thereto, whether disputed or not.

“Tax Authority” means the IRS and any other state, local or foreign Governmental Authority responsible for the administration of any Taxes.

“Tax Benefit” means, with respect to any Losses, the net reduction in cash Taxes, if any, actually realized by the Indemnified Party or its Affiliates in the year of such Losses, treating the applicable tax item as the last item used in calculating such net reduction in cash Taxes and taking into account the actual or anticipated receipt of the related indemnity payment.

“Tax Return” means any return, declaration, report, claim for refund or information return or statement required to be filed with respect to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Termination Date” means date that is twelve (12) calendar months from the date of this Agreement, as may be extended under this Agreement.

“Transaction Documents” means this Agreement and the Certificate of Designation.

“WARN Act” means the United States Worker Adjustment and Retraining Notification Act of 1988, as amended, and any applicable state or local mass layoff or plant-closing Law.

“Weathers Matter” means the matter of Ronald B. Weathers, a/a/o Alex Rios against Tri State Consumer Insurance Company, Penny Hart and Jasmine Eng, with respect to a certain claim of bad faith by the Insurance Company.

Section 1.2          Other Defined Terms and Rules of Construction.

(a)          Other terms defined are in the other parts of this Agreement indicated below:

“Adjustment Notice of Disagreement”	2.8(b)
“Adjustment Resolution Period”	2.8(c)
“Adjustment Review Period”	2.8(b)
“Annual Statements”	3.6(b)
“Balance Sheet”	3.6(a)
“Balance Sheet Date”	3.6(a)
“Base Purchase Price”	2.2(a)
“Business”	Recitals
“Cap”	7.5(c)
“Closing Date”	2.3
“Closing Date Balance Sheet”	2.8(a)
“Closing Date Calculations”	2.8(a)
“Closing Date Liquid Asset Valuation”	2.8(a)
“Closing Date Reserves”	2.9(b)
“Closing Date Statutory Surplus”	2.8(a)
“Closing Debt”	2.2(c)(i)
“Closing Payment”	2.2(c)
“Commission”	4.5(a)
“Commitment Letter”	4.3
“Company”	Recitals
“Company Claims”	5.7
“Company Released Party”	5.19
“Deductible”	7.5(a)
“Direct Claim”	7.6(c)
“Due Diligence Updates”	5.4(d)
“Estimated Closing Balance Sheet”	2.7
“Estimated Closing Liquid Asset Valuation”	2.7
“Estimated Closing Statutory Surplus”	2.7
“Estimation Date”	2.7
“Exchange Act”	4.5(a)
“Final Closing Date Balance Sheet and Calculations”	2.8(c)
“Final Closing Liquid Asset Valuation”	2.8(c)
“Final Closing Statutory Surplus”	2.8(c)
“Final Loss Development Amount”	2.9(d)
“Final Loss Development Statement”	2.9(d)
“Financial Statements”	3.6(a)
“Fundamental Representations”	7.1(a)
“GAAP Financial Statements”	3.6(a)
“Hart”	Preamble
“Interim Balance Sheet”	3.6(a)
“Interim Balance Sheet Date”	3.6(a)
“Interim Financial Statements”	3.6(a)

“Interim GAAP Financial Statements”	5.11(a)
“Interim SAP Financial Statements”	5.11(a)
“Loss Development Collar”	2.9(a)
“Loss Development Notice of Disagreement”	2.9(c)
“Loss Development Resolution Period”	2.9(d)
“Loss Development Review Period”	2.9(c)
“Loss Development Statement”	2.9(b)
“Maidstone”	2.1
“Material Contract”	3.13(a)
“Measurement Date”	2.9(b)
“Money Laundering Laws”	3.20
“Negative Adjustment”	2.9(e)
“Negative Loss Development”	2.9(e)
“OFAC”	3.20
“Open Source Software”	3.14(g)
“Parties”	Preamble
“Party”	Preamble
“Pillar General”	Recitals
“Positive Adjustment”	2.9(e)
“Positive Loss Development”	2.9(e)
“Post-Closing Tax Period”	8.1(c)(i)
“Preferred Shares”	2.2(b)
“Privacy Statement”	3.14(j)
“Privileged Communications”	10.14(b)
“Pro Rata Percentage”	2.1
“Purchase Price”	2.2(a)
“Purchaser”	Preamble
“Purchaser Burdensome Condition”	5.3(d)
“Purchaser Indemnified Parties”	7.2
“Quarterly Statements”	3.6(b)
“Related Party Contracts”	3.21
“SAP Financial Statements”	3.6(b)
“SEC Reports”	4.5(a)
“Securities Act”	4.5(a)
“Stockholder Specific Representations”	Article III
“Stockholders Burdensome Condition”	5.3(d)
“Stockholders Disclosure Schedule”	Article III
“Stockholders’ Group Law Firm”	10.14(a)
“Stockholders Indemnified Parties”	7.3
“Stockholders Insurance Policies”	5.7
“Shares”	Recitals
“Stockholders”	Preamble
“Stockholders’ Representative”	Preamble
“Tax Proceeding”	8.2(d)
“Third Party Claim”	7.6(a)

“Updated Schedules”	5.4(c)
“Use”	3.14(j)
“WISP”	3.14(j)
“WT”	Preamble
“WT Group”	10.14(a)

(b)         For the purposes of this Agreement, except to the extent that the context otherwise requires:

(i)           when a reference is made in this Agreement to an Article, Section, Exhibit or Schedule, such reference is to an Article or Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated;

(ii)          the table of contents and headings for this Agreement are for reference purposes only and do not affect in any way the meaning or interpretation of this Agreement;

(iii)         whenever the words “include,” “includes” or “including” (or similar terms) are used in this Agreement, they are deemed to be followed by the words “without limitation”;

(iv)         the words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement;

(v)          all terms defined in this Agreement have their defined meanings when used in any certificate or other document made or delivered pursuant hereto, unless otherwise defined therein;

(vi)         the definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms;

(vii)        if any action is to be taken by any Party hereto pursuant to this Agreement on a day that is not a Business Day, such action shall be taken on the next Business Day following such day;

(viii)       references to a Person are also to its permitted successors and assigns; and

(ix)          the use of “or” is not intended to be exclusive unless expressly indicated otherwise.

(c)        This Agreement is the product of negotiation by the parties having the assistance of counsel and other advisors.  It is the intention of the parties that neither Party shall be considered the drafter hereof and that this Agreement not be construed more strictly with regard to one Party than to any other.

ARTICLE II

PURCHASE AND SALE OF SHARES

Section 2.1          Purchase and Sale.  At the Closing, upon the terms and subject to the conditions of this Agreement, each Stockholder will sell, transfer, assign, convey and deliver to Pillar General, and Purchaser will cause Pillar General to purchase and accept from each Stockholder, all of the Shares owned by such Stockholder set forth opposite such Stockholder’s name on Schedule 2.1 of the Stockholders Disclosure Schedule attached hereto (which Schedule includes each Stockholder’s percentage ownership of the Shares (with respect to each, the “Pro Rata Percentage”)), free and clear of all Encumbrances.  Purchaser shall have the right, exercisable in its discretion, to allocate a portion of the Shares to be purchased under this Agreement to Maidstone Insurance Company, a New York corporation (“Maidstone”), which is an Affiliate of Purchaser.

Section 2.2          Purchase Price.

(a)          The purchase price to be paid to the Stockholders for the Shares in the aggregate shall be an amount equal to $54,080,000 the (“Base Purchase Price”) plus or minus offsetting adjustments for (i) the Estimated Closing Statutory Surplus, and (ii) the Estimated Liquid Asset Valuation, all as determined in accordance with Section 2.7, as is finally determined and adjusted in accordance with Sections 2.8, 2.9 and 7.7. (as so adjusted, the “Purchase Price”).

(b)          At the Closing, Purchaser shall deliver or cause to be delivered to WT a number of shares of Preferred Stock, with a par value of $.01 per share, of Purchaser (“Preferred Shares”) determined by dividing (a) $25,000,000 by (b) $1,000.00. The powers, preferences, voting and other rights, privileges, qualifications, limitations and restrictions of or applicable to Preferred Shares are set forth on Certificate of Designation attached hereto as Exhibit B.

(c)          At Closing, Purchaser shall pay or cause to be paid the Base Purchase Price, subject to the adjustments set forth in Section 2.7 (as the case may be, the “Closing Payment”), as follows, by wire transfer of immediately available U.S. funds to such account(s) and pursuant to such wire instructions as are designated by the Stockholders’ Representative to Purchaser in writing at least two (2) Business Days prior to the Closing:

(i)            as contemplated by Section 5.16, the unpaid principal amount of, all interest on, all premiums, if any, and all other costs, expenses and other amounts owed to the applicable Person in respect of all Debt of the Company (all such Debt, “Closing Debt”); and

(ii)           after deducting $25,000,000, being the consideration attributable to the Preferred Shares, the balance of the Base Purchase Price to each Stockholder in the amounts set forth on Schedule 2.1 of the Stockholders Disclosure Schedule.

Section 2.3            Closing.  Subject to the terms and conditions of this Agreement, the Closing shall be held (via escrow delivery) at the offices of Nixon Peabody LLP, 100 Summer Street, Boston, Massachusetts, at 10:00 a.m. local time on, as reasonably determined by the Purchaser and reasonably acceptable to the Stockholders’ Representative, (i) the last Business Day of the calendar month in which the last of the conditions set forth in Article VI has been satisfied or waived (other than conditions that, by their nature, are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at such time) or (ii) the first Business Day of the calendar month after the last of the conditions set forth in Article VI has been satisfied or waived (other than conditions that, by their nature, are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at such time) or; provided that if the last such condition is satisfied or waived later than the 20th of a calendar month, then as reasonably determined by the Purchaser and reasonably acceptable to the Stockholders’ Representative, (x) either of the foregoing days, (y) the last Business Day of the month following the month in which the last of the conditions set forth in Article VI has been satisfied or waived (other than conditions that, by their nature, are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at such time), or (z) the first Business Day of the month following the month after the last of the conditions set forth in Article VI has been satisfied or waived (other than conditions that, by their nature, are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at such time); and provided, further, that the Closing may be held such other time or place as Purchaser and the Stockholders’ Representative mutually agree (the date on which the closing occurs, the “Closing Date”).  The Closing shall be effective as of 11:59 p.m. New York time on the Closing Date.

Section 2.4            Closing Deliveries.  At the Closing:

(a)            In addition to the payments and deliveries described in Sections 2.2(b) and (c), Purchaser shall deliver or cause to be delivered to the Stockholders’ Representative:

(i)            the Transaction Documents, duly executed by Purchaser;

(ii)           stock certificates or record transfer evidencing the Preferred Shares, duly executed by all required officers of Purchaser, together with the Certificate of Designation duly executed, approved, and filed by Purchaser; and

(iii)          such other documents, instruments or certificates as Purchaser may reasonably request.

(b)           The Stockholders shall deliver to Purchaser:

(i)          stock certificate(s) evidencing the Shares, in each case endorsed in blank or with an executed blank stock power attached sufficient to vest good and valid title to the Shares in Pillar General or Maidstone, as the case may be, free and clear of any Encumbrances;

(ii)          evidence that all Closing Debt has been fully paid and the Company has obtained the release of all Encumbrances (other than Permitted Encumbrances), including the termination of any related UCC filings, which may exist with respect to such Closing Debt, against the Shares, the assets or properties of the Business, the Company or its Subsidiaries; provided that to the extent that any such payment of such Closing Debt or procurement of release requires the prior payment of any amount, the Company shall procure a payoff letter from the holder of such Closing Debt or Encumbrance which evidences the amount required to be paid, and Purchaser shall have the right to pay such amount directly to such holder at Closing out of the funds included in the Closing Payment as contemplated by Section 2.2(c)(i) hereof;

(iii)          written resignations of all directors (or equivalent persons) and officers of the Company and each of its Subsidiaries identified by Purchaser to the Stockholders’ Representative prior to the Closing, in each case, effective as of the Closing Date and in form and substance reasonably acceptable to Purchaser;

(iv)          a certification in the form contained in Section 1.1445-2(b)(2)(iv)(B) of the United States Department of the Treasury Regulations to the effect that no Stockholder is a “foreign person.”

(v)          the Transaction Documents, duly executed by the Stockholders;

(vi)          all Books and Records of the Company and its Subsidiaries not already in the possession of the Company or its Subsidiaries; and

(vii)         such other documents, instruments or certificates as Purchaser may reasonably request.

Section 2.5             Purchase Price Allocation.  Unless otherwise required by Law, no Party shall take a position on any Tax Return inconsistent with the allocation of the total Purchase Price to the Shares.

Section 2.6            Withholding.  Purchaser shall be entitled to deduct and withhold any Taxes required by Law to be deducted or withheld from any payment to any Stockholder hereunder, and any amounts so withheld or deducted shall be treated as paid to a Stockholder for all purposes of this Agreement. If Purchaser is required by Law to deduct or withhold any Taxes from any payment to any Stockholder hereunder, Purchaser shall (i) promptly (but no later than five (5) Business Days before such payment) notify the applicable Stockholder in writing as to the basis for and amount of any such deduction or withholding and (ii) reasonably cooperate with such Stockholder (including providing to such Stockholder any appropriate statements, forms or other documents) to reduce or eliminate such deduction or withholding).  Purchaser shall provide reasonable evidence of the payment of any amounts withheld to the relevant Tax Authority.

Section 2.7            Closing Payment.  No later than five (5) Business Days prior to the Closing Date, the Stockholders’ Representative shall deliver to Purchaser (i) an unaudited balance sheet of the Insurance Company as of the last day of the month ended immediately prior to the Closing Date (the “Estimation Date”) but giving effect to the distribution of the  Extraordinary Dividend, prepared in accordance with SAP Consistently Applied (the “Estimated Closing Balance Sheet”), (ii) the Stockholders’ calculation of the Statutory Surplus based on the Estimated Closing Balance Sheet (the “Estimated Closing Statutory Surplus”) and the Liquid Asset Valuation (the “Estimated Closing Liquid Asset Valuation”), each  as of the Estimation Date, (iii) the amount of any adjustments to the Closing Payment pursuant to this Section 2.7 and (iv) the amount necessary to pay off the Closing Debt as contemplated by Section 5.16.  The Closing Payment will equal the Base Purchase Price, adjusted as follows:

(a)           (1) if the Estimated Closing Statutory Surplus is less than the Target Surplus, the Base Purchase Price shall be reduced by an amount equal to the amount by which the Target Surplus exceeds the Estimated Closing Statutory Surplus; and (2) if the Estimated Closing Statutory Surplus is greater than the Target Surplus, the Base Purchase Price shall be increased by an amount equal to the amount by which the Estimated Closing Statutory Surplus exceeds the Target Surplus; and

(b)           (1) if the Estimated Closing Liquid Asset Valuation is less than the Target Liquid Asset Valuation, the Base Purchase Price shall be reduced by an amount equal to the amount by which the Target Liquid Asset Valuation exceeds the Estimated Closing Liquid Asset Valuation; and (2) if the Estimated Closing Liquid Asset Valuation is greater than the Target Liquid Asset Valuation, the Base Purchase Price shall be increased by an amount equal to the amount by which the Estimated Closing Liquid Asset Valuation exceeds the Target Liquid Asset Valuation.

Section 2.8             Closing Purchase Price Adjustment.

(a)          No later than ninety (90) days after the Closing Date, Purchaser shall deliver to the Stockholders’ Representative (i) an unaudited balance sheet of the Insurance Company as of the Closing Date and giving effect to the Closing and the Extraordinary Dividend prepared in accordance with SAP Consistently Applied (the “Closing Date Balance Sheet”) (ii) Purchaser’s calculation (including any supporting reports or schedules) of the Statutory Surplus based on the Closing Balance Sheet (the “Closing Date Statutory Surplus”) and the Liquid Asset Valuation (the “Closing Date Liquid Asset Valuation”), each as of the Closing Date (collectively, the “Closing Date Calculations”) and (iii) the amount of any adjustments to the Purchase Price pursuant to this Section 2.8.

(b)          The Stockholders’ Representative shall have thirty (30) days from the date on which the Closing Date Balance Sheet and the Closing Date Calculations are delivered to it to review the Closing Date Balance Sheet and the Closing Date Calculations (such period of time, the “Adjustment Review Period”).  The Closing Date Balance Sheet and Closing Date Calculations shall become final and binding upon the Parties at 5:00 p.m. New York City time on the 30th day of the Adjustment Review Period unless the Stockholders’ Representative gives written notice to Purchaser on or prior to such time (such written notice, an “Adjustment Notice of Disagreement”) stating that it believes the Closing Date Balance Sheet or the Closing Date Calculations contain mathematical errors or were not prepared in accordance with SAP Consistently Applied, or disputing the market value used in the Liquid Asset Valuation.  Any Adjustment Notice of Disagreement shall specify in reasonable detail the nature of any disagreement so asserted.  If an Adjustment Notice of Disagreement is received by Purchaser in a timely manner, then the Closing Date Balance Sheet and the Closing Date Calculations (as revised in accordance with this sentence) shall become final and binding upon the Stockholders and Purchaser on the earlier of (x) the date the Stockholders’ Representative and Purchaser resolve in writing any differences they have with respect to the matters specified in the Adjustment Notice of Disagreement or (y) the date any disputed matters are finally resolved in writing by the Independent Accountant.  If an Adjustment Notice of Disagreement is not timely received by Purchaser, the Closing Date Balance Sheet and the Closing Date Calculations, each in the form determined by Purchaser, shall become so final and binding upon the Parties upon the expiration of the Adjustment Review Period).

(c)           During the 15-day period following the delivery of an Adjustment Notice of Disagreement (such period of time, the “Adjustment Resolution Period”), the Stockholders’ Representative and Purchaser shall seek in good faith to resolve in writing any differences that they may have with respect to the matters specified in the Adjustment Notice of Disagreement.  In the event that the Stockholders’ Representative and Purchaser are unable to agree on any item or items specified in the Adjustment Notice of Disagreement within the Adjustment Resolution Period, each of the Stockholders’ Representative and Purchaser shall prepare separate written reports of such unresolved item or items and deliver such reports to the Independent Accountant within 15 days after the expiration of the Adjustment Resolution Period.  The Parties shall use their respective commercially reasonable efforts to cause the Independent Accountant, acting as an expert, not an arbitrator, to, as soon as practicable and in any event within 15 days of receiving such written reports, determine the manner in which such item or items shall be treated in the Closing Date Balance Sheet or the Closing Date Calculations, as the case may be; provided, however, that the dollar amount of each item in dispute shall be determined within the range of dollar amounts proposed by the Stockholders’ Representative, on the one hand, and Purchaser, on the other hand.  The Parties acknowledge and agree that (i) the review by and the determinations of the Independent Accountant shall be limited to, and only to, the unresolved item or items contained in the reports prepared and submitted to the Independent Accountant by the Stockholders’ Representative and Purchaser and (ii) the determinations by the Independent Accountant shall be based solely on (A) such reports submitted by the Stockholders’ Representative and Purchaser and the basis for the Stockholders’ and Purchaser’s respective positions and (B) SAP Consistently Applied or GAAP Consistently Applied, as applicable.  The Stockholders’ Representative and Purchaser agree to enter into an engagement letter with the Independent Accountant containing customary terms and conditions for this type of engagement.  The Parties shall use their commercially reasonable efforts to cooperate with and provide non-privileged information and documentation, including work papers, as the Independent Accountant reasonably requests.  Any such information and documentation provided by any Party to the Independent Accountant shall be concurrently delivered to the other Party subject, in the case of a Party’s work papers, to such other Party hereto entering into a customary release agreement with respect thereto.  None of the Parties shall disclose to the Independent Accountant, and the Independent Accountant shall not consider for any purpose, any settlement discussions or settlement offers made by any of the Parties with respect to any objection under this Section 2.8.  The determinations by the Independent Accountant as to the item or items in dispute shall be in writing and shall be final, binding and conclusive, absent manifest error, for all purposes of determining the Closing Date Calculations and shall have the same effect for all purposes as if such determinations had been embodied in a final judgment, entered by a court of competent jurisdiction, and either Party may petition the New York courts to reduce such decision to judgment.  The fees, costs and expenses of retaining the Independent Accountant shall be borne by the Parties in the same proportion as the aggregate amount of the unresolved items that is unsuccessfully disputed by each Party (as determined by the Independent Accountant) bears to the total amount of the unresolved items submitted to the Independent Accountant.  Following the resolution of all disputed items (or if there is no dispute, promptly following the 30th day of the Adjustment Review Period), Purchaser shall revise the Closing Date Balance Sheet or the Closing Date Calculations, as the case may be, to reflect the resolution of any disputed items (as so revised or the Closing Date Balance Sheet and Closing Date Calculations delivered by Purchaser without revision if no Adjustment Notice of Disagreement is timely received, the “Final Closing Date Balance Sheet and Calculations”) and shall deliver a copy thereof to the Stockholders’ Representative.  The Statutory Surplus of the Insurance Company as of the Closing Date and giving effect to the Closing reflected in such Final Closing Date Balance Sheet and Calculations shall be referred to as the “Final Closing Statutory Surplus”. The Liquid Asset Valuation of the Insurance Company as of the Closing Date and giving effect to the Closing reflected in such Final Closing Date Balance Sheet and Calculations shall be referred to as the “Final Closing Liquid Asset Valuation”.

(d)           Effective upon the end of the Adjustment Review Period (if an Adjustment Notice of Disagreement is not timely received), or upon the resolution of all matters set forth in the Adjustment Notice of Disagreement either by mutual agreement of the Parties or by the Independent Accountant, the Purchase Price shall be subject to adjustment as follows:

(i)           (1) if the Final Closing Statutory Surplus is less than the Estimated Closing Statutory Surplus, the Purchase Price shall be reduced by the amount of such shortfall, which amount shall be paid by the Stockholders to Purchaser in accordance with the provisions of this Section 2.8(d); and (2) if the Final Closing Statutory Surplus is greater than the Estimated Closing Statutory Surplus, the Purchase Price shall be increased by the amount of such excess, which amount shall be paid by Purchaser to the Stockholders in accordance with the provisions of this Section 2.8(d); and

(ii)         (1) if the Final Closing Liquid Asset Valuation is less than the Estimated Closing Liquid Asset Valuation, the Purchase Price shall be reduced by the amount of such shortfall, which amount shall be paid by the Stockholders to Purchaser in accordance with the provisions of this Section 2.8(d); and (2) if the Final Closing Liquid Asset Valuation is greater than the Estimated Closing Liquid Asset Valuation, the Purchase Price shall be increased by the amount of such excess, which amount shall be paid by Purchaser to the Stockholders in accordance with the provisions of this Section 2.8(d).

All required payments between the Stockholders and Purchaser pursuant to this Section 2.8(d) shall be netted against each other, as applicable, and paid pursuant to this Section 2.8(d).  With respect to the adjustment to the Purchase Price (A) in the event the net amount of adjustments under this Section 2.8(d) results in the Stockholders being required to pay a net Purchase Price reduction to Purchaser, the Stockholders, severally and not jointly (based on their Pro Rata Percentages), shall pay to Purchaser such net amount by wire transfer of immediately available funds within ten (10) Business Days following the delivery of the Final Closing Date Balance Sheet and Calculations, or (B) in the event the net amount of adjustments under this Section 2.8(d) results in Purchaser being required to pay a net Purchase Price reduction to the Stockholders, Purchaser shall pay such net amount to the Stockholders (based on their Pro Rata Percentages) by wire transfer of immediately available funds within ten (10) Business Days following the delivery of the Final Closing Date Balance Sheet and Calculations to an account or accounts designated by the Stockholders ’ Representative.

(e)           Any Party’s right to indemnification pursuant to Article VII shall not be deemed to limit, supersede or otherwise affect, or be limited, superseded or otherwise affected by, such Party’s rights under this Section 2.8, except to the extent such Losses are expressly taken into account in the Final Closing Date Balance Sheet and Calculations. Without prejudice to any other right or remedy Purchaser has or may have, Purchaser may set off any Liability Purchaser has to either Stockholder under this Section 2.8 against and to the extent of any finally determined through final judicial process (or mutually agreed upon) Losses for which such Stockholder is obligated to Purchaser pursuant to Article VII.  To the extent of any unresolved or pending claims made by Purchaser in good faith pursuant to Article VII against either Stockholder, Purchaser shall have the right to hold back from any Liability Purchaser has to such Stockholder under this Section 2.8 the amount of Losses subject to such unresolved or pending claims, provided that Purchaser shall instead deposit such amount into an escrow account with an unaffiliated, institutional third party until the final resolution thereof.

Section 2.9             Loss Development Purchase Price Adjustment.

(a)           The Purchase Price may be additionally increased or decreased by an amount up to $1,975,000 (the “Loss Development Collar”) in accordance with the terms and conditions of this Section 2.9.

(b)           No later than forty-five (45) days after the second anniversary of the Closing Date (such anniversary, the “Measurement Date”), Purchaser shall deliver to the Stockholders’ Representative a statement (“Loss Development Statement”) of the Reserves with respect to the Subject Policies as of the Closing Date consistent with and as reflected in the Final Closing Date Balance Sheet and Calculations (the “Closing Date Reserves”) and Purchaser’s calculation of the Loss Development Amount.

(c)         The Stockholders’ Representative shall have thirty (30) days from the date on which the Loss Development Statement is delivered to it to review the Loss Development Statement (such period of time, the “Loss Development Review Period”).  The Loss Development Statement shall become final and binding upon the Parties at 5:00 p.m. New York City time on the 30th day of the Loss Development Review Period unless the Stockholders’ Representative gives written notice to Purchaser on or prior to such time (such written notice, a “Loss Development Notice of Disagreement”) stating that it believes the Loss Development Statement contains mathematical errors or was not prepared in accordance with SAP Consistently Applied.  Any Loss Development Notice of Disagreement shall specify in reasonable detail the nature of any disagreement so asserted.  If a Loss Development Notice of Disagreement is received by Purchaser in a timely manner, then Loss Development Statement (as revised in accordance with this sentence) shall become final and binding upon the Stockholders and Purchaser on the earlier of (x) the date the Stockholders’ Representative and Purchaser resolve in writing any differences they have with respect to the matters specified in the Loss Development Notice of Disagreement or (y) the date any disputed matters are finally resolved in writing by the Independent Accountant.  If a Loss Development Notice of Disagreement is not timely received by Purchaser, the Loss Development Statement, in the form determined by Purchaser, shall become so final and binding upon the Parties upon the expiration of the Loss Development Review Period).

(d)          During the 15-day period following the delivery of a Loss Development Notice of Disagreement (such period of time, the “Loss Development Resolution Period”), the Stockholders’ Representative and Purchaser shall seek in good faith to resolve in writing any differences that they may have with respect to the matters specified in the Loss Development Notice of Disagreement.  In the event that the Stockholders’ Representative and Purchaser are unable to agree on any item or items specified in the Loss Development Notice of Disagreement within the Loss Development Resolution Period, each of the Stockholders’ Representative and Purchaser shall prepare separate written reports of such unresolved item or items and deliver such reports to the Independent Accountant within 15 days after the expiration of the Loss Development Resolution Period.  The Parties shall use their respective commercially reasonable efforts to cause the Independent Accountant, acting as an expert, not an arbitrator, to, as soon as practicable and in any event within 15 days of receiving such written reports, determine the manner in which such item or items shall be treated in the Loss Development Statement; provided, however, that the dollar amount of each item in dispute shall be determined within the range of dollar amounts proposed by the Stockholders’ Representative, on the one hand, and Purchaser, on the other hand.  The Parties acknowledge and agree that (i) the review by and the determinations of the Independent Accountant shall be limited to, and only to, the unresolved item or items contained in the reports prepared and submitted to the Independent Accountant by the Stockholders’ Representative and Purchaser and (ii) the determinations by the Independent Accountant shall be based solely on (A) such reports submitted by the Stockholders’ Representative and Purchaser and the basis for the Stockholders’ and Purchaser’s respective positions and (B) SAP Consistently Applied.  The Stockholders’ Representative and Purchaser agree to enter into an engagement letter with the Independent Accountant containing customary terms and conditions for this type of engagement.  The Parties shall use their commercially reasonable efforts to cooperate with and provide non-privileged information and documentation, including work papers, as the Independent Accountant reasonably requests.  Any such information and documentation provided by any Party to the Independent Accountant shall be concurrently delivered to the other Party subject, in the case of a Party’s work papers, to such other Party hereto entering into a customary release agreement with respect thereto.  None of the Parties shall disclose to the Independent Accountant, and the Independent Accountant shall not consider for any purpose, any settlement discussions or settlement offers made by any of the Parties with respect to any objection under this Section 2.9.  The determinations by the Independent Accountant as to the item or items in dispute shall be in writing and shall be final, binding and conclusive, absent manifest error, for all purposes of determining the Final Loss Development Amount and shall have the same effect for all purposes as if such determinations had been embodied in a final judgment, entered by a court of competent jurisdiction, and either Party may petition the New York courts to reduce such decision to judgment.  The fees, costs and expenses of retaining the Independent Accountant shall be borne by the Parties in the same proportion as the aggregate amount of the unresolved items that is unsuccessfully disputed by each Party (as determined by the Independent Accountant) bears to the total amount of the unresolved items submitted to the Independent Accountant.  Following the resolution of all disputed items (or if there is no dispute, promptly following the 30th day of the Loss Development Review Period), Purchaser shall revise the Loss Development Amount to reflect the resolution of any disputed items (as so revised or the Loss Development Statement delivered by Purchaser without revision if no Loss Development Notice of Disagreement is timely received, the “Final Loss Development Statement”) and shall deliver a copy thereof to the Stockholders’ Representative.  The Loss Development Amount reflected in such Final Loss Development Statement shall be referred to as the “Final Loss Development Amount”.

(e)           Effective upon the end of the Loss Development Review Period (if a Loss Development Notice of Disagreement is not timely received), or upon the resolution of all matters set forth in the Loss Development Notice of Disagreement either by mutual agreement of the Parties or by the Independent Accountant, the Purchase Price shall be subject to adjustment as follows:  (i) if the Final Loss Development Amount exceeds the Closing Date Reserves (a “Negative Loss Development”), the Purchase Price shall be reduced by the lesser of (i) the Loss Development Collar and (ii) seventy-nine percent (79%) of the amount of the Negative Loss Development (as the case may be, a “Negative Adjustment”), which shall be paid by the Stockholders to Purchaser in accordance with the provisions of this Section 2.9(e); and (ii) if the Closing Date Reserves exceed the Final Loss Development Amount (a “Positive Loss Development”), the Base Purchase Price shall be increased by the lesser of (i) the  Loss Development Collar and (ii) seventy-nine percent (79%) of the amount of the Positive Loss Development (as the case may be, a “Positive Adjustment”), which shall be paid by Purchaser to the Stockholders in accordance with the provisions of this Section 2.9(e).  With respect to the adjustment to the Purchase Price (A) in clause (i) of this Section 2.9(e), the Stockholders, severally and not jointly (based on their Pro Rata Percentages), shall pay to Purchaser the amount of the Negative Adjustment by wire transfer of immediately available funds within ten (10) Business Days following the delivery of the Final Loss Development Statement and (B) in clause (ii) of this Section 2.9(e), Purchaser shall pay by wire transfer of immediately available funds, within ten (10) Business Days following the delivery of the Final Loss Development Statement, the amount of the Positive Adjustment to the Stockholders (pro rata based on their Pro Rata Percentages) to an account or accounts designated by the Stockholders.

(f)           Any Party’s right to indemnification pursuant to Article VII shall not be deemed to limit, supersede or otherwise affect, or be limited, superseded or otherwise affected by, such Party’s rights under this Section 2.9, except to the extent such Losses are expressly taken into account in the Final Loss Development Statement. Without prejudice to any other right or remedy Purchaser has or may have, Purchaser may set off any Liability Purchaser has to either Stockholder under this Section 2.9 against and to the extent of any finally determined through final judicial process (or mutually agreed upon) Losses for which such Stockholder is obligated to Purchaser pursuant to Article VII.  To the extent of any unresolved or pending claims made by Purchaser in good faith pursuant to Article VII against either Stockholder, Purchaser shall have the right to hold back from any Liability Purchaser has to such Stockholder under this Section 2.9 the amount of Losses subject to such unresolved or pending claims, provided that Purchaser shall instead deposit such amount into an escrow account with an unaffiliated, institutional third party until the final resolution thereof.

ARTICLE III

REPRESENTATIONS AND WARRANTIES
OF THE STOCKHOLDERS

With respect to the representations set forth in Sections 3.1, 3.2, 3.3(a), and 3.29 specifically relating to matters specific to an individual Stockholder (“Stockholder Specific Representations”), such Stockholder (and only such Stockholder) hereby represents and warrants to Purchaser, and with respect to all other representations set forth in this Article III, each of the Stockholders severally and not jointly hereby represents and warrants to Purchaser, in each case, except with respect to each Section of this Article III for such disclosures as are set forth in the section of the disclosure schedule delivered by the Stockholders to Purchaser prior to the execution and delivery of this Agreement (the “Stockholders Disclosure Schedule”) that corresponds to such Section in this Article III (it being understood that disclosure of any matter in any section of the Stockholders Disclosure Schedule shall be deemed disclosed for other Sections in this Article III to the extent the relevance of such disclosure to such other Sections in this Article III is readily apparent on the face of such disclosure or by virtue of the nature of such disclosure, notwithstanding the omission of an appropriate cross reference thereto), as of the date hereof, as follows:

Section 3.1           Organization and Qualification of Stockholders. Each of the Stockholders that is a corporation is duly organized, validly existing and in good standing under the laws of the state of its incorporation and has all requisite corporate power and authority to own, license, use, lease and operate its assets and properties and to carry on its business (including the Business) as it is now being conducted.

Section 3.2            Authority; Non-Contravention; Approvals.

(a)           Each of the Stockholders that is a corporation has all requisite corporate power and authority to execute and deliver this Agreement and the other Transaction Documents to which it is a party and to perform its obligations and the transactions contemplated by this Agreement and such other Transaction Documents.  The execution and delivery of this Agreement and such other Transaction Documents and the performance by such Stockholder of its obligations and the transactions contemplated by this Agreement and such other Transaction Documents, if so required, have been approved by the Board of Directors of such Stockholder, and no other corporate or other proceedings on the part of such Stockholder are necessary to authorize the execution and delivery of this Agreement and such other Transaction Documents by such Stockholder and the performance by such Stockholder of its obligations and the transactions contemplated by this Agreement and such other Transaction Documents.  Each Stockholder has the right and capacity to (i) make, execute and deliver this Agreement and the other Transaction Documents to which such Stockholder is (or will be) a party and (ii) perform his, her or its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby.  This Agreement, and when executed and delivered each Transaction Document to which each Stockholder is (or will be) a party, has been (or will be) duly executed and delivered by such Stockholder and constitutes (or will constitute), the valid and legally binding obligation of such Stockholder, enforceable against such Stockholder in accordance with their respective terms, except as such enforceability may be limited by applicable bankruptcy, insolvency and similar Laws affecting creditors’ rights generally and general principles of equity (whether considered in equity or at law).

(b)           Except as set forth in Section 3.2 of the Stockholders Disclosure Schedule, the execution and delivery by each Stockholder of this Agreement and the other Transaction Documents to which such Stockholder is a party, and the performance by such Stockholder of his, her or its obligations and the transactions contemplated by this Agreement and such other Transaction Documents will not (i) conflict with or result in a breach of any provision of any certificate of incorporation or bylaws (or similar organizational documents) of such Stockholder, (ii) require any consent of or other action by any Person under, result in a violation or breach of or constitute a default (or an event which, with or without notice or lapse of time or both, would constitute a default) under, result in the creation or imposition of an Encumbrance (other than a Permitted Encumbrance) upon any property, assets or rights of such Stockholder, the Company or any of its Subsidiaries pursuant to, or result in the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit under any contract or other instrument of any kind to which such Stockholder or the Company or any of its Subsidiaries is now a party or by which any of their respective properties, assets or rights are bound or any Permit held by and applicable to the assets or business of the Company and its Subsidiaries or (iii) violate any Law applicable to such Stockholder, the Company or any of its Subsidiaries or any of their respective assets, except, in each case, with respect to the preceding clauses (ii) and (iii) as would not, individually or in the aggregate, be material.

(c)           Except as set forth in Section 3.2 of the Stockholders Disclosure Schedule, no material declaration, filing or registration with, or notice to, or authorization, consent, order or approval of, any Governmental Authority or other Person is required to be obtained or made by a Stockholder, the Company or the Company’s Subsidiaries in connection with or as a result of the execution and delivery and performance of this Agreement and the other Transaction Documents to which such Stockholder is a party, or the consummation by such Stockholder of the transactions contemplated by this Agreement and such other Transaction Documents, other than such declarations, filings, registrations, notices, authorizations, consents, orders or approvals which, if not made or obtained, as the case may be, would not be material.

Section 3.3            Capital Stock of the Company and its Subsidiaries.

(a)           The authorized capital stock of the Company consists of 200 shares of common stock, no par value per share, of which only the Shares are issued and outstanding.  Each Stockholder is the record and beneficial owner of the Shares set forth opposite the name of such Stockholder on Schedule 2.1 of the Stockholders Disclosure Schedule free and clear of all Encumbrances, except for any Encumbrances created by this Agreement and restrictions on transfer under federal and state securities laws. Upon the delivery of the Shares by the Stockholders to Purchaser in the manner contemplated under Article II, Purchaser will acquire the beneficial and sole and exclusive legal title to the Shares, free and clear of all Encumbrances, except for restrictions on transfer under federal and state securities laws or Encumbrances created or incurred by Purchaser or its Affiliates.  All of the Shares have been duly authorized, validly issued, fully paid and are non-assessable, were offered, issued and sold in compliance with all applicable Laws, were not issued in violation of and, except as set forth in Section 3.3 of the Stockholders Disclosure Schedule, are free of any preemptive rights, rights of first refusal or similar restrictions.  Except as set forth in  Section 3.3 of the Stockholders Disclosure Schedule, there are no:  (i) outstanding securities convertible into or exchangeable for equity interests of the Company; (ii) options, warrants, calls, subscriptions or other rights, agreements or commitments obligating the Company to issue, transfer, purchase or sell any equity interests of the Company; (iii) voting trusts, proxies, or other agreements or understandings to which the Company is a party or by which the Company is bound with respect to the voting, transfer or other disposition of equity interests of the Company or (iv) contractual obligations or commitments of any character restricting the transfer of, or requiring the registration for sale of any shares of capital stock of or other voting or equity interests of the Company.

(b)           Section 3.3 of the Stockholders Disclosure Schedule sets forth for each of the Company’s Subsidiaries the amount of its authorized capital stock, the amount of its outstanding capital stock and the record and beneficial owners of its outstanding capital stock, and there are no other shares of capital stock or other equity securities of any such Subsidiary issued, reserved for issuance or outstanding.  There are no:  (i) outstanding securities convertible into or exchangeable for equity interests of any of such Subsidiaries; (ii) options, warrants, calls, subscriptions or other rights, agreements or commitments obligating the Company or its Subsidiaries to issue, transfer, purchase or sell any equity interests of any of such Subsidiaries; (iii) voting trusts, proxies, or other agreements or understandings to which the Company is or its Subsidiaries are party or by which the Company or its Subsidiaries are bound with respect to the voting, transfer or other disposition of equity interests of any of such Subsidiaries or (iv) contractual obligations or commitments of any character restricting the transfer of, or requiring the registration for sale of any shares of capital stock of or other voting or equity interests of any of such Subsidiaries.  All the outstanding shares of capital stock of each such Subsidiary have been duly authorized, validly issued, fully paid and are non-assessable, were offered, issued and sold in compliance with all applicable Laws, were not issued in violation of and, as of the Closing, will be free of any Encumbrances, preemptive rights, rights of first refusal or similar restrictions, except for restrictions on transfer under federal and state securities laws or Encumbrances created or incurred by Purchaser or its Affiliates.  Other than the Company’s Subsidiaries set forth in Section 3.3 of the Stockholders Disclosure Schedule, the Company does not directly or indirectly own any equity interest in any other Person, except for investment assets held in the ordinary course of business that do not constitute an interest of more than 5% of the total equity interests in any such Person. Except for the Shares, neither the Company nor any of its Subsidiaries has outstanding bonds, debentures, notes or other securities, the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the stockholders of the Company on any matter with respect to the Company.

Section 3.4           Corporate Organization of the Company and its Subsidiaries.  Each of the Company and its Subsidiaries is duly organized, validly existing and in good standing under the laws of its state of formation or incorporation and has all necessary corporate power and authority to carry on its business as now being conducted and to own, use, lease and license its properties, assets and rights.  The Company and its Subsidiaries are duly qualified, licensed or admitted to do business and in good standing in every jurisdiction in which such qualification, licensing or admission is necessary because of the nature of the property owned, leased or operated by it or the nature of the business conducted by it, except where the failure to do so has not had and would not have a Business Material Adverse Effect.  The Stockholders have made or will make available to Purchaser complete and correct copies of the certificate of incorporation, by-laws, corporate minute books (to the extent existing) and stock ledgers (to the extent existing) of the Company and its Subsidiaries as currently in effect, and each of the Company and its Subsidiaries are not in violation of any provision of such documents.  At the Closing, all such books and records will be in the possession of the Company or the applicable Subsidiary or otherwise delivered to Purchaser.

Section 3.5             Taxes.

(a)           All Tax Returns required to be filed by, or on behalf of or with respect to, the Company or any of its Subsidiaries have been timely filed and are complete and correct in all respects.  All Taxes that have become due, whether or not shown as due on such Tax Returns have been duly and timely paid.  No written notices respecting asserted or assessed deficiencies for any Tax have been received by the Company or any of its Subsidiaries for any Tax periods that are unresolved as of the Closing Date, and to the knowledge of the Stockholders, no Tax Authority has threatened to the Company or any of its Subsidiaries to assert any such deficiencies.  There is no audit, examination or investigation by any Tax Authority presently pending or, to the knowledge of the Stockholders, threatened with respect to the Company or any of its Subsidiaries, and neither the Company nor any of its Subsidiaries is a party to any action or proceeding by any Tax Authority for the assessment or collection of Taxes, nor has any such event been asserted or to the knowledge of the Stockholders, threatened, and neither the Company nor any of its Subsidiaries is currently pursuing an appeal of any Tax imposed against it. The Company and each of its Subsidiaries have made all withholdings of Taxes required to be made under all applicable United States, foreign, state and local Tax regulations and such withholdings have either been paid to the respective governmental agencies, properly set aside in accounts for such purpose, or accrued, reserved against, and entered upon the books of the Company or its Subsidiaries and all IRS Forms W-2 and 1099 required with respect thereto have been properly completed and timely filed by the Company and its Subsidiaries.

(b)           The Stockholders have furnished or will make available to Purchaser true and complete copies of all income and other material Tax Returns filed by the Company and each Subsidiary for which the statute of limitations on assessment has not expired.

(c)           The aggregate unpaid Taxes of the Company and its Subsidiaries (a) did not, as of the Interim Balance Sheet Date, exceed the reserve for Tax liability (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the Interim Sheet and (b) will not exceed that reserve as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of the Company and its Subsidiaries in preparing its financial statements and accruing for Tax liabilities.

(d)           Other than with respect to the affiliated group of which the Company is the parent, since January 1, 2011, neither the Company nor any of the Company’s Subsidiaries (i) has been a member of an affiliated, consolidated, combined or unitary group for purposes of filing Tax Returns or paying Taxes or (ii) has any liability for the Taxes of any Person under Treasury Regulations Section 1.1502-6 (or any similar provision of law), as a transferee or successor, by contract, or otherwise.

(e)          Since January 1, 2011, no claim has been made in writing by a Tax Authority in a jurisdiction where the Company or any of the Company’s Subsidiaries does not file Tax Returns that the Company (or such Subsidiary) is or may be subject to taxation by that jurisdiction.

(f)            Neither the Company nor its Subsidiaries has waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency (other than a waiver or extension which is no longer in effect).

(g)           Neither the Company nor its Subsidiaries is party to or bound by, or has any liability for the Taxes of any Person under, any Tax sharing, Tax allocation, Tax distribution, Tax gross-up or Tax indemnity agreement or arrangement, other than the agreement set forth in Section 3.5 of the Stockholders Disclosure Schedule.

(h)           Neither the Company nor its Subsidiaries has participated in any transaction that, as of the date hereof, is a “reportable transaction” within the meaning of Section 6707A(c)(1) of the Code or Treasury Regulation Section 1.6011-4(b).

(i)           No private letter rulings or closing agreements have been applied for or obtained by any of the Company or any of the Company’s Subsidiaries that will have any effect on the Tax Returns, Tax positions or other filings of the Company or any of the Company’s Subsidiaries subsequent to the Closing Date.

(j)            Neither the Company nor any of its Subsidiaries has been, nor will any of them be, required to include any item of income in, or exclude any item of deduction from, taxable income for any Tax period (or portion thereof) ending after the Closing Date (i) pursuant to Section 481 or 263A of the Code or any comparable provision under state, local or foreign Tax Laws as a result of transactions, events, or accounting methods employed prior to the transactions contemplated hereby, (ii) as a result of any installment sale or open transaction disposition made on or prior to the Closing Date, (iii) as a result of any prepaid amount received on or prior to the Closing Date or (iv) any election pursuant to Section 108(i) of the Code or any comparable provision of state, local or foreign Tax Law.

(k)          There is no limitation on the utilization of any Tax attributes of the Company or any of its Subsidiaries under any of Sections 269, 382, 383, 384 or 1502 of the Code (or any comparable provision or provisions of state, local or foreign Law), other than any such limitations resulting from the transactions contemplated by this Agreement.

(l)            Neither the Company nor any of its Subsidiaries has been a “distributing corporation” or a “controlled corporation” within the meaning of Section 355 of the Code (x) in the two years prior to the date of this Agreement or (y) in a distribution that could otherwise constitute a “plan” or “series of related transactions” in conjunction with the transaction contemplated by this Agreement.

(m)          There are no Encumbrances (other than Permitted Encumbrances) on any of the assets of the Company or any of its Subsidiaries that arose in connection with any failure (or alleged failure) to pay any Tax.

(n)           Neither the Company nor any of its Subsidiaries is the beneficiary of any Tax incentive, Tax rebate, Tax holiday or similar arrangement or agreement with any Governmental Authority

(o)          Neither the Company nor any of its Subsidiaries has agreed, nor has any obligation, to pay, gross up, reimburse or otherwise indemnify any current or former employee, contractor or other service provider for any Taxes, including potential Taxes imposed under Code Section 409A or Code Section 4999.

(p)           This Agreement (either alone or in combination with any other event) will not result in any “parachute payment” as defined under Code Section 280G.

Section 3.6             Financial Statements.

(a)           Copies of (i) consolidated audited financial statements consisting of the consolidated balance sheets including the Company and its Subsidiaries as of December 31 in each of the years ending 2015, 2016 and 2017, the related consolidated statements of operations and income and retained earnings, and cash flows for the years then ended on such dates (each of the foregoing financial statements, including the notes thereto, are referred to collectively as the “Financial Statements”), and (ii) unaudited financial statements that include the consolidated balance sheet of the Company and its Subsidiaries as of September 30, 2018 and the related statements of operations and income and retained earnings and cash flows for the year to date period then ended (the “Interim Financial Statements” and together with the Financial Statements, the “GAAP Financial Statements”) are set forth in Section 3.6 of the Stockholders Disclosure Schedule.  The GAAP Financial Statements have been prepared in accordance with GAAP applied on a consistent basis throughout the periods involved, subject, in the case of the Interim Financial Statements, to normal and recurring year-end adjustments (the effect of which will not be materially adverse), and except that unaudited financial statements may not contain all footnotes required by GAAP.  The GAAP Financial Statements are based on the Books and Records of the Company and its Subsidiaries, and fairly present, in all material respects, the financial condition of the Company and its Subsidiaries as of the respective dates they were prepared and the results of their operations and their cash flows for each of the periods indicated.  The consolidated balance sheet of the Company and its Subsidiaries as of December 31, 2017 is referred to herein as the “Balance Sheet” and the date thereof as the “Balance Sheet Date”, and the consolidated balance sheet of the Company and its Subsidiaries as of September 30, 2018 is referred to herein as the “Interim Balance Sheet” and the date thereof as the “Interim Balance Sheet Date”.  The Insurance Company maintains a standard system of accounting established and administered in accordance with SAP in all material respects.  The Books and Records of the Company and its Subsidiaries have been maintained in all material respects in compliance with all applicable Laws and reasonable business practices.  At the Closing Date, all Books and Records will be in the possession of the Company or its applicable Subsidiary or otherwise delivered to Purchaser.  To the knowledge of the Stockholders, the Books and Records of the Company and its Subsidiaries contain no material Data Input Inaccuracies.

(b)          The Stockholders have heretofore delivered to or made available to Purchaser complete and correct copies of the Annual Statements of the Insurance Company filed with the Domiciliary Regulator for the years 2015, 2016 and 2017, together with all exhibits and schedules thereto (the “Annual Statements”).  The Stockholders have furnished, and will furnish to Purchaser, as soon as practicable after their preparation, complete and correct copies of each Quarterly Statement of the Insurance Company filed with the Domiciliary Regulator for periods up through the quarter ended September 30, 2018 and all exhibits and schedules thereto (the “Quarterly Statements”, and together with the Annual Statements, the “SAP Financial Statements”).  The SAP Financial Statements have been prepared in accordance with SAP throughout the periods involved and in accordance with the Books and Records of the Insurance Company, except as expressly set forth or disclosed in the notes, exhibits or schedules thereto.  The SAP Financial Statements fairly and accurately present in all material respects the assets, liabilities and capital and surplus of the Insurance Company, as of the dates thereof in accordance with SAP, applied consistently with past practice, and the results of its operations, changes in surplus and cash flows for each of the periods indicated, subject, in the case of the Quarterly Statements, to normal year-end adjustments.  The Annual Statement for 2017 has been prepared in accordance with accounting practices prescribed or permitted by the National Association of Insurance Commissioners and the New York State Department of Financial Services.  All permitted practices have been approved by the Domiciliary Regulator in writing at or prior to the time used by the Insurance Company in connection with the applicable SAP Financial Statements, and such approval is currently in effect without an expiration date.  No material deficiency has been asserted by any Governmental Authority with respect to any of the SAP Financial Statements that has not been resolved to the satisfaction of the applicable Governmental Authority prior to the date hereof.

(c)           The Company and its Subsidiaries have devised and maintained systems of internal accounting controls sufficient to provide reasonable assurances that (i) all transactions are executed in accordance with management’s specific authorization or in accordance with written policies and procedures, (ii) all transactions are recorded as necessary to permit the preparation of financial statements in conformity with GAAP or SAP, as applicable, and to maintain proper accounting for items, (iii) access to their property and assets is permitted only in accordance with management’s specific authorization or in accordance with written policies and procedures and (iv) recorded accountability for items is compared with actual levels at reasonable intervals and appropriate action is taken with respect to any differences.

Section 3.7            Undisclosed Liabilities.  The Company and its Subsidiaries have no Liabilities, except (a) for Liabilities specifically reflected, disclosed or reserved against in the Interim Balance Sheet or specifically disclosed in the notes thereto as of the Interim Balance Sheet Date, (b) for Liabilities incurred after the Interim Balance Sheet Date in the ordinary course of business consistent with past practice, (c) for Liabilities under Material Contracts or under Contracts not required to be listed on Schedule 3.13 of the Stockholders Disclosure Schedule (other than any Liabilities arising out, in connection with or as a result of any breach of any such Contract) and (d) for Liabilities otherwise set forth on Schedule 3.7 of the Stockholders Disclosure Schedule.

Section 3.8           Absence of Certain Changes, Events and Conditions.  Except as disclosed in Schedule 3.8 of the Stockholders Disclosure Schedule, from the Interim Balance Sheet Date to the date of this Agreement, (a) the Company and its Subsidiaries have conducted their businesses in the ordinary course (other than with respect to its activities in connection with the proposed sale of the Company and the negotiation, execution and performance of this Agreement and the other Transaction Documents) and (b) there has not been any material event or change (including any disposal of material assets or business operations or the termination of any Material Contract).  Since the Interim Balance Sheet Date to the date hereof, neither the Company nor any of its Subsidiaries has taken any action or failed to take any action that, if taken after the date hereof, would constitute a breach of Section 5.1.

Section 3.9             Labor Relations.

(a)          Section 3.9 of the Stockholders Disclosure Schedule is a complete and accurate list of all Employees as of the date hereof, listing:  most recent hire or rehire dates, leave status as applicable, job title, location and the rate of compensation (including the portions thereof attributable to salary, bonus and other compensation, respectively) as of the Interim Balance Sheet Date.

(b)           There is no unfair labor practice, grievance, charge, arbitration, complaint, lawsuit or other employment-related proceeding pending or, to the knowledge of the Stockholders, threatened against the Company or any of its Subsidiaries.

(c)         Except as set forth in Section 3.9 of the Stockholders Disclosure Schedule, the Company and its Subsidiaries, are each in material compliance with all applicable Laws respecting labor, employment, workers’ compensation, occupational safety and health requirements, plant closings, withholding of taxes, employment discrimination, disability rights or benefits, equal opportunity, labor relations, immigration matters, Form I-9 matters, employee leave issues, unemployment insurance and related matters, terms and conditions of employment, and wages and hours, and, to the knowledge of the Stockholders, none of them have engaged in any material unfair labor practices.  To the knowledge of the Stockholders, all individuals who provide services to the Company or any of its Subsidiaries have at all times been accurately classified by the Company or such Subsidiaries with respect to such services as an employee or a non-employee, and as exempt from overtime rules or not so exempt.

(d)           None of the Company or its Subsidiaries is a party to, otherwise bound by, subject to or has any liability with respect to, any collective bargaining agreement, labor union contract, or other arrangement or understanding with a labor union or labor organization, and there are no unions other organizations representing, purporting to represent or attempting to represent any Employees, nor do the Stockholders know of any activities or proceedings of any labor union or other Person to organize any current Employees.  There is no labor strike, collective labor dispute, slowdown, work stoppage or lockout pending or, to the knowledge of the Stockholders, threatened against the Company or its Subsidiaries that would reasonably be expected to result in a material liability to the Company or any of its Subsidiaries.

(e)           Neither the Company nor any of its Subsidiaries has effectuated a “plant closing” or “mass layoff” as those terms are defined in the WARN Act, affecting in whole or in part any site of employment, facility, operating unit or Employee, without complying with all provisions of the WARN Act, or implemented any early retirement, separation or window program within the twelve (12) months prior to the date of this Agreement, nor has the Company or any of its Subsidiaries announced any such action or program for the future.

Section 3.10          Compliance with Laws.  Except as disclosed in Section 3.10 of the Stockholders Disclosure Schedule, since January 1, 2013, the Company and each of its Subsidiaries have complied, and are now complying, with all Laws applicable to it or its business, properties, assets or rights in all material respects.  Except as disclosed in Section 3.10 of the Stockholders Disclosure Schedule, the Company and its Subsidiaries have not at any time since January 1, 2015, (i) received any written or to the knowledge of the Stockholders, oral notice or other written or, to the knowledge of the Stockholders, oral communication from any Governmental Authority regarding any actual or alleged material violation of, or failure on the part of the Company or its Subsidiaries to comply in all material respects with, any Law or (ii) to the knowledge of the Stockholders, been placed under investigation with respect to any material violation of any Law.

Section 3.11           Litigation and Proceedings.  Except as disclosed in Section 3.11 of the Stockholders Disclosure Schedule or with respect to the Superstorm Sandy Matter and the Weathers Matter, and other than Actions arising in the ordinary course of business from or related to the obligations of the Insurance Company under any Insurance Contracts that are not Extra Contractual Obligations, there (i) are no pending or, to the knowledge of the Stockholders, threatened, Actions against the Stockholders (solely with respect to the Business), the Company or any of its Subsidiaries or any of their respective properties, assets or rights, (ii) is not any Action challenging the validity or propriety of, or that has the effect of preventing, materially delaying or making illegal or otherwise interfering with any of the transactions contemplated by this Agreement or the Transaction Documents and (iii) is no injunction, order, judgment, decree, award or regulatory restriction imposed upon the Stockholders (solely with respect to the Business), the Company, or any of its Subsidiaries or any of their respective properties, assets or rights which (x) restricts the ability of the Company, or any of its Subsidiaries to conduct the Business in the ordinary course of business consistent with past practices, (y) enjoins or would reasonably be expected to have the effect of preventing any of the transactions contemplated by this Agreement or the Transaction Documents or (z) that would reasonably be expected to result in any Losses to the Company or any of its Subsidiaries.

Section 3.12           Permits.

(a)          All material Permits required to be held by the Company or its Subsidiaries for the Company and its Subsidiaries to own or lease, operate and use their respective assets or properties or conduct business in each of the jurisdictions in which the Company or such Subsidiaries conducts or operates business in the manner conducted as of the date hereof have been obtained by it and are valid and in full force and effect.  The Company and its Subsidiaries are, and at all times since January 1, 2015 have been, in material compliance with all of the terms and requirements of each such Permit.  Section 3.12 of the Stockholders Disclosure Schedule lists each such Permit and the issuing Governmental Authority, and, as applicable, the types of insurance products for which each Permit applies.

(b)          With respect to the Permits of the Company and its Subsidiaries, the Company and its Subsidiaries have not at any time since January 1, 2015 received any written or to knowledge of the Stockholders, oral notice from any Governmental Authority regarding any actual or proposed revocation, suspension or termination of, or material modification to, any such Permit, in each case other than any such item that has been cured or otherwise resolved to the satisfaction of such Governmental Authority or that is no longer being pursued by such Governmental Authority following a response by the Company or such Subsidiary.  The Company and its Subsidiaries are not the subject of any regulatory, supervision, conservation, rehabilitation, liquidation, receivership, insolvency or other similar proceeding and, to the knowledge of the Stockholders, no such proceeding is threatened.

(c)           The Insurance Company is not a “commercially domiciled insurer” under applicable Law and is not otherwise treated as domiciled in a jurisdiction other than New York.

(d)          All material filings required to be made by the Company pursuant to applicable Law to any applicable Governmental Authority were timely filed and were, at the time of filing, true, complete and accurate and in compliance with applicable Law in all material respects.  No material deficiencies have been asserted by any Governmental Authority with respect to such filings that have not been remedied prior to the date hereof.  True and complete copies have been or will be made available to Purchaser of the reports (or the most recent drafts thereof, to the extent any final reports are not available and such drafts have been provided to the Company), reflecting the results of any financial examinations or market-conduct examinations of the Company or any of the Company’s Subsidiaries conducted by any Governmental Authority since January 1, 2015.

Section 3.13           Contracts and Other Agreements.

(a)           Section 3.13 of the Stockholders Disclosure Schedule sets forth a true and complete list of all of the following Contracts to which the Company or its Subsidiaries is a party or by which any of their respective assets is bound, other than (x) Reinsurance Contracts, (y) Contracts which are cancellable by the Company or such Subsidiary on 30 days’ notice or less without penalty or other payment by the Company or its Subsidiaries, and (z) Contracts contemplated by this Agreement or any other Transaction Document (each, whether or not listed in Section 3.13 of the Stockholders Disclosure Schedule, a “Material Contract”):

(i)            all partnership, joint venture, shareholders’ or other similar contacts with any Person;

(ii)          all Contracts with a stockholder, director or officer of the Company or any of its Subsidiaries, other than employment agreements or customary confidentiality agreements and invention assignment agreements entered into with Employees generally, but including any Contract that would require the payment of a cash bonus to any director, officer or employee of the Company or any of its Subsidiaries as a result of the consummation of the transactions contemplated hereby;

(iii)          all Contracts that (A) contain covenants binding upon the Company or any of its Subsidiaries that restrict the ability of the Company or any of its Subsidiaries to compete in any business or in any geographic area in a manner that is material to the Company and its Subsidiaries, taken as a whole, or (B) grant any exclusive rights to make, sell, or distribute the Company’s material products and services, or otherwise prohibit or limit in any material respect the right of the Company or its Subsidiaries to develop, manufacture, market, sell, or distribute any material products or services;

(iv)          all Contracts under which the Company or any of its Subsidiaries has advanced or loaned any funds or has guaranteed any obligations of another Person;

(v)          any Contract (or group of related Contracts with respect to a single transaction or series of related transactions) that involve future payments, performance or services or delivery of goods or materials to or by the Company any of its Subsidiaries of an aggregate amount or value of more than $50,000.00 in any calendar year;

(vi)          all Contracts that are in respect of employment, compensation bonus, retention, severance pay, termination pay, change of control and deferred compensation, and other similar Contracts, between the Company or its Subsidiaries and any Employee or consultant or contractor to the Company or its Subsidiaries;

(vii)        all Contracts that relate to any settlement agreement, other than (a) releases immaterial in nature or entered into with former employees or independent contractors of the Company in the ordinary course of business in connection with the cessation of such employee’s or independent contractor’s employment with or services to the Company, (b) settlement agreements for cash only (which has been paid or accrued for) or (c) settlement agreements entered into more than two (2) years prior to the date of this Agreement under which none of the Company or Subsidiaries have any continuing obligations, liabilities, or rights (excluding releases), in each case material to the Company and its Subsidiaries taken as a whole;

(viii)       (A) any Contract between the Company, on the one hand, and the Stockholders or any Affiliate of the Stockholders (other than the Company), on the other hand, (B) any guarantee by the Stockholders or any Affiliate of the Stockholders (other than the Company) in favor of or in respect of any obligations of the Company or (C) any Contract between the Company or any of its Subsidiaries, on the one hand, and any director or officer of the Company (or any Affiliate of such a director or officer (other than the Company)), on the other hand;

(ix)          promissory notes, mortgages, indentures, loan or credit agreements, security agreements and other agreements and instruments or any other Debt relating to the borrowing of money or extension of credit to the Company or any of its Subsidiaries or the direct or indirect guarantee by the Company or any of its Subsidiaries of any obligation for borrowed money or other Debt of any Person;

(x)           the Producer Contracts with the fifteen (15) largest Producers (measured by the aggregate gross written premium of the Business) for the twenty-four-month period ended August 30, 2018;

(xi)          any collective bargaining agreement;

(xii)          Contracts with the ten largest vendors (measured by total annual payments made to vendors) of the Company for the year ended December 31, 2017;

(xiii)        any Contracts pursuant to which the Company (A) is licensed or otherwise permitted to use any Intellectual Property (excluding licenses for commercially available “off-the-shelf” Software licensed to the Company for a one-time or annual fee of less than $50,000) and (B) licenses or otherwise permits any Person to use any Intellectual Property owned by the Company;

(xiv)        any Contract which relates to the acquisition or disposition by the Company of any business or operations, capital stock or assets of any Person or any real estate as to which there are any material ongoing obligations of the Company;

(xv)        any Contract relating to any material interest rate, derivatives or hedging transaction;

(xvi)        any investment advisory agreements or any other Contracts relating to investment management, investment advisory or subadvisory services to which the Company is a party;

(xvii)       any third-party administration Contracts;

(xviii)      any Contract that provides the counterparty thereto with any additional rights or the Company with any additional obligations in the event of a ratings downgrade of the Company;

(xix)         all Company IP Agreements; and

(xx)          any other Contract (not otherwise required to be disclosed pursuant to any of the foregoing clauses) material to the Business.

(b)          As of the date of this Agreement, each Material Contract and Producer Contract to which the Company or its Subsidiaries is a party is in full force and effect and constitutes a legal, valid, binding agreement, enforceable against the Company or any Subsidiary thereof, as applicable, and, to the knowledge of the Stockholders, each other party thereto, in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency and similar Laws affecting creditors’ rights generally and general principles of equity (whether considered in equity or at law).  Except as set forth on Section 3.13 of the Stockholders Disclosure Schedule, none of the Company, its Subsidiaries or, to the knowledge of the Stockholders, any other party to each such contract is in material violation or breach of, or in material default under, nor has there occurred an event or condition that with the passage of time or giving of notice (or both) would constitute a material default under, or permit the termination of, any such Contract.  Except as set forth on Section 3.13 of the Stockholders Disclosure Schedule, no Material Contract contains any provision which by its own terms would result in a modification of the agreement by reason of the consummation of the transactions contemplated hereby or the other Transaction Documents.  Except as set forth on Section 3.13 of the Stockholders Disclosure Schedule, neither the Company nor its Subsidiaries have received written notice of the cancellation or termination of any Material Contract.  Except as set forth on Section 3.13 of the Stockholders Disclosure Schedule, (i) none of the Material Contracts contain any provision providing that the other party thereto may terminate, amend or alter the pricing or other terms thereof by reason of the transactions contemplated by this Agreement or otherwise, and (ii) to the knowledge of the Stockholders, no other party to a Material Contract has threatened in writing to cancel or not renew any Material Contract, whether as a result of the consummation of the transactions contemplated by this Agreement or otherwise.

(c)           Except as set forth on Section 3.13 of the Stockholders Disclosure Schedule, the Stockholders have heretofore delivered or made available to Purchaser true and complete copies of each Material Contract and Company IP Agreement set forth on Section 3.13 of the Stockholders Disclosure Schedule, together with all material amendments and supplements thereto, and the form(s) of Producer Contracts used in the Business, if any.

Section 3.14           Intellectual Property.

(a)          Section 3.14 of the Stockholders Disclosure Schedule lists, by Company and each of the Company’s Subsidiaries, all (i) Company IP Registrations and (ii) Company Intellectual Property, other than unregistered designs, trademarks, copyrights and other unregistered Intellectual Property that, individually or in the aggregate, are not material to the conduct of the Business.  All the Company Intellectual Property has been duly registered in, filed in or issued by the appropriate Governmental Authority where such registration, filing or issuance is necessary for the conduct of the business of the Company and its Subsidiaries as presently conducted.  Each item of the Company Intellectual Property that is registered Intellectual Property is subsisting and, to the knowledge of the Stockholders, valid and enforceable.

(b)           The Company or its Subsidiaries are the sole and exclusive legal and beneficial, and with respect to the Company IP Registrations, record owner of all right, title and interest in and to the Company Intellectual Property, and as of the Closing, will be free and clear of Encumbrances other than Permitted Encumbrances.  Since January 1, 2015, none of the Company or its Subsidiaries has received any written communication from any Person asserting any ownership interest in any Company Intellectual Property.

(c)           All Persons (including current and former employees and independent contractors) who created or contributed to any portion of, or otherwise would have rights in or to, Company Intellectual Property that is material to the conduct of the Business have executed enforceable written agreements that validly and irrevocably assign to the Company or one of its Subsidiaries all of their rights in and to such Company Intellectual Property, or the Company owns all such Company Intellectual Property pursuant to applicable Law.

(d)          The Company’s and its Subsidiaries’ rights in the Company Intellectual Property are subsisting and, to the knowledge of the Stockholders, valid and enforceable.  The Company and its Subsidiaries have taken reasonable steps to (i) maintain the validity and enforceability of the Company Intellectual Property that is material to the Business and (ii) protect and preserve the confidentiality of all material confidential information and trade secrets used or practiced in the Business.

(e)           Since January 1, 2015, the conduct of the Business has not been and is not infringing, misappropriating, diluting, violating or conflicting with the Intellectual Property or other rights of any Person, except for such violations, misappropriations, dilutions, conflicts or infringements that, individually or in the aggregate, have not been and would not reasonably be expected to be material to the conduct of the Business.  To the knowledge of the Stockholders, since January 1, 2015, none of the Company Intellectual Property has been or is being infringed, misappropriated, diluted, violated or otherwise used or made available for use by any Person without a license or permission from the Company or a Subsidiary.  Since January 1, 2015, none of the Stockholders, the Company or the Company’s Subsidiaries has received any written communication alleging that the Company or its Subsidiaries infringed, misappropriated, violated, diluted or conflicted with any rights relating to Intellectual Property of any Person.

(f)           There are no claims pending or, to the knowledge of the Stockholders, threatened against the Company or its Subsidiaries by any Person with respect to the ownership, validity, enforceability, effectiveness or use in the Business of any Intellectual Property or by any of the Company or its Subsidiaries or any other Person alleging any infringement, misappropriation, dilution or violation by any Person of the Company Intellectual Property.

(g)          Neither the Company nor any of its Subsidiaries, in the conduct of the Business, uses or distributes, or has used or distributed, any Software licensed, provided, or distributed under any open source license, including any license meeting the Open Source Definition (as promulgated by the Open Source Initiative) or the Free Software Definition (as promulgated by the Free Software Foundation) or any Software that contains or is derived from any such Software (“Open Source Software”) in any manner that would require any source code of the Software owned by the Company or any of its Subsidiaries to be disclosed, licensed for free, publicly distributed, attributed to any person or dedicated to the public.  The Company and its Subsidiaries are in compliance with all terms and conditions of all relevant licenses (including all requirements relating to notices and making source code available to third parties) for all Open Source Software used in the Business.

(h)          The IT Systems (i) are in good repair and operating condition (ordinary wear and tear excepted) and are adequate and suitable (including with respect to working condition, security, performance and capacity) for the purposes for which they are being used or held for use and (ii) to the knowledge of the Stockholders, do not contain any Malware that would reasonably be expected to materially interfere with the ability of the Company and its Subsidiaries to conduct the Business or present a material risk of unauthorized access, disclosure, use, corruption, destruction or loss of any personally identifiable information, data or non-public information.

(i)            Other than as disclosed on Section 3.14 of the Stockholders Disclosure Schedule, the Company and its Subsidiaries (A) have implemented, maintained, and complied in all material respects with written security, business continuity and backup and disaster recovery plans and procedures that are materially consistent with industry best practices with respect to the IT Systems, and (B) have taken commercially reasonable steps to test such plans and procedures, and such plans and procedures are effective in all material respects.  Since January 1, 2015, (x) to the knowledge of the Stockholders, there has been no failure, breakdown, persistent substandard performance, unauthorized access or use, or other adverse event affecting any of the IT Systems, and (y) the Company and its Subsidiaries have not been notified by any third Person (including pursuant to an audit of the Business by such third Person) of, nor do the Stockholders have any knowledge of, any material data security, information security or other technological deficiency with respect to the IT Systems, in each case of (x) and (y), that has caused or would reasonably be expected to cause any material disruption to the conduct of the Business or present a material risk of unauthorized access, disclosure, use, corruption, destruction or loss of any personally identifiable information, data or non-public information.

(j)           Since January 1, 2015, (i) a privacy statement regarding the collection, retention, storage, protection, security, use, disclosure, distribution, transmission, maintenance and disposal (collectively, “Use”) of the personally identifiable information, data and non-public information of individuals who are visitors to the websites or mobile applications of the Company and its Subsidiaries (a “Privacy Statement”) has at substantially all times been posted and accessible to individuals on each website or mobile application of the Company and its Subsidiaries; (ii) the Company and its Subsidiaries have adopted and maintained a written information security program (“WISP”) consistent with applicable Laws to govern the Use of all personally identifiable information, data and non-public information of individuals Used by or on behalf of the Company and its Subsidiaries, and (iii) the Company and its Subsidiaries have been and are in compliance in all materially respects with the Privacy Statements  and WISP (as applicable to any given set of personally identifiable information, data and non-public information collected by or on behalf of the Company or any of its Subsidiaries) and with any and all applicable Laws, regulatory guidelines, contractual requirements, terms of use, and payment card industry standards pertaining to Use of personally identifiable information, data and non-public information.

(k)          Since January 1, 2015, neither the Company nor any of its Subsidiaries, nor, to the knowledge of the Stockholders, any third Person working on behalf of any of them, has received any written claims, notices or complaints regarding the Company’s, its Subsidiaries’ or such third Person’s information practices or the Use of any personally identifiable information, data and non-public information of individuals, or alleging a violation of any individual’s privacy, personal or confidentiality rights under the Privacy Statement or otherwise from any Person or any other Governmental Authority.  To the knowledge of the Stockholders, since January 1, 2015, there has been no unauthorized access to personally identifiable information, data or non-pubic information of individuals maintained by or on behalf of the Company or its Subsidiaries.

Section 3.15           Real Property.

(a)           Other than as disclosed in Section 3.15 of the Stockholders Disclosure Schedule, neither the Company nor any Subsidiary thereof owns any direct, indirect or beneficial interest in real property. Section 3.15 of the Stockholders Disclosure Schedule sets forth a true and complete listing, as of the date hereof, of all Leases and the address, the name of landlord, the name of the tenant, the rent, the term, the entity in possession of any sublease, the amount of security deposit, if any, and whether the real property is used exclusively by the Company or is shared with other businesses operated by the Stockholders or any Affiliates of the Stockholders for each Lease. The Stockholders have delivered or made available to Purchaser correct and complete copies of the Leases (as amended or supplemented).  Each Lease is legal, valid, binding, in full force and effect, and enforceable in accordance with its respective terms against the Company and, to the knowledge of the Stockholders, against the other parties thereto, except as such enforceability may be limited by applicable bankruptcy, insolvency and similar Laws affecting creditors’ rights generally and general principles of equity (whether considered in equity or at law).

(b)           Other than as disclosed in Section 3.15 of the Stockholders Disclosure Schedule, each Lease grants the Company or its Subsidiary, as applicable, the exclusive right to use and occupy the premises and rights demised and intended to be demised thereunder.  Except as set forth in Section 3.15 of the Stockholders Disclosure Schedule, the Company and its Subsidiaries have the right to quiet enjoyment of all material property leased by them for the term of each such Lease (or any renewal option) relating thereto.  Other than as disclosed in Section 3.15 of the Stockholders Disclosure Schedule, there are no subtenants occupying any portion of the Leased Real Properties and except for the Company, its Subsidiaries and such subtenants, no other person or entity has any right to occupy or possess any portion of the Leased Real Properties.  Neither the Company’s nor any of the Company’s Subsidiaries’ interests in any of the Leased Real Properties, as the case may be, has been pledged, assigned, hypothecated, mortgaged, or otherwise encumbered in any manner other than Permitted Encumbrances or Encumbrances which will be released and discharged as of the Closing.

Section 3.16           Reinsurance Matters.

(a)          Section 3.16 of the Stockholders Disclosure Schedule sets forth a complete list of all Reinsurance Contracts.  As of the date of this Agreement, each Reinsurance Contract is in full force and effect and constitutes a legal, valid, binding agreement, enforceable against the Company or any of the Company’s Subsidiaries, as applicable, and, to the knowledge of the Stockholders, each other party thereto, in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency and similar Laws affecting creditors’ rights generally and general principles of equity (whether considered in equity or at law).  Neither the Insurance Company nor, to the knowledge of the Stockholders, any other party to each such contract is in material violation or material breach of, or in material default under, nor has there occurred an event or condition that with the passage of time or giving of notice (or both) would constitute a material default by the Insurance Company (or, to the knowledge of the Shareholders, any other party thereto) under, or permit the termination by the other party (or, to the knowledge of the Stockholders, the Insurance Company) of, any such contract.  No Reinsurance Contract contains any provision which by its own terms would result in a modification of the agreement by reason of the consummation of the transactions contemplated hereby or the other Transaction Documents.  No consent is required from any party to a Reinsurance Contract in connection with the transactions provided for in this Agreement.

(b)         To the knowledge of the Stockholders, since the commencement date of each Reinsurance Contract (A) the financial condition of any reinsurer party to any Reinsurance Contract has not been materially impaired with the result that a default thereunder may reasonably be anticipated, (B) there has not been any dispute with respect to any material amounts recoverable or payable by the Insurance Company pursuant to any Reinsurance Contract and (C) no reinsurer party to a Reinsurance Contract has denied coverage with respect to any current or prospective material claim.  All amounts owed under any Reinsurance Contracts have been timely paid in accordance with their respective terms.  The Insurance Company is entitled under SAP to take full credit in its statutory financial statements for all amounts recoverable by it pursuant to any of its Reinsurance Contracts, and all such amounts are reflected in the SAP Financial Statements.  All risks shown in the SAP Financial Statements as subject to reinsurance are reinsured, subject to the retentions and levels of reinsurance provided in each Reinsurance Contract.  Except as set forth on Section 3.16 of the Stockholders Disclosure Schedule, none of the Reinsurance Contracts contain any provision providing that the other party thereto may terminate, recapture, amend or alter the pricing or other terms thereof by reason of the transactions contemplated by this Agreement.  The Insurance Company is not a party to any separate written or oral agreements with any reinsurer party to a Reinsurance Contract that would under any circumstances reduce, limit, mitigate or otherwise affect any actual or potential loss to the parties under any Reinsurance Contract, other than the agreements and understandings that are explicitly set forth in such Reinsurance Contract.

Section 3.17          Insurance Coverage.  Section 3.17 of the Stockholders Disclosure Schedule sets forth an accurate, current and complete list of all insurance policies insuring the Company or its Subsidiaries relating to the assets, properties, business, operations, employees, officers or directors of the Company and its Subsidiaries as of the date of this Agreement.  All such policies are in full force and effect and all premiums due and payable thereon have been paid.  Neither the Stockholders nor the Company or its Subsidiaries have received or, to the knowledge of the Stockholders, been threatened with, a notice of cancellation, nonrenewal, denial of claims, premium increase or alteration of coverage of any such policy and, to the knowledge of the Stockholders, no state of facts exists which might form the basis for termination, cancellation, premium increase or alteration of coverage of any such policy.

Section 3.18           Employee Benefits and Related Matters.

(a)           Section 3.18 of the Stockholders Disclosure Schedule contains a true, complete and correct list, as of the date of this Agreement, of each material Company Benefit Plan.  With respect to each material Company Benefit Plan, the Stockholders have made or will make available to Purchaser, to the extent applicable:  (i) true, complete and correct copies of all plan documents and related trust agreements, insurance contracts or other funding arrangements; (ii) the most recent annual funding report, or such similar reports, statements or information returns required to be filed with or delivered to any Governmental Authority (including reports filed on Form 5500 with accompanying schedules and attachments), if any; (iii) the most recent determination, qualification or opinion letter or similar document issued by any Governmental Authority for each such Company Benefit Plan intended to qualify for favorable tax treatment and any pending application thereof; (iv) all current summary plan descriptions; (v) all material amendments and modifications to any such Company Benefit Plan; and (vi) for the last two (2) years, all material written communications received from or sent to the IRS, the Pension Benefit Guaranty Corporation, the Department of Labor or any other Governmental Authority.  Neither the Stockholders, nor the Company or any of its Subsidiaries has communicated to any Employee its commitment to amend or modify any Company Benefit Plan or to establish or implement any other employee or retiree benefit or compensation plan or arrangement.

(b)          With respect to each Company Plan that is intended to be qualified within the meaning of Section 401(a) of the Code, the IRS has issued a favorable determination letter or opinion letter or advisory letter upon which the Company or its Subsidiaries are entitled to rely under IRS pronouncements, that such plan is qualified under Section 401(a) of the Code, and to the Stockholders’ knowledge, no act or omission has occurred since the date of the most recent determination or opinion letter which would materially adversely affect its qualification.

(c)          No Plan to which the Company or any ERISA Affiliate has ever had an obligation to contribute is a “multiple employer plan” sponsored by more than one employer, within the meaning of Sections 4063 or 4064 of ERISA, a “multiemployer plan” as such term is defined in Section 4001(a)(3) of ERISA or a defined benefit pension plan subject to Title IV of ERISA.   Neither the Company nor any of its Subsidiaries would reasonably be expected to incur any material liability or obligation by reason of being on any date an ERISA Affiliate of any Person (other than the Company and its Subsidiaries).

(d)         Each Company Benefit Plan has been maintained, funded and administered in all material respects in compliance with its terms and with all applicable Laws, including ERISA and the Code.  To the knowledge of the Stockholders, no nonexempt “prohibited transaction” (as such term is defined in Section 406 of ERISA and Section 4975 of the Code) has occurred with respect to any Company Benefit Plan that would reasonably be expected to subject the Company or its Subsidiaries to any material liability.  Neither the Company nor any of its Subsidiaries have incurred any current or projected material liability in respect of post-employment or post-retirement health, medical, or life insurance benefits for any Employee, except as required to avoid an excise Tax under Section 4980B of the Code or as may be required under any other applicable Law.

(e)           Except as set forth on Section 3.18 of the Stockholders Disclosure Schedule, none of the execution, delivery or performance of this Agreement or the transactions contemplated by this Agreement (whether alone or in conjunction with any other event, including any termination of employment on or following the date hereof) will (i) entitle any Employee to any compensation or benefit, (ii) accelerate the time of payment or vesting, or trigger any payment or funding or increase the amount, or enhance the terms or conditions, of any compensation or benefit under any Company Benefit Plan, or (iii) result in any forgiveness of indebtedness under any Company Benefit Plan.

(f)           No amount, economic benefit or other entitlement that will be received (whether in cash or property or vesting of property) as a result of the execution, delivery and performance of this Agreement or the consummation of the transactions contemplated by this Agreement (whether alone or in conjunction with any other event, including any termination of employment on or following the date hereof) by any “disqualified individual” (as defined in Section 280G(c) of the Code) with respect to the Company and its Subsidiaries will constitute an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code).  No Employee is entitled to receive any gross-up, make-whole or additional payment by reason of any Taxes (including any Taxes under Section 409A or 4999 of the Code) being imposed on such Person or any interest or penalty related thereto.

(g)           Neither the Company nor any of its Subsidiaries is, or has ever been, a “covered health insurance provider” under Section 162(m)(6)(C)(i) of the Code.

Section 3.19          Environmental Laws.  The Company and its Subsidiaries are, and since January 1, 2015 have been, in material compliance with all applicable Environmental Laws, and possess and are in material compliance with all Environmental Permits required under such laws for the conduct of the Business.  To the knowledge of the Stockholders, there are no past, present or future events, conditions, circumstances, practices, plans or legal requirements that would prevent the Company and its Subsidiaries from, or increase the burden on the Company and its Subsidiaries in, complying in all material respects with applicable Environmental Laws or obtaining, renewing or complying in all material respects with all Environmental Permits required under such laws for the conduct of the Business.  None of the Stockholders, the Company or its Subsidiaries has received any written or, to the knowledge of the Stockholders, oral communication alleging that the Company or any of its Subsidiaries are not in compliance with, or have Liability relating to, any Environmental Laws.  There is no Action pending or, to the knowledge of the Stockholders, threatened against the Company or any of its Subsidiaries arising under Environmental Laws, and there are no outstanding orders, judgments, consent decrees, injunctions, determinations or awards against the Company or any of the Subsidiaries arising under Environmental Laws.  There are, and have been since January 1, 2015, no conditions at any real property owned by a Stockholder, the Company or its Subsidiaries that would give rise to any material Liability of the Company or its Subsidiaries under any Environmental Law.  To the knowledge of the Stockholders, there are, and have been since January 1, 2015, no conditions at any real property operated or otherwise used by the Company or its Subsidiaries, or at any other location with respect to the Business, that would give rise to any material Liability of the Company or its Subsidiaries under any Environmental Law.  The Stockholders have made or will make available to Purchaser copies of all environmental assessments, investigations and studies in the possession, custody or control of the Stockholders, the Company or any of its Subsidiaries, relating to properties or assets currently or formerly owned, leased, operated or used by the Company or any of its Subsidiaries.

Section 3.20          Anti-Money Laundering, OFAC and Anti-Bribery Compliance.  Since January 1, 2015, each of the Company and its Subsidiaries has been in compliance in all material respects with all requirements applicable to it regarding anti-money laundering and anti-terrorist rules and regulations. The operations of the Company and the Company’s Subsidiaries are and have been conducted since January 1, 2015 in compliance in all material respects with applicable financial recordkeeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, the money laundering statutes of all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Authority (collectively, the “Money Laundering Laws”), and no Action by or before any court or Governmental Authority or any arbitrator involving the Company or any of its Subsidiaries with respect to the Money Laundering Laws is pending or, to the knowledge of the Stockholders, threatened.  None of the Company, any of its Subsidiaries or, to the knowledge of the Stockholders, any Representative of the Company or any of its Subsidiaries is currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”).  Since January 1, 2015, neither the Company nor any of its Subsidiaries, nor, to the knowledge of the Stockholders, any of their directors, officers, agents or employees, has directly or indirectly made any contribution, gift, bribe, rebate, payoff, influence payment, kickback or other payment to any Person, private or public, regardless of form, whether in money, property, or services (i) to obtain favorable treatment in securing business for the Company or its Subsidiaries, (ii) to pay for favorable treatment for business secured by the Company or its Subsidiaries, or (iii) to obtain special concessions or for special concessions already obtained by the Company or its Subsidiaries.

Section 3.21          Transactions with Affiliates.  Section 3.21 of the Stockholders Disclosure Schedule sets forth a true and complete list of each Contract between the Company or any of the Company’s Subsidiaries, on the one hand, and the Stockholders or any of their respective Affiliates, on the other hand (“Related Party Contracts”).  Except for the Schedule BA Assets, neither the Company or any of its Subsidiaries directly or indirectly owns or has the right or the obligation to acquire any interest or investment (whether debt or equity) in, or the obligation to make a capital contribution to or investment in any Affiliate of a Stockholder.  Except as otherwise provided for in Section 3.21 of the Stockholders Disclosure, none of the Contracts set forth in Section 3.21 of the Stockholders Disclosure Schedule will continue in effect after the Closing.

Section 3.22          Actuarial Memoranda and Reserves.

(a)          The Stockholders have delivered or made available to Purchaser a copy of all actuarial reports and memoranda prepared by actuaries, whether internal or external, with respect to the Business since January 1, 2015 and all attachments, addenda, supplements and modifications to the actuarial memoranda or such other actuarial reports.  No data provided in connection with the preparation of such reports and memoranda was inaccurate or incomplete in any material respect or contained any material Data Input Inaccuracies.

(b)          The reserves and other liabilities for claims, losses (including, without limitation incurred but not reported losses), loss adjustment expenses (whether allocated or unallocated) and unearned premiums of the Insurance Company recorded in the SAP Financial Statements, as of the respective dates of such SAP Financial Statements (i) have been computed in accordance in all material respects with presently accepted actuarial standards consistently applied, and were fairly stated in all material respects in accordance with sound actuarial principles, (ii) have been based on actuarial assumptions which produced reserves at least as great as those called for in any Insurance Contract provision as to reserve basis and method, and are in accordance in all material respects with all other Insurance Contract provisions, (iii) met in all material respects all requirements of applicable Law and regulatory requirements of the Domiciliary Regulator and are at least as great as the minimum aggregate amounts required by such Domiciliary Regulator, (iv) have been computed on the basis of assumptions consistent with those used to compute the corresponding items in such SAP Financial Statements and (v) included provision for all actuarial reserves and related statement items which ought to be established as required to be certified by the actuaries of the Insurance Company pursuant to applicable insurance Laws.

Section 3.23           Insurance Contracts.

(a)           To the extent required under applicable Law, all policy forms and rates in use by the Insurance Company, and all endorsements, riders, applications and certificates pertaining thereto, are on forms approved by the applicable Governmental Authority or which have been filed and not objected to by such Governmental Authority within the period provided for objection, in each case except as has not resulted in, and would not reasonably be expected to, individually or in the aggregate, result in, a material violation of applicable Law by, or a material fine on, the Insurance Company.

(b)         Since January 1, 2015, the Insurance Company has timely paid all guaranty fund assessments that have been due, claimed or asserted by any state guaranty fund or association or by any Governmental Authority charged with the supervision of insurance companies in any jurisdiction in which the Company does business.  Except for regular periodic assessments in the ordinary course of business or assessments based on developments that are publicly known within the insurance industry, no claim or assessment is pending or, to the knowledge of the Stockholders, threatened against the Insurance Company by any state insurance guaranty association in connection with such association’s fund relating to insolvent insurers, except for any such claims or assessments that are not, and would not reasonably be expected, individually or in the aggregate, to be materially adverse to the Insurance Company.

(c)           Except as set forth on Section 3.23 of the Stockholders Disclosure Schedule, since January 1, 2015, all benefits due and payable under any Insurance Contract issued by the Insurance Company have been paid in accordance with the terms of the Insurance Contract under which such benefits arose, and such payments were not delinquent and were paid (or will be paid) without fines or penalties, except for such benefits for which the Insurance Company (i) believes there is a reasonable basis to contest payment or (ii) has established an appropriate reserve in respect thereof.

Section 3.24          Producers.  Except as set forth in Section 3.24 of the Stockholders Disclosure Schedule, since January 1, 2015, (i) each Producer, at any time that it wrote, sold or produced Business for the Insurance Company, was duly licensed, authorized and appointed (for the type of business written, sold or produced by such Producer) in the particular jurisdiction in which such Producer wrote, sold or produced such Business and, to the knowledge of the Stockholders, no such Producer violated any term or provision of applicable Law relating to the writing, sale or production of Business for the Insurance Company, (ii) to the knowledge of the Stockholders, no Producer has breached the terms of any agency or broker contract with the Insurance Company or violated any applicable Law or policy of the Insurance Company in the solicitation, negotiation, writing, sale or production of Business for the Insurance Company, and (iii) to the knowledge of the Stockholders, no Producer has been enjoined, indicted, convicted or made the subject of any consent decree or judgment on account of any violation of applicable Law in connection with such Producer’s actions in his, her or its capacity as Producer for the Insurance Company or any enforcement or disciplinary proceeding alleging any such violation.

Section 3.25          Title to Assets.  Except as set forth in Section 3.25 of the Stockholders Disclosure Schedule, the Company and its Subsidiaries have good and valid title to, or otherwise have the right to use pursuant to a valid and enforceable lease, license or similar contractual arrangement, all of their respective material assets (real and personal, tangible and intangible, including all Intellectual Property and investment assets) that are used or held for use in connection with the business and operations of the Insurance Company as conducted as of the date hereof or are reflected on the SAP Financial Statements for the year ended December 31, 2017 or were acquired after December 31, 2017, in each case free and clear of any Encumbrance other than Permitted Encumbrances. Any Permitted Encumbrances on such assets, individually or in the aggregate, do not materially interfere with the current use of any such asset by the Insurance Company or materially detract from the value of any such asset.  Each investment asset reflected as an admitted asset on the SAP Financial Statements is in compliance with applicable insurance investment laws.  Except as set forth in Section 3.25 of the Stockholders Disclosure Schedule, no investment asset is in default or is non-performing.

Section 3.26           Sufficiency of Assets.  The assets that the Company and its Subsidiaries will continue to have good and valid title to, or the right to use, following the Closing constitute all of the assets satisfactory for the conduct of the business and operations of the Company and its Subsidiaries as currently conducted.  The structures and material equipment included in such assets are in satisfactory repair and operating condition, subject only to ordinary wear and tear, and are adequate and suitable for the purposes for which they are presently being used or held for use in all material respects. To the knowledge of the Stockholders, there are no facts or conditions affecting any assets material to the Business that interfere with the use, occupancy or operation of such assets in any material respect.

Section 3.27           Debt.  Section 3.27 of the Stockholders Disclosure Schedule sets forth all outstanding Debt of the Company and its Subsidiaries, and all Encumbrances on the assets and properties of the Business and on the Company and the Shares securing such Debt.

Section 3.28          Bank Accounts; Powers of Attorney.  Section 3.28 of the Stockholders Disclosure Schedule sets forth (a) the name of each bank in which the Company or its Subsidiaries have an account, lock box or safe deposit box, (b) a list of all accounts, lock boxes and safe deposit boxes held with respect to each such bank, and (c) the names of all Persons authorized to draw thereon or have access thereto.

Section 3.29          Investment Intent.  WT is acquiring the Preferred Shares for its own account, for investment purposes only and not with a view to the distribution (as such term is used in Section 2(11) of the Securities Act) thereof.  WT understands that the offer and sale of the Preferred Shares have not been registered under the Securities Act and cannot be sold unless subsequently registered under the Securities Act or an exemption from such registration is available, except to the extent otherwise provided for in the Certificate of Designation.

Section 3.30          Brokers.  No broker, finder, investment banker or other intermediary retained by or authorized to act on behalf of the Stockholders, the Company or any of its Subsidiaries, is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement or the other Transaction Documents based upon arrangements made by or on behalf of any of the Stockholders, the Company or its Subsidiaries.

Section 3.31           Miscellaneous.  Except for the representations and warranties expressly contained in this Article III (including the related portions of the Stockholders Disclosure Schedule), none of the Stockholders, the Company or any other Person has made or makes any other express or implied representation or warranty, either written or oral, on behalf of the Stockholders or the Company, including any representation or warranty as to the accuracy or completeness of any information regarding the Company, its Subsidiaries, or any of Stockholders furnished or made available to Purchaser or its Representatives (including any information, documents or material delivered to Purchaser or made available to Purchaser in any data room, management presentations or in any other form in expectation of the transactions contemplated hereby) or as to the future revenue, profitability or success of the Company or its Subsidiaries, or any representation or warranty arising from statute or otherwise in Law.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser represents and warrants to each of the Stockholders as of the date hereof as follows:

Section 4.1          Organization and Qualification.  Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to own, license, use or lease and operate its assets, properties and rights and to carry on its business as it is now conducted.

Section 4.2             Authority; Non-Contravention; Approvals.

(a)          Purchaser has all requisite corporate power and authority to execute and deliver this Agreement and the other Transaction Documents to which it is a party and to perform its obligations and the transactions contemplated by this Agreement and the other Transaction Documents.  The execution and delivery of this Agreement and the other Transaction Documents and the performance by Purchaser of its obligations and the transactions contemplated by this Agreement and the other Transaction Documents have been approved by the Board of Directors of Purchaser, and no other corporate or other proceedings on the part of Purchaser are necessary to authorize the execution and delivery of this Agreement and the other Transaction Documents by Purchaser and the performance by Purchaser of its obligations and the transactions contemplated by this Agreement and the other Transaction Documents.  This Agreement has been, and on the Closing Date the Transaction Documents will be, duly executed and delivered by Purchaser and, assuming the due authorization, execution and delivery of this Agreement and the other Transaction Documents by the Stockholders, constitute or upon their execution will constitute, legal, valid and binding obligations of Purchaser, enforceable against Purchaser in accordance with their respective terms.

(b)          The execution and delivery by Purchaser of this Agreement and the other Transaction Documents and the performance by it of the transactions contemplated by this Agreement and the other Transaction Documents will not (i) conflict with or result in a breach of any provision of the certificate of incorporation or bylaws (or similar organizational documents) of Purchaser; (ii) result in a violation or breach of or constitute a default (or an event which, with or without notice or lapse of time or both, would constitute a default) under, or result in the termination of, or the loss of a benefit under or accelerate the performance required by, or result in a right of termination, modification, cancellation or acceleration under, the terms, conditions or provisions of any contract or other instrument or any kind to which Purchaser is now a party or by which Purchaser, any of its Affiliates or any of its respective properties, assets or rights may be bound or affected; or (iii) violate any order, writ, injunction, decree, statute, treaty, rule or regulation applicable to Purchaser or any of its Affiliates except in each case with respect to the preceding clauses (ii) and (iii) above, as would not, individually or in the aggregate, be material.

(c)          Except for notices and applications to, and approvals of, the Domiciliary Regulator with respect to the transactions contemplated by this Agreement, no declaration, filing or registration with, or notice to, or authorization, consent, order or approval of, any Governmental Authority, excluding the Domiciliary Regulator, or other Person is required to be obtained or made in connection with or as a result of the execution and delivery and performance of this Agreement and the other Transaction Documents by Purchaser or its Affiliates or the consummation by Purchaser or its Affiliates of the transactions contemplated by this Agreement and the other Transaction Documents, other than such declarations, filings, registrations, notices, authorizations, consents, orders or approvals which, if not made or obtained, as the case may be, would not be material.

Section 4.3            Financing.  Purchaser has as of the date hereof, a financing commitment letter in the amount of twenty million dollars ($20,000,000) in form attached hereto as Exhibit C (the “Commitment Letter”), and Purchaser will have, on the Closing Date, cash and/or a financing commitment providing cash sufficient to pay the Closing Payment and to make any other payments required to be made by Purchaser in connection with the transactions contemplated by this Agreement and to perform its obligations with respect to the transactions contemplated by this Agreement and the other Transaction Documents.

Section 4.4             Capitalization.

(a)          The authorized capital stock of Purchaser consists of 50,000,000 shares of Preferred Stock, with a par value of $.01 per share, of which no shares are currently outstanding, 300,000,000 shares of Class A Common Stock, with a par value of $.01 per share, of which 9,290,048 shares are currently outstanding, and 30,000,000 shares of Class B Common Stock, with a par value of $.01 per share, of which 7,821,165 shares are currently outstanding.  All of the issued and outstanding shares of Purchaser’s capital stock have been duly authorized and validly issued and are fully paid and nonassessable. Upon the delivery of the Preferred Shares by Purchaser to the Stockholders in the manner contemplated under Article II, all of the Preferred Shares will be duly authorized, validly issued, fully paid and non-assessable, and the Stockholders will acquire the beneficial and sole and exclusive legal title to the Preferred Shares, free and clear of all Encumbrances, except for restrictions on transfer under federal and state securities laws or Encumbrances created or incurred by the Stockholders.

(b)           All of the Preferred Shares are being offered and will be issued and sold in compliance with all applicable Laws, will not be issued in violation of and are free of any preemptive rights, rights of first refusal or similar restrictions.

Section 4.5             SEC Reports, Material Changes, and Other Public Company Matters.

(a)           Purchaser has filed all reports, schedules, forms, statements and other documents required to be filed by Purchaser under the Securities Act of 1933, as amended (the “Securities Act”), and the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including under Section 13(a) or 15(d) thereof, since January 1, 2015 (the above materials, including exhibits and documents incorporated by reference therein, the “SEC Reports”), on a timely basis or has received a valid extension of such time of filing and has filed any such SEC Reports prior to the expiration of any such extension. As of their respective dates, the SEC Reports complied in all material respects with the requirements of the Securities Act and the Exchange Act, as applicable, and none of the SEC Reports, when filed, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements, in the light of the circumstances under which they were made, not misleading. Purchaser has not received any letters of comment from the staff of the U.S. Securities and Exchange Commission (the “Commission”) that have not been satisfactorily resolved as of the date hereof.

(b)          The consolidated financial statements of Purchaser and its Subsidiaries included in the SEC Reports comply in all material respects with accounting requirements and the rules and regulations of the Commission as in effect at the time of filing. Such financial statements have been prepared in accordance with GAAP, applied on a consistent basis during the periods involved, except as may be otherwise specified in such financial statements or the notes thereto and except that unaudited financial statements may not contain all footnotes required by GAAP, and fairly present in all material respects the consolidated financial position of Purchaser and its Subsidiaries as of and for the dates thereof and the results of operations and cash flows for the periods then ended, subject, in the case of unaudited statements, to normal, immaterial, year-end audit adjustments.

(c)           Since the date of the latest audited financial statements included within the SEC Reports, except as specifically disclosed in a subsequent SEC Report filed prior to the date hereof: (i) there has been no event, occurrence or development that has had or that would reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect, (ii) Purchaser has not incurred any Liabilities other than (A) trade payables and accrued expenses incurred in the ordinary course of business consistent with past practice and (B) Liabilities not required to be reflected in Purchaser’s financial statements under GAAP or disclosed in filings made with the Commission, (iii) Purchaser has not altered its method of accounting or changed its principal registered public accounting firm, (iv) Purchaser has not declared or made any dividend or distribution of cash or other property to its stockholders or purchased, redeemed or made any agreements to purchase or redeem any shares of its capital stock and (v) Purchaser has not issued any equity securities, except under existing Purchaser equity compensation plans. Purchaser does not have pending before the Commission any request for confidential treatment of information.

(d)           Purchaser maintains a system of internal control over financial reporting (as such term is defined in Rule 13a-15(f) of the Exchange Act) that complies with the requirements of the Exchange Act and has been designed by Purchaser’s principal executive officer and principal financial officer, or under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP; Purchaser’s internal control over financial reporting is effective and Purchaser is not aware of any material weaknesses in its internal control over financial reporting; there has been no fraud, whether or not material, that involves management or other employees who have a significant role in Purchaser’s internal control over financial reporting; since the date of the latest audited financial statements included or incorporated by reference in Purchaser’s SEC Reports, there has been no change in Purchaser’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, Purchaser’s internal control over financial reporting. Purchaser maintains disclosure controls and procedures (as such term is defined in Rule 13a-15(e) of the Exchange Act) that comply with the requirements of the Exchange Act; such disclosure controls and procedures have been designed to ensure that material information relating to Purchaser is made known to Purchaser’s principal executive officer and principal financial officer by others within those entities; such disclosure controls and procedures are effective. Purchaser is in compliance in all material respects with all applicable provisions of the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated by the Commission thereunder.

(e)          Purchaser is, and has no reason to believe that it will not, upon the issuance of the Preferred Shares, continue to be, in compliance with the listing and maintenance requirements for continued listing on the New York Stock Exchange in all material respects. Assuming the representations and warranties of the Stockholders are true and correct in all material respects, the consummation of the transactions contemplated by this Agreement will not contravene the rules and regulations of the New York Stock Exchange. There are no proceedings pending or, to the knowledge of Purchaser, threatened against Purchaser relating to the continued listing of Purchaser’s common stock on the New York Stock Exchange, and Purchaser has not received any notice of, nor to the knowledge of Purchaser is there any basis for, the delisting of Purchaser’s common stock from the New York Stock Exchange.

Section 4.6            Investment Intent.  Purchaser, Pillar General and to the extent applicable, Maidstone are acquiring the Shares for their own account, for investment purposes only and not with a view to the distribution (as such term is used in Section 2(11) of the Securities Act) thereof.  Purchaser understands that the Shares have not been registered under the Securities Act and cannot be sold unless subsequently registered under the Securities Act or an exemption from such registration is available.

Section 4.7          Accredited Investor.  Each of Purchaser, Pillar General and Maidstone is an “accredited investor” within the meaning of Rule 501 of Regulation D promulgated under the Securities Act, and is able to bear any economic risks associated with the transactions contemplated by this Agreement.  Each of Purchaser. Pillar General and Maidstone has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risks of its investment in the Shares, and is capable of bearing the economic risks of such investment, including a complete loss of its investment in the Shares.

Section 4.8          Brokers.  No broker, finder, investment banker or other intermediary retained by or authorized to act on behalf of Purchaser, is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement or the Transaction Documents based upon arrangements made by or on behalf of Purchaser or its Affiliates.

Section 4.9          Independent Investigation. Purchaser acknowledges and agrees (on its own behalf, as well as on behalf of Pillar General and Maidstone)  that: (a) should Purchaser decide not to terminate this Agreement pursuant to Section 9.2  and to consummate the transactions contemplated hereby, each of Purchaser, Pillar General and Maidstone will have relied solely upon its own investigation of the Company including based on the information provided by the Stockholders and the express representations and warranties of the Stockholders set forth in Article III of this Agreement (including the related portions of the Stockholders Disclosure Schedule); (b) none of the Stockholders, the Company or any other Person has made any representation or warranty as to the Stockholders, the Company or this Agreement, except as expressly set forth in  Article III of this Agreement (including the related portions of the Stockholders Disclosure Schedule); and (c) none of the Stockholders, the Company or any other Person has made any representation or warranty with respect to any cost estimates, projections or other predictions. Purchaser acknowledges (on its own behalf, as well as on behalf of Pillar General and Maidstone) that (i) there are uncertainties inherent in attempting to make estimates, projections and other predictions; (ii) each of Purchaser, Pillar General and Maidstone is familiar with such uncertainties; (iii) each of Purchaser, Pillar General and Maidstone is taking full responsibility for making its own evaluation of the adequacy and accuracy of all estimates, projections and other predictions so furnished; and (iv) under no circumstances shall any of Purchaser, Pillar General and Maidstone have any claim against either of the Stockholders or any of their officers, directors, Affiliates, agents or Representatives with respect to any estimates, projections or other predictions as described in this Section 4.9.

ARTICLE V

COVENANTS

Section 5.1             Conduct of the Business.

(a)           During the period from the date of this Agreement to the Closing, except as expressly permitted or required by this Agreement, as reasonably necessary to consummate the transactions contemplated hereby, or as consented to in writing by Purchaser (such consent not to be unreasonably withheld, conditioned or delayed), the Stockholders shall cause the Company and its Subsidiaries to use their commercially reasonable best efforts to (i) conduct their business only in the ordinary course of business consistent with past practice, (ii) comply in all material respects with all applicable Laws; and (iii) consistent with past practices, maintain and preserve intact the present organization, business and franchise of the Company and its Subsidiaries and relationships with customers, suppliers, licensors, licensees, contractors, distributors, regulators and others having business relationships with the Company or its Subsidiaries.  For the avoidance of doubt, the obligations under this Section 5.1(a) shall not require the Stockholders or the Company or any of their Affiliates to take any action in relation to any actual or proposed Stockholders Burdensome Condition.  Without limiting the generality of the foregoing, from the date of this Agreement to the Closing, except as expressly permitted or required by this Agreement or with respect to matters set forth in Section 5.1(a) of the Stockholders Disclosure Schedule (all of which shall be deemed consented to), the Stockholders shall not and shall cause the Company and its Subsidiaries not to do any of the following without Purchaser’s written consent (such consent not to be unreasonably withheld, conditioned or delayed):

(i)            sell, lease, encumber, transfer or otherwise dispose of any of its assets, properties or rights or acquire any assets, properties or rights having a purchase price, either individually or in the aggregate, in excess of $50,000;

(ii)           grant any new equity awards to any director, officer, employee, independent contractor of the Company or any of its Subsidiaries;

(iii)         incur, create, guaranty or assume any Debt not otherwise currently existing (other than under its existing bank facility) or otherwise become responsible for Debt of any other Person, except unsecured current obligations and liabilities incurred in the ordinary course of business, or take any action that results in an Encumbrance, other than a Permitted Encumbrance, being imposed on any asset, property or right of the Company or any Subsidiary thereof;

(iv)         enter into any agreement or commitment or make, authorize or commit to make any capital expenditures that exceed, individually or in the aggregate, $50,000 except for capital expenditures in the amounts and for the purpose set forth in the Company’s or its Subsidiaries’ current capital expenditures budget as previously made available to Purchaser;

(v)          cancel any debts or waive any claims or rights that are material to the Company or a Subsidiary, other than in the ordinary course of business;

(vi)          except in the ordinary course of business and consistent with past practice, enter into or assume any Contract or Company IP Agreement that would qualify as a Material Contract under Section 3.13(a) or amend or terminate any Material Contract;

(vii)         enter into or assume any Contract that would qualify as a Reinsurance Contract under Section 3.16 or amend or terminate any Reinsurance Contract, other than the renewal of any expiring Reinsurance Contract in the ordinary course of business;

(viii)         adopt a plan of complete or partial liquidation or rehabilitation or authorize or undertake a dissolution, rehabilitation consolidation, restructuring, recapitalization or other reorganization or create or acquire any new Subsidiaries;

(ix)          issue, sell, convey, pledge, otherwise dispose of, encumber, repurchase, reclassify, split or redeem any capital stock or evidence of indebtedness or other securities of the Company or any of its Subsidiaries, or grant any options, warrants, calls, rights or commitments or any other agreements of any character obligating it to issue any shares of capital stock or other equity interests in the Company or any of its Subsidiaries or any evidence of indebtedness or other securities;

(x)           repurchase, redeem, or otherwise acquire, or grant any rights or enter into any Contracts or commitments to repurchase, redeem, or acquire, any outstanding shares of the capital stock or other securities of, or other ownership interests in, the Company or any of its Subsidiaries, or declare, set aside, make, or pay any dividend, disbursement or other distribution with respect to its capital stock or other securities or ownership interests except (i) dividends, disbursements or other distributions which do not require approval of the Domiciliary Regulatory, (ii) the Extraordinary Dividend, and (iii) the Hart Dividend;

(xi)          effect any recapitalization, reclassification, or similar change in the capitalization of the Company or any of its Subsidiaries;

(xii)          pay, settle or compromise any material Tax audit or liability (other than payment for Taxes on a timely basis), amend any material Tax Return, make, change or revoke any material election  related to Taxes, change any taxable period or any Tax accounting method, enter into any agreement relating to Taxes or otherwise with a Tax Authority, consent to any extension or waiver of the limitations period applicable to any Tax claim or assessment, surrender any right to claim a material Tax refund, offset or other reduction in Tax liability, in each case with respect to the Company or its Subsidiaries;

(xiii)         make or authorize any change in its certificate of incorporation or bylaws;

(xiv)        enter into a new line of business, abandon or discontinue an existing line of business, surrender or relinquish or discontinue any certificate of authority or other Permit;

(xv)         (A) enter into, adopt, amend or terminate any Plan, other than for non-material amendments to Plans affecting the Employees generally and arising in the ordinary course of business and consistent with past practice (e.g., with respect to open enrollment for health plans), (B) increase the salary, bonus or other compensation (including any severance, profit sharing, retirement or insurance benefits) payable to any Employee or the benefits of any Employee, other than increases to non-officer base salaries in the ordinary course of business and consistent with past practice, or (C) pay or otherwise grant any benefit not required by any Plan, or enter into any contract to do any of the foregoing, except in the case of each of (A)-(C) to the extent required by applicable Law;

(xvi)        acquire or enter into any lease of, any real property or any direct or indirect interest in any real property;

(xvii)       fail to pay or satisfy when due any material liability (other than any such liability that is being contested in good faith);

(xviii)      settle or compromise any Action other than (1) the Superstorm Sandy Matter but only to the extent such settlement or compromise does not result in the imposition of a Purchaser Burdensome Condition, (2) the Weathers Matter, or (3) any Actions arising in the ordinary course of business from or related to the obligations of the Insurance Company under any Insurance Contracts;

(xix)         make any material change in its underwriting, reinsurance, claims administration, pricing, reserving, accounting or investment practices or policies, including changes to investment guidelines (except as required by GAAP, SAP or applicable actuarial rules or changes in in Law or the interpretation by a Governmental Authority) or enforcement thereof or adjust the Reserves relating to any Extra Contractual Obligations or the Superstorm Sandy Matter in any manner that is not consistent with historical accounting principles, policies and practices, except in relation to the settlement thereof;

(xx)          fail to keep, or cause to be kept, all insurance policies set forth in Section 3.17 of the Stockholders Disclosure Schedule, or commercially reasonable replacements therefor, in full force and effect through the close of business on the Closing Date;

(xxi)         make any material change in internal accounting controls, disclosure controls or procedures, or investment guidelines; or

(xxii)        take, or agree or otherwise commit to take, any of the foregoing actions.

The Stockholders shall provide reasonable prior notice to Purchaser of the Company’s or its Subsidiaries’ consideration and negotiation of the transactions individually identified by an asterisk on Section 5.1(a) of the Stockholders Disclosure Schedule.  Purchaser and its Representatives shall have reasonable access to information relating to all transactions set forth on Section 5.1(a) of the Stockholders Disclosure Schedule as contemplated by Section 5.2.

(b)           Notwithstanding any provisions of Section 5.1(a) to the contrary, no notification to or consent from Purchaser shall be required in connection with (i) the purchase and sale of bonds, stocks, mortgages and other investment securities of any type by the Insurance Company in connection with the management of its investment portfolio in accordance with the investment guidelines in effect as of the date hereof in the ordinary course of business of the Insurance Company consistent with past practices or (ii) any termination of employment in the ordinary course of business consistent with past practices.

Section 5.2             Access to Information.

(a)          From the date hereof until the Closing, subject to the provision of Section 5.9, the Stockholders shall, and shall cause the Company and the Company’s Subsidiaries to, (a) provide Purchaser and its Representatives with reasonable access to and right to inspect during normal business hours, upon reasonable prior notice, to (i) Hart (President), Rick Goodman (CFO), and Debbie Collazo (Vice President) and, upon prior consent of Hart (such consent not to be unreasonably withheld, conditioned or delayed, provided that Hart or her designee can participate therein), such other personnel, officers, and employees assets, premises, contracts, documents and properties of the Company and its Subsidiaries and the Books and Records and other information and data relating to the Company and its Subsidiaries; (b) furnish Purchaser and its Representatives with such financial, operating and other data and information related to the Company and its Subsidiaries as Purchaser or any of its Representatives may reasonably request; and (c) instruct the Representatives of the Stockholders and the Company and its Subsidiaries to cooperate with Purchaser in its investigation thereof, provided, that such investigation shall be conducted in a manner as to not unreasonably interfere with the conduct of the business of the Company and its Subsidiaries.  The Stockholders shall cause the Company to furnish Purchaser and its Representatives with all such information and data (including copies of Contracts, Company IP Agreements, Plans and other Books and Records) concerning the Company and its Subsidiaries and operations of the Company and its Subsidiaries as Purchaser or any of such Representatives reasonably may request in connection with such investigation; provided, however, that (i) the auditors and outside accountants of the Company and its Subsidiaries shall not be obligated to make work papers available unless Purchaser has signed a customary agreement relating to access to such work papers in form and substance reasonably acceptable to such auditors or accountants, as applicable, and (ii) the Stockholders shall not be obligated to make (or cause to be made) any information available that would, in the reasonable judgment of the Stockholders, with advice from legal counsel, (x) violate or jeopardize any applicable attorney client or other similar legal privilege or (y) violate any applicable Law or binding agreement entered into prior to the date of this Agreement that is listed on Section 5.2 of the Stockholders Disclosure Schedule.  No investigation by Purchaser or other information received by Purchaser shall operate as a waiver or otherwise affect any representation, warranty or agreement given or made by the Stockholders in this Agreement.  Purchaser shall not use, and shall not permit any of its Affiliates and Representatives to use, any such information in any manner or for any other purpose other than solely in connection with evaluating the Company and the transactions contemplated by this Agreement. All such information shall be kept confidential and limit its use in accordance with the terms of the Confidentiality Agreement, and Purchaser hereby agrees to be bound (and to cause its Subsidiaries to abide by) by the terms of the Confidentiality Agreement as if it was a party thereto.  Notwithstanding the terms of the Confidentiality Agreement, in the event of a termination of this Agreement for any reason, the terms of this Section 5.2(a) and the Confidentiality Agreement will survive such termination for a period of five (5) years following such termination.

(b)          Each of the Stockholders and Purchaser shall use commercially reasonable efforts to provide promptly to the other Party all non-privileged information as such other Party may reasonably request in connection with such other Party’s review of the Closing Date Balance Sheet, the Closing Date Calculations, the Adjustment Notice of Disagreement, the Loss Development Statement, the Loss Development Amount or the Loss Development Notice of Disagreement, as the case may be, including all work papers of the accountants who audited, compiled or reviewed such documents (subject to, in the case of third-party accountants, the relevant party entering into a customary release agreement on terms acceptable to the accountant), and shall otherwise cooperate in good faith with such other Party to arrive at a final resolution of the Closing Date Balance Sheet, the Closing Date Calculations, the Loss Development Statement and the Loss Development Amount.

Section 5.3             Reasonable Efforts.

(a)           Subject to the terms and conditions of this Agreement, each Party shall use its commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other Party in doing, all things necessary, proper or advisable to consummate and make effective, the transactions contemplated by this Agreement and the other Transaction Documents.

(b)           The Stockholders and Purchaser each shall use its commercially reasonable efforts to obtain as promptly as practicable all Permits required by Law for Purchaser to conduct the Business following the Closing.  Notwithstanding the foregoing, neither Purchaser nor the Stockholders shall be required to expend any material sum to obtain any such Permits.

(c)           The Stockholders and Purchaser will cooperate and, the Stockholders shall, and shall cause the Company and its Subsidiaries to, use their respective commercially reasonable efforts to obtain as promptly as practicable any consents, approvals and waivers required from third Persons pursuant to the Material Contracts in connection with the consummation of the transactions contemplated by this Agreement.  With respect to any Material Contract for which any consent has not been obtained prior to the Closing, in the event that the Closing occurs, the Stockholders shall continue to use commercial reasonable efforts to obtain any such consent after the Closing until either such consent has been obtained or the Stockholders and Purchaser mutually agree, in good faith, that such consent cannot reasonably be obtained. Nothing in this Section 5.3(c) shall require any of Purchaser, the Stockholders or the Company to expend any material sum, make a material financial commitment or grant or agree to any material concession to any third Person to obtain any such consent, approval or waiver.

(d)          Purchaser and the Stockholders shall promptly (and in no event more than seventy-five (75) days after the date of this Agreement make, or cause to be made, all filings and notifications with all Governmental Authorities that may be or may become reasonably necessary, proper or advisable under this Agreement and the other Transaction Documents and applicable Laws to consummate and make effective the transactions contemplated by this Agreement and the other Transaction Documents, including (i) Purchaser causing an appropriate change of control application pursuant to Section 1506 of the New York Insurance Law to be filed with the Domiciliary Regulator with respect to the transactions contemplated by this Agreement and the other Transaction Documents, which filing shall include a description of the Extraordinary Dividend, and (ii) the Stockholders causing the Insurance Company to file an application pursuant to Section 4105 of the New York Insurance Law to be filed with the Domiciliary Regulator with respect to the Extraordinary Dividend. Purchaser shall have the right, exercisable in its sole discretion, to add to the Extraordinary Dividend and the Extraordinary Dividend Amount a distribution of all or a portion of the proceeds received by the Insurance Company in relation to the liquidation of any Schedule BA Assets by the Insurance Company, upon which the Stockholders shall cause the Insurance Company to amend the latter application. Purchaser and the Stockholders shall make any other filing that may be required under any insurance, financial services or similar applicable Law or by any Governmental Authority with jurisdiction over enforcement of any applicable insurance, financial services or similar Law in connection with the transactions contemplated hereby.  Purchaser shall provide a draft of the New York Insurance Law change of control application and all amendments thereto to the Stockholders no less than three (3) Business Days prior to filing.  The Stockholders shall provide a draft of the application pursuant to Section 4105 of the New York Insurance Law with respect to the Extraordinary Dividend and all amendments thereto to Purchaser no less than three (3) Business Days prior to filing.  Purchaser and the Stockholders shall cooperate with each other to facilitate the filing of such applications on the same date.  The Parties shall consider in good faith the views and comments of one another on any filings with Governmental Authorities in connection with the transactions contemplated by this Agreement, including any amendments or supplements to such filings, and shall provide any such amendments or supplements to the other Party no less than three (3) Business Days prior to such filing.  Purchaser shall have responsibility for the filing fees associated with its New York Insurance Law change of control application and any “Form E” or similar market share notifications, and the Company and Purchaser each shall have responsibility for their other respective filing fees associated with any other required filings.  Notwithstanding anything to the contrary contained in this Agreement, whether in this Section 5.3(d) or otherwise, neither Purchaser nor the Stockholders shall be obligated to take or refrain from taking or to agree to it or its Affiliates or any of the Company or its Subsidiaries taking or refraining from any action or to suffer to exist any condition, limitation, restriction or requirement that, individually or in the aggregate with any other actions, conditions, limitations, restrictions or requirements, would or would reasonably be likely to result in a Purchaser Burdensome Condition (in the case of Purchaser) or a Stockholders Burdensome Condition (in the case of the Stockholders).  As used herein, “Purchaser Burdensome Condition” means any condition that would (i) materially and adversely restrict the operation of the business of the Company and its Subsidiaries taken as a whole or Purchaser or its Affiliates, (ii) require Purchaser or any of its Affiliates to take any action that involves divestiture of an existing business of Purchaser or any of its Affiliates, including, after the Closing, the Company or its Subsidiaries, (iii) require Purchaser or any of its Affiliates to make a capital contribution or any guarantee or keep-well to the Insurance Company, (iv) prohibit, restrict or limit the declaration, setting aside or payment of dividends or distributions by the Insurance Company, except, to the extent applicable to this clause (iv), any prohibition, restriction or limitation imposed by statute generally on insurance companies domiciled in the State of New York, or (v) reasonably be expected to materially impair the overall benefit expected to be realized from the consummation of the transactions contemplated by this Agreement and the other Transaction Documents, excluding in all instances any condition contemplated by the so-called special commitments customarily required by the Domiciliary Regulator with respect to the change of control application pursuant to Section 1506 of the New York Insurance Law.  As used herein, “Stockholders Burdensome Condition” means any condition, restriction or requirement which the Stockholders reasonably determine in good faith would, individually or in the aggregate, materially reduce the benefits of the transactions contemplated by this Agreement to the Stockholders or which requires any contribution, guarantee or keep-well commitment or other commitment or other financial, operational or other obligation of the Stockholders or any of their Affiliates. Subject to applicable Laws relating to the sharing of information, the Stockholders (on the one hand) and Purchaser (on the other hand) shall promptly notify each other of any communication it receives from any Governmental Authority relating to the matters that are the subject of this Agreement and the other Transaction Documents to which it is a party and, to the extent practicable, permit the other Party to review in advance, and consider in good faith the views of the other Party in connection with, any proposed written communication to any Governmental Authority in connection with the transactions contemplated by this Agreement and the other Transaction Documents, and promptly provide each other with copies of all correspondence or communications between such Party or any of its Representatives, on the one hand, and any Governmental Authority or members of the staff of any Governmental Authority, on the other hand.  No Party shall participate, agree to participate or permit its Representatives to participate or agree to participate, in any meeting with any Governmental Authority relating to the matters that are the subject of this Agreement unless to the extent reasonably practicable it consults with the other Parties in advance and, to the extent reasonably practicable and permitted by the applicable Governmental Authority, gives the other Parties the reasonable opportunity to attend and participate prior to participating in any meeting with any Governmental Authority in respect of such transactions.  The Stockholders and Purchaser shall coordinate and cooperate fully with each other in exchanging such information and providing such assistance as the other Parties may reasonably request in connection with the foregoing.  Notwithstanding anything to the contrary in this Section 5.3(d), no Party nor any of its Affiliates shall be required to disclose to the other, or permit such other Party to participate in any meeting with a Governmental Authority with respect to, (i) any information that in the reasonable judgment of such Party would result in the disclosure of any trade secrets of third parties or violate any of its contractual obligations or obligations with respect to confidentiality, (ii) any personal information (including personal financial information), (iii) any information with respect to the finances or organization of any direct or indirect shareholder of Purchaser or (iv) any privileged information or confidential competitive information.  No Party shall be required to comply with any of the foregoing provisions of this Section 5.3(d) to the extent that such compliance would be prohibited by applicable Law.

Section 5.4             Notification.

(a)            From the date hereof until the Closing, subject to applicable Law, the Stockholders shall promptly notify Purchaser in writing of:

(i)            the occurrence of a Business Material Adverse Effect, or any fact, circumstance, event or action the existence, occurrence or taking of which (A) has resulted in any representation or warranty made by the Stockholders on the date hereof not being true and correct, or (B) has resulted in the failure of any of the conditions set forth in Sections 6.1 or 6.2 to be satisfied;

(ii)           any notice or other written communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement and the other Transaction Documents;

(iii)        any notice or other communication from any Governmental Authority in connection with the transactions contemplated by this Agreement and the other Transaction Documents;

(iv)        any Actions commenced or, to the knowledge of the Stockholders, threatened against the Stockholders, the Company or its Subsidiaries that (A) if pending on the date of this Agreement, would have been required to have been disclosed pursuant to Section 3.11 or (B) that relates to the consummation of the transactions contemplated by this Agreement; and

(v)         the proposed renewal of any expiring Reinsurance Contract with coverages, retentions, limits, and other terms and conditions materially different than the terms and conditions of the Reinsurance Contracts set forth on Section 3.16 of the Stockholders Disclosure Schedule.

(b)           From the date hereof until the Closing, subject to applicable Law, Purchaser shall promptly notify the Stockholders in writing of:

(i)            the occurrence of a Purchaser Material Adverse Effect, or any fact, circumstance, event or action the existence, occurrence or taking of which (A) has resulted in any representation or warranty made by the Purchaser hereunder not being true and correct or (B) has resulted in the failure of any of the conditions set forth in Sections 6.1 or 6.2 to be satisfied; and

(ii)           any notice or other communication from any Governmental Authority in connection with the transactions contemplated by this Agreement and the other Transaction Documents; and

(iii)          any Actions commenced or, to the knowledge of Purchaser, threatened against Purchaser or any of its Affiliates that relates to the consummation of the transactions contemplated by this Agreement.

(c)           Except to the extent provided in this Section 5.4(c), Purchaser’s receipt of information pursuant to Section 5.4(a) shall not operate as a waiver or otherwise affect any representation, warranty or agreement given or made by the Stockholders in this Agreement and shall not be deemed to amend or supplement the Stockholders Disclosure Schedule. If the information provided by the Stockholders pursuant to Section 5.4(a) relates to any fact, circumstance, event or action that (i) occurred after the date hereof, (ii) did not otherwise result in or from a breach or default of this Agreement and (iii) if it had existed as of the date hereof, would have been  required to be set forth the Stockholders Disclosure Schedule, such information may be set forth in the form of the Stockholders Disclosure Schedule updated to set forth such information (“Updated Schedules”).  The Stockholders shall give notice of Updated Schedules to Purchaser promptly following the knowledge of the Stockholders of any fact, circumstance, event or action that is the basis for Updated Schedules. If any such fact, circumstance, event or action that is a basis for Updated Schedules is first known to the Stockholders ten (10) Business Days or more prior to the date the approvals required by the Domiciliary Regulator contemplated by Section 5.3(d) have been granted, then if such notice with respect to any fact, circumstance, event or action is not given prior to such date, the Stockholders shall be deemed to have waived their right to give notice of Updated Schedules pursuant to this Section 5.4(a) with respect to such fact, circumstance, event or action.  If the condition set forth in Section 6.1(c) would not be met as a result of the facts, circumstances, events or actions set forth in the Updated Schedules, when considered with any previous Updated Schedules and without any such update(s), then Purchaser may terminate this Agreement upon written notice to the Stockholders’ Representative given no later than the earlier of (i) ten (10) Business Days after the notice of the Updated Schedules is given by Stockholders or (ii) the Closing Date.  In the event that this Agreement is not terminated, effective upon Closing, the Stockholders Disclosure Schedule and the representations and warranties set forth in Articled III shall be deemed modified, amended and supplemented by all Updated Schedules and the disclosures set forth in such Updated Schedules shall not be the basis of any Losses or indemnification claim by any of the Purchaser Indemnified Parties except to the extent otherwise contemplated by Section 7.2. For the avoidance of doubt, an Updated Schedule shall neither contain any matter that existed as of the date hereof nor modify or amend the description of any fact, circumstance, event or action as it existed as of the date hereof, whether or not known to the Stockholders.

(d)          To the extent provided in this Section 5.4(d), the Stockholders shall have the right to amend or supplement the Stockholders Disclosure Schedule with respect to any fact, circumstance, event or action that occurred between January 1, 2013 and January 1, 2015 (“Due Diligence Updates”).  The Stockholders shall give notice of Due Diligence Updates to Purchaser no later than forty-five (45) days after the date of this Agreement.  In the event that this Agreement is not terminated pursuant to Section 9.2, effective after the seventy-fifth (75th) day after the date of this Agreement, the Stockholders Disclosure Schedule and the representations and warranties set forth in Articled III shall be deemed modified, amended and supplemented by all Due Diligence Updates and the disclosures set forth in such Due Diligence Updates shall not be the basis of any Losses or indemnification claim by any of the Purchaser Indemnified Parties except to the extent otherwise contemplated by Section 7.2.

Section 5.5             Employee Matters.

(a)           After the Closing, to the extent that Purchaser transitions current Employees to alternative employee benefit plans, Purchaser shall use its commercially reasonable efforts to:  (i) give such Employees credit for all service with the Company, its Subsidiaries and past Affiliates under the employee benefit plans, programs, and standard policies of the Company and its Subsidiaries for purposes of eligibility and vesting under such alternative plans, and with respect to vacation and paid-time off, except as such programs and policies conflict with the Purchaser’s existing policies, as allowable by Law.

(b)          From and after the Closing Date, Purchaser will be responsible for performing and discharging all requirements under the WARN Act and similar state and local Laws for the notification of Purchaser’s employees and state and local governmental bodies, to the extent applicable.

(c)           This Section 5.5 shall be binding upon and inure solely to the benefit of each of the Parties and their heirs, executors, personal representatives, successors and permitted assigns, and nothing in this Section 5.5, express or implied, shall be construed to confer upon any other Person (including Employees or any other service providers to the Company or any Subsidiary thereof), any benefit under or right to enforce the provisions of this Section 5.5, including any right to employment or continued employment for any period of time or any right to a particular term or condition of employment, or be construed as an amendment, waiver or creation of any benefit plan.  Nothing contained herein, express or implied, shall be construed to establish, adopt, amend or modify any Company Benefit Plan or other benefit plan, program, policy, agreement or arrangement or otherwise to limit the right of Purchaser, the Company or any Subsidiary of the Company to (A) amend, modify or terminate any such benefit or compensation plan, program, policy, agreement or arrangement or (B) terminate the employment of any Employee, at any time and for any reason, including without cause.

Section 5.6            Public Announcements.  The initial press release with respect to the execution of this Agreement shall be a joint press release prepared by Purchaser and approved by Stockholders’ Representative, such approval not to be unreasonably withheld, conditioned or delayed; provided, however, Purchaser may otherwise disclose information about this Agreement and the transactions contemplated hereby as may be required by Law or by any listing agreement or rules with a national securities exchange or trading market (and in such case shall use commercially reasonable efforts to consult with the Stockholders’ Representative prior to such release or statement) or to any Governmental Authority (it being understood and agreed that Purchaser shall provide the Stockholders with copies of any such disclosure in advance of such release).  The initial press release shall be published within one (1) Business Day of the execution and delivery of this Agreement.  After the publication of the initial press release, until the Closing, neither Purchaser nor the Stockholders nor any of their respective Affiliates shall issue or cause the dissemination of any press release or other public announcements or statements with respect to this Agreement or the transactions contemplated hereby without the consent of the other Party, which consent will not be unreasonably withheld, conditioned or delayed, except as may be required by Law or by any listing agreement with a national securities exchange or trading market (and in such case shall use commercially reasonable efforts to consult the other Party prior to such release or statement). The foregoing notwithstanding, (i) each Party may make internal announcements to their (or, with respect to the Stockholders, the Insurance Company’s) respective employees that are not inconsistent in any material respects with the prior public disclosures regarding the transactions contemplated hereby, and (ii) nothing contained or implied herein shall preclude any Party from releasing any information in connection with enforcing or defending its rights under of this Agreement or in connection with the preparation and filing such Party’s Tax Returns.

Section 5.7            Insurance.  Following the Closing, to the extent that (i) any insurance policies owned or controlled by WT or its respective Affiliates (collectively, “Stockholders Insurance Policies”) cover any loss of the Company, any of its Subsidiaries or their respective current or former officers, directors and employees resulting from, arising out of, based on or relating to, occurrences prior to the Closing and (ii) the Stockholders Insurance Policies permit claims to be made thereunder with respect to such losses to the Company resulting from, arising out of, based on or relating to, occurrences prior to the Closing (the “Company Claims”), WT shall, and shall cause its Affiliates to, reasonably cooperate with Purchaser and the Company and the current and former directors, officers and employees of the Company in submitting Company Claims (or pursuing claims previously made) on behalf of Purchaser, and the Company or such current or former director, officer or employee, as applicable, under any Stockholders Insurance Policy.  Following the Closing, WT shall and shall cause its Affiliates (i) not to seek to change any rights of the Company or their current or former directors, officers or employees under such Stockholders Insurance Policies, (ii) promptly to pay over to the Company any amounts that WT or its Affiliates may receive under such Stockholders Insurance Policies in respect of Losses incurred by the Company (except to the extent that WT has indemnified any Purchaser Indemnified Party for such Losses, and (iii) in the case of directors and officers liability insurance policies, to keep such policies (or policies with coverage substantially as favorable as such policies) in effect for six (6) years following the Closing. With respect to any directors and officers liability insurance policies, such policies will remain for the benefit of all such officers and directors of the Company and its Subsidiaries at any time prior to the Closing Date.  Following the Closing, the Purchaser and the Company will take such reasonable actions as necessary to enable such officers and directors to have the benefit of such policies.

Section 5.8             Further Assurances; Post-Closing Cooperation.

(a)           From time to time after the Closing, as and when requested by any Party without additional consideration, each of the Parties hereto will (or, if appropriate, cause their Affiliates to) execute and deliver such further documents and instruments and take such other actions as may be necessary to make effective the transactions contemplated by this Agreement and the other Transaction Documents subject to Section 5.3 (Reasonable Efforts).  If any Party to this Agreement following the Closing shall have in its possession any asset, property or right that under this Agreement should have been delivered to the other, such Party shall promptly deliver such asset, property or right to the other Party.

(b)           For five years following the Closing, upon reasonable written notice, each Party will afford the other Party and its Representatives (x) in response to the request or at the direction of a Governmental Authority or (y) as required for the preparation and reporting of financial statements or regulatory filings (i) such access during normal business hours as the other Party may reasonably request to books, records and other data and information relating to the Company and its Subsidiaries and (ii) the right to make copies and extracts therefrom at the cost of the Party requesting such copies and extracts.  Anything to the contrary in Section 5.8(a) or (b) notwithstanding, (i) access rights pursuant to Section 5.8(a) or (b) shall be exercised in such manner as not to interfere unreasonably with the conduct of the Business or any other business of the Party granting such access and (ii) the Party granting access may withhold any document (or portions thereof) or information (A) that is subject to the terms of a non-disclosure agreement with a third party, (B) that may constitute privileged attorney-client communications or attorney work product and the transfer of which, or the provision of access to which, as reasonably determined by such party’s counsel, constitutes a waiver of any such privilege or (C) if the provision of access to such document (or portion thereof) or information, as determined by such party’s counsel, would reasonably be expected to conflict with applicable Laws.  Purchaser and the Stockholders shall reimburse the other Party for reasonable out-of-pocket costs and expenses incurred in assisting the other Party or their respective Affiliates pursuant to this Section 5.8. Purchaser or the Stockholders shall be permitted to request approval by the paying Party for any such out-of-pocket costs and expenses in advance of incurring such cost and expenses.

(c)          From and after the Closing, the Stockholders shall, and shall cause its Affiliates and Representatives to, maintain the confidence of any and all information, whether written or oral, concerning Purchaser, the Company, any of its Subsidiaries, or their respective  businesses that was obtained by virtue of ownership of the Company, the completion of the transactions contemplated by this Agreement or otherwise obtained, except to the extent that the Stockholders can show that such information (i) is generally available to and known by the public through no fault of the Stockholders, any of its Affiliates or their respective Representatives; (ii) is lawfully acquired by the Stockholders, any of its Affiliates or their respective Representatives from and after the Closing from sources which, to the knowledge of the Stockholders, are not prohibited from disclosing such information by a legal, contractual or fiduciary obligation, (iii) to the extent such information is used for the benefit of the Company or Purchaser or by Hart in the conduct of her role as an employee of the Company or any of their Affiliates, or (iv) to the extent that the Stockholders is required to disclose such information by judicial or administrative process or pursuant to applicable Law. If a Stockholder or any of its Affiliates or their respective Representatives are compelled to disclose any information by judicial or administrative process or by other requirements of Law, to the extent permitted by applicable Law, such Stockholder shall promptly notify Purchaser in writing and shall disclose only that portion of such information which such Stockholder is advised by its counsel in writing is legally required to be disclosed; provided that such Stockholder shall, at the direction and expense of Purchaser, use commercially reasonable efforts to obtain an appropriate protective order or other reasonable assurance that confidential treatment will be accorded such information.

(d)           From and after the Closing, Purchaser shall, and shall cause the Company and its Subsidiaries and the Affiliates and Representatives of Purchaser, to maintain the confidence of any and all information, whether written or oral, concerning the Stockholders and any past Affiliate of the Stockholders (other than information relating to the Company and its Subsidiaries) obtained by virtue of Purchaser’s ownership of the Company and its Subsidiaries from and after the Closing except to the extent that Purchaser can show that such information (a) is generally available to and known by the public through no fault of Purchaser, any of its Affiliates or their respective Representatives; (b) is lawfully acquired by Purchaser, any of its Affiliates or their respective Representatives from and after the Closing from sources which are not prohibited from disclosing such information by a legal, contractual or fiduciary obligation, or (c) to the extent that Purchaser is required to disclose such information by judicial or administrative process or pursuant to applicable Law.  If Purchaser or any of its Affiliates or their respective Representatives are compelled to disclose any information by judicial or administrative process or by other requirements of Law, to the extent permitted by applicable Law, Purchaser shall promptly notify the Stockholders in writing and shall disclose only that portion of such information which Purchaser is advised by its counsel in writing is legally required to be disclosed; provided that Purchaser shall, at the direction and expense of the Stockholders, use reasonable best efforts to obtain an appropriate protective order or other reasonable assurance that confidential treatment will be accorded such information.

(e)           Neither Purchaser nor the Stockholders shall be required by this Section 5.8 to (i) take any action that would unreasonably interfere with the conduct of its business or unreasonably disrupt its normal operations or (ii) provide the other Party with access to any books or records (including personnel files) pursuant to this Section 5.8 where such access would violate any Law.

Section 5.9           Contact with Customers and Suppliers.  Prior to the Closing, neither Purchaser nor any Affiliate, officer, director or employee of Purchaser shall contact (and Purchaser shall use commercially reasonable efforts to prevent any of its other Representatives from contacts) any employee, customer, supplier or other person having a commercial relationship with the Company or any Subsidiary thereof with respect to the Business or the transactions contemplated by this Agreement or the other Transaction Documents without the prior written consent of the Stockholders, such consent not to be unreasonably withheld, conditioned or delayed.

Section 5.10           Restriction on Use of Company Information.

(a)           Prior to and after the Closing Date, no Stockholder nor any Affiliate of a Stockholder shall, directly or indirectly, acting alone or with any other Person, use Company Information for the benefit of a Stockholder, any of its current or future Affiliates (other than the Company and its Subsidiaries) or any other Person unrelated to the transactions contemplated by this Agreement, including to divert or attempt to divert any business or customer of the Business in the Restricted Jurisdictions or to otherwise do, perform, advance, or support, directly or indirectly, any other act injurious or prejudicial to the sale of any products or services in the Restricted Jurisdictions.

(b)           Each of the Parties acknowledges that there is no adequate remedy at law for any breach or threatened breach by a Stockholder or his, her or its Affiliates of the covenants and agreements set forth in this Section 5.10 and, accordingly, the Stockholders agree that Purchaser shall, in addition to the other remedies that may be available to it hereunder or at law, be entitled to seek an injunction temporarily or permanently enjoining a Stockholder or his, her or its Affiliates from breaching or threatening to breach such covenants and agreements.

Section 5.11           Interim Financial Statements and Financial Statement Cooperation.

(a)          From the date of this Agreement through the Closing, the Stockholders shall, or shall cause the Company to, furnish promptly to Purchaser after final completion thereof (i) a copy of each annual statement or quarterly statement filed by the Company with the Domiciliary Regulator after the date hereof, together in each case with any exhibits, schedules, amendments, supplements or notes thereto (collectively, the “Interim SAP Financial Statements”), (ii) a copy of quarterly GAAP underwriting income statement related to the Business for the period then ended prepared in the ordinary course of business (the “Interim GAAP Financial Statements”) and, (iii) a copy of all periodic financial, actuarial and other reports relating to the Business prepared by the Company and its Affiliates in the normal course of business.

(b)          The Interim SAP Financial Statements shall be prepared from the Books and Records of the Company and its Subsidiaries and, if required by applicable Law, shall be filed with the Domiciliary Regulator on forms prescribed or permitted by it. The Interim SAP Financial Statements shall be prepared in conformity with SAP.  Each of the balance sheets included in the Interim SAP Financial Statements shall fairly present in all material respects the financial position of the Company as of its date and each of the statements of income and operations included in the Interim SAP Financial Statements shall fairly present in all material respects the results of operations of the Company for the period therein set forth, in each case in accordance with SAP applied on a basis consistent with the SAP Financial Statements.

(c)          The Interim GAAP Financial Statements shall: (i) be prepared from the Books and Records of the Company and its Subsidiaries, (ii) fairly present in all material respects the results of operations of the Business for the period then ended, and (iii) be prepared in conformity with GAAP (subject to normal and recurring year-end adjustments and without notes) applied on a basis consistent with the GAAP Financial Statements.

(d)           From the date of this Agreement through the first anniversary of the Closing Date, WT will reasonably cooperate (and prior to the Closing, will cause the Company and its Subsidiaries to cooperate) with Purchaser, at Purchaser’s sole cost and expense, to enable Purchaser to consolidate the financial statements of the Company and its Subsidiaries into those of Purchaser from and after Closing in a manner that will permit Purchaser to comply with its obligations under applicable Law, including applicable securities Laws.

Section 5.12          Resignations.  The Stockholders shall cause to be delivered to Purchaser on the Closing Date duly signed resignations, effective immediately after the Closing, of the directors of the Company and its Subsidiaries identified by Purchaser to the Stockholders to the prior to the Closing.  Notwithstanding any such resignations or any other provision of this Agreement:

(a)           Purchaser agrees that all rights to indemnification, advancement of expenses and exculpation by the Company or its Subsidiaries now existing in favor of each Person who is now, or has been at any time prior to the date hereof or who becomes prior to the Closing Date, an officer or director (or comparable position) of the Company or any of its Subsidiaries, as provided in the organizational documents of the Company, such Subsidiaries, or otherwise, in each case as in effect on the date of this Agreement, or pursuant to any Material Contract, shall survive the Closing Date and shall continue (and Purchaser shall cause them to continue) in full force and effect in accordance with their respective terms.

(b)           The obligations of Purchaser under this Section 5.12 shall not be terminated or modified in such a manner as to adversely affect any director or officer (or comparable position) to whom this Section 5.12 applies without the consent of such affected Person (it being expressly agreed that the directors, officers and other Persons to whom this Section 5.12 applies shall be intended third-party beneficiaries of this Section 5.12, each of whom may enforce the provisions of this Section 5.12).

(c)           In the event Purchaser, the Company, any of the Company’s Subsidiaries, or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity in such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in either such case, proper provision shall be made so that the successors and assigns of Purchaser, the Company, or such Subsidiary, as the case may be, shall assume all of the obligations set forth in this Section 5.12.

Section 5.13           Consultation.  In connection with the continuing operation of the business of the Company and its Subsidiaries and ongoing compliance with this Agreement, not less than once in any period of ten (10) consecutive Business Days between the date hereof and the Closing, subject to any limitations arising under applicable Law, a senior officer of each of the Company and Purchaser shall participate in a live or telephonic meeting at which (i) the applicable executive officer of the Company shall report material operational developments and the general status of ongoing operations pursuant to procedures reasonably requested by Purchaser and (ii) the Parties shall plan for the implementation of the transaction contemplated by this Agreement and Purchaser’s business plan in connection therewith.

Section 5.14         No Solicitation.  Until the earlier of the Closing or the termination of this Agreement, the Stockholders shall not, and shall cause each of its Affiliates and its and their respective Representatives not to, (i) directly or indirectly solicit or encourage any offer or expression of interest or inquiries or proposals for, knowingly assist, participate in or facilitate, or enter into or continue any discussions with respect to, (A) the acquisition by any Person, directly or indirectly, of any of the Shares (but specifically excluding any acquisitions of capital stock in WT), or any material part of the business or assets of the Company or any of its Subsidiaries, (B) any merger, consolidation, or combination with, or any bulk reinsurance transaction involving, the Company or any of its Subsidiaries, (C) the liquidation, dissolution, or re‑organization the Company or any of its Subsidiaries in any manner, or (D) any agreement or understanding (whether or not such agreement or understanding is absolute, revocable, contingent or conditional) for, or otherwise attempt to consummate, any such acquisition, transfer, merger, consolidation, combination or reorganization (each of (A), (B), (C) and (D), an “Alternative Transaction”), or (ii) furnish or permit to be furnished any non‑public information concerning the Company or any of its Subsidiaries or its business and operations to any Person (other than Purchaser and its Representatives) or afford any Person (other than Purchaser and its Representatives) access to the properties, assets, books or records of the Company or any of its Subsidiaries in connection with an Alternative Transaction.  The Stockholders shall immediately terminate and cause to be terminated any existing activities, discussions or negotiations with any Person (and shall require such Person to return or destroy any confidential information relating to the Company or any of its Subsidiaries in the possession of such Person) with respect to an Alternative Transaction, other than Purchaser and shall promptly notify Purchaser and deliver a copy of any inquiry or proposal received by the Stockholders or any of its Affiliates or Representatives thereof with respect to an Alternative Transaction.

Section 5.15           Stockholders’ Representative.

(a)          The Stockholders’ Representative hereby accepts the appointment as “Stockholders’ Representative” pursuant to this Agreement effective on the date hereof, in accordance with the terms set forth in this Section 5.15.  The appointment of the Stockholders’ Representative shall be binding upon the Stockholders and their respective heirs, executors, successors and permitted assigns.

(b)          Solely with respect to each specific instance in this Agreement referencing the Stockholders’ Representative, the Stockholders’ Representative is authorized to act on behalf of each Stockholder in each such Stockholder’s name, place and stead, in any and all capacities, and to do and perform every act and thing required or permitted to be done by such Stockholder in connection therewith, as fully to all intents and purposes as such Stockholder might or could do in person.  For clarity, the Stockholders’ Representative shall not, and is not authorized to, take any action with respect to a Stockholder in any instance hereunder not specifically referencing the Stockholders’ Representative including, without limitation, with respect to Article VII or Section 10.5.

(c)           The Stockholders’ Representative can be removed by the Stockholders for any or no reason, but only by delivery to Purchaser of a written instrument signed by all Stockholders (or their respective heirs, executors or successors-in-interest) at least ten (10) days in advance of the effective date of such removal.  The Stockholders’ Representative may resign for any reason or no reason at any time upon at least ten (10) days prior written notice to Purchaser.

(d)           If the Stockholders’ Representative is dissolved, voluntarily or involuntarily, then a replacement Stockholders’ Representative shall be designated by unanimous written consent of the Stockholders (or their respective heirs, executors or successors-in-interest) and such replacement Stockholders’ Representative shall notify Purchaser in writing of such designation promptly upon such designation, and any such replacement Stockholders’ Representative will have the full power and authority of the Stockholders’ Representative hereunder.

(e)           The signature of the Stockholders’ Representative shall be deemed to be the signature of all or any Stockholders, and the Stockholders shall be bound by the terms of any documents and agreements executed and delivered by the Stockholders’ Representative on their behalf as though they were actual signatories thereto.

(f)           Purchaser is entitled to deal exclusively with the Stockholders’ Representative on all authorized matters (as set forth in Section 5.15(b)) relating to the Stockholders.  With respect to such matters, (i) Purchaser and all other Persons shall be entitled to rely, without any investigation or inquiry, upon all actions taken by the Stockholders’ Representative as having been taken upon the authority of the Stockholders, (ii) any action by the Stockholders’ Representative shall be conclusively deemed to be the action of the Stockholders, and Purchaser shall not have any liability or responsibility to any Stockholder for any action taken in reliance thereon , (iii) Purchaser may rely entirely on its dealings with, and notices to and from, the Stockholders’ Representative to satisfy any obligations Purchaser might have to any Stockholder with respect to such matters, and (iv) Stockholders jointly and severally agree to pay, and to indemnify and hold harmless Purchaser and its directors, shareholders, officers, employees, agents, Affiliates, successors and assigns from and against any and all Losses that they may suffer or sustain as a result of any claim by any Person that an action taken by the Stockholders’ Representative on behalf of the Stockholders with respect to such matters is not binding on, or enforceable against, the Stockholders.  Purchaser will not have any liability or obligation arising out of the acts or omissions of the Stockholders’ Representative or any disputes between or among the Stockholders and the Stockholders’ Representative.

Section 5.16          Payment of Company Debt; Discharge of Encumbrances.  At or immediately before the Closing, the Company shall, and the Stockholders shall cause the Company to, (a) fully pay and discharge, or cause to be fully paid and discharged all outstanding Closing Debt, and (b) obtain the release of all Encumbrances (other than Permitted Encumbrances) against any of the assets or properties of the Business or the Shares; provided, however, that the Stockholders can cause such payment of Closing Debt to be made from (and Purchaser shall pay out of) the Closing Payment pursuant to Section 2.2(c)(i).

Section 5.17          Extraordinary Dividend.  Prior to the Closing, the Stockholders shall cause (i) the Insurance Company to declare the Extraordinary Dividend and authorize the payment of the Extraordinary Dividend to the Company and (ii) the Company to declare the Extraordinary Dividend and the Hart Dividend and authorize the distribution of the Extraordinary Dividend to WT and the payment of the Hart Dividend to Hart.  Immediately prior to Closing, the Stockholders shall cause (y) the Insurance Company to distribute the Extraordinary Dividend to the Company and (z) the Company to the distribute the Extraordinary Dividend to WT and pay the Hart Dividend to Hart.

Section 5.18          Intercompany Accounts and Related Party Contracts. On or before the Closing Date, the Stockholders shall cause the Company and its Subsidiaries to take such actions with respect to the Related Party Contracts as described in Section 3.21 of the Stockholders Disclosure Schedule and, except as otherwise described Section 3.21 of the Stockholders Disclosure Schedule, all accounts between the Company or any of its Subsidiaries, on the one hand, and the Stockholders or any of their respective Affiliates, on the other hand, will be settled on terms reasonably satisfactory to Purchaser and the Stockholders.

Section 5.19          Release by the Stockholders.  Effective as of the Closing Date, each Stockholder, on behalf of itself and each of its Affiliates, hereby absolutely, irrevocable and unconditionally releases, remises and forever discharges, fully, finally and forever, the Company, each of its Subsidiaries, and their respective past, present and future Affiliates, equity holders, employees, managers, partners, directors, officers, agents, attorneys, plan administrators, consultants, advisors, representatives and Subsidiaries and the respective heirs, successors and assigns of each of the foregoing (individually, a “Company Released Party”) from any and all claims, demands, rights, causes of action, proceedings, orders, remedies, obligations, damages, Losses and Liability of any kind or character whatsoever arising as a result of any event or condition, or action or inaction of the Company Released Parties, from the beginning of time, whether known or unknown, absolute or contingent, both at law and in equity, which such Stockholder ever had, now has or ever may have against any Company Released Party to the extent resulting or arising from or relating to such Stockholder being a stockholder of the Company or, solely with respect to WT, having any other relationship with the Company or its Subsidiaries prior to the Closing Date; provided that the foregoing shall not apply to, or restrict in any way any claims under this Agreement or any Transaction Document or with respect to any indemnification obligations by the Company or its Subsidiaries owed to any such Stockholder or any of its Affiliates in its capacity as an officer or director prior to the Closing Date.

Section 5.20          144 Act Reporting.  Purchaser shall, following the date on which any Preferred Shares are issued, (i) comply with the current public information requirements of Rule 144(c)(1) under the Securities Act or (ii) if Purchaser is not at any time during such period required to file current and periodic reports under the Exchange Act, upon the request of any holder of Preferred Shares (or the common stock into which they have converted), make publicly available other information and will take such further action as any holder of Preferred Shares (or the common stock into which they have converted) may reasonably request, all to the extent required from time to time to enable such holder to sell the common stock into which the Preferred Shares have or may be converted without registration under the Securities Act within the limitation of the exemptions provided by (a) Rule 144 under the Securities Act, as such Rule may be amended from time to time, or (b) any similar rule or regulation hereafter adopted by the SEC. Upon the request of any holder of Preferred Shares (or the common stock into which they have converted), Purchaser will deliver to such holder a written statement as to whether it has complied with the requirements of this Section 5.20.  The covenants set forth in this Section 5.20 shall terminate at such time, following the first anniversary of the date of issuance of the Preferred Shares, that no holder of the Preferred Shares is an “affiliate” of Purchaser as defined in Rule 144(a)(1), or has been an “affiliate” during the preceding three (3) months, such determination to be made by each such holder on a reasonable basis promptly following the request of Purchaser.

Section 5.21          Board Seat.  For as long as WT is a holder of either (i) no less than 49% of the Preferred Shares issued to WT at Closing or (ii) 2.5% or more of the Class A Common Stock (or its equivalent) in Purchaser, WT shall be entitled to appoint, remove and replace one director to the board of directors of Purchaser and Purchaser shall cause such director to be (y) elected and appointed to its board of directors and (z) removed or replaced pursuant to WT’s instructions.  Such director, during his or her tenure in office, shall have the same right to receive copies of all notices, minutes, consents and other material as provided to Purchaser’s other directors.

ARTICLE VI

CONDITIONS

Section 6.1            Conditions to Purchaser’s Obligations.  The obligations of Purchaser to effect the Closing are further subject to the satisfaction or waiver at or prior to the Closing of the following conditions:

(a)         All consents and approvals of any Governmental Authority required for the consummation of the transactions contemplated by this Agreement shall have been obtained and shall remain in full force and effect, and any waiting period applicable to the consummation of the transactions contemplated hereby shall have expired or been terminated, in each case without the imposition of a Purchaser Burdensome Condition.

(b)          No statute, rule, regulation, order, decree, proceeding or injunction shall have been issued, enacted, entered, promulgated, initiated, proposed or enforced by a Governmental Authority that prohibits, restricts or makes illegal the consummation of the transactions contemplated by this Agreement or the other Transaction Documents, and no proceeding initiated by any Governmental Authority or other Person seeking an injunction against the transactions contemplated by this Agreement or the other Transaction Documents shall be pending.

(c)         The representations or warranties made by the Stockholders in this Agreement, including any Updated Schedules permitted pursuant to Section 5.4(c), shall be (i) true and correct in all respects (in the case of any representations or warranties made by the Stockholders in this Agreement that is qualified as to materiality or Business Material Adverse Effect, as applicable) and (ii) true and correct in all material respects (in the case of any representations or warranties made by the Stockholders in this Agreement that is not qualified as to materiality), in any case at and as of the Closing Date as though made on the Closing Date (except that representations or warranties that expressly relate to an earlier date need only be true and correct on and as of such earlier date).

(d)           The Stockholders shall have performed and complied in all material respects with the agreements, covenants and obligations required by this Agreement to be so performed or complied with by the Stockholders at or before the Closing.

(e)           Purchaser will have received a certificate, dated the Closing Date and in form and substance reasonably satisfactory to Purchaser, to the effect that the conditions specified in Sections 6.1(c) and (d) have been fulfilled.

(f)           All consents or approvals required of the Stockholders and listed in Section 6.1(f) of the Stockholders Disclosure Schedule other than the consents and approvals contemplated by Section 6.2(a) shall have been obtained and shall remain in full force and effect.

(g)           Since the Interim Balance Sheet Date, no event occurrence, fact, circumstance, condition, effect or change shall have occurred that has had a Business Material Adverse Effect.

(h)           The Stockholders shall have made the deliveries required under Section 2.4.

Section 6.2            Conditions to the Stockholders’ Obligations.  The obligations of the Stockholders to effect the Closing are further subject to the satisfaction or waiver at or prior to the Closing of the following conditions:

(a)         All consents and approvals of any Governmental Authority required for the consummation of the transactions contemplated by this Agreement shall have been obtained and shall remain in full force and effect, and any waiting period applicable to the consummation of the transactions contemplated hereby shall have expired or been terminated, in each case without the imposition of a Stockholders Burdensome Condition.

(b)          No statute, rule, regulation, order, decree, proceeding or injunction shall have been issued, enacted, entered, promulgated, initiated, proposed or enforced by a Governmental Authority that prohibits, restricts or makes illegal the consummation of the transactions contemplated by this Agreement or the Transaction Documents, and no proceeding initiated by any Governmental Authority or any other Person seeking an injunction against the transactions contemplated by this Agreement or the Transaction Documents shall be pending.

(c)           The Fundamental Representations made by Purchaser in this Agreement shall be true and correct in all respects as of the Closing Date as if made on that date (except that representations or warranties that expressly speak as of a specified date or time need only be true and correct as of such specified date and time).  The representations and warranties made by Purchaser in this Agreement (other than any Fundamental Representations and without giving effect to any limitation set forth therein as to materiality or Purchaser Material Adverse Effect, as applicable) shall be true and correct as of the Closing Date as though made on the Closing Date (except that representations or warranties that expressly relate to an earlier date need only be true and correct on and as of such earlier date), in each case except for breaches as to matters that, individually or in the aggregate, have not had, and would not reasonably be expected to have, a Purchaser Material Adverse Effect.

(d)           Purchaser shall have performed and complied with, in all material respects, the agreements, covenants and obligations required by this Agreement to be so performed or complied with by Purchaser at or before the Closing.

(e)           the Stockholders will have received a certificate, dated the Closing Date and duly executed by an authorized officer of Purchaser, in form and substance reasonably satisfactory to the Stockholders, to the effect that the conditions specified in Sections 6.2(c) and (d) have been fulfilled.

(f)           Purchaser shall have made the deliveries required under Section 2.4.

ARTICLE VII

SURVIVAL; INDEMNIFICATION

Section 7.1            Survival of Representations, Warranties, Covenants and Agreements.

(a)       The representations and warranties of the Stockholders and Purchaser contained in this Agreement will survive the Closing as follows:  (i) the representations and warranties contained in Sections 3.1 Organization and Qualification, 3.2 Authority; Non-Contravention; Approvals, 3.3 Capital Stock of the Company and its Subsidiaries; Ownership of Shares, 3.4 Corporate Organization of the Company and its Subsidiaries, 3.20 Brokers; 4.1 Organization and Qualification, 4.2 Authority; Non-Contravention; Approvals, 4.3 Financing, 4.4 Capitalization, and 4.7 Brokers (collectively, the “Fundamental Representations”) and the representations and warranties contained in Section 3.5 Taxes shall survive until 60 days after the expiration of the applicable statute of limitations and (ii) all other representations and warranties shall survive the Closing until 5:00 p.m. New York time on the date which is two (2) years following the Closing Date.

(b)           The covenants contained in this Agreement which are required to be performed post-Closing shall survive in accordance with their respective terms (or until the applicable statute of limitations has expired, if no term for performance is specified).

(c)           Notwithstanding anything to the contrary contained herein, any breach of representation, warranty, covenant or agreement in respect of which indemnity may be sought under this Agreement shall survive the time at which it would otherwise terminate pursuant to this Section 7.1, if notice of the inaccuracy or breach thereof giving rise to such right of indemnity shall have been given to the Party against whom such indemnity may be sought prior to such time in accordance with Section 7.6.

Section 7.2            Indemnification of Purchaser.  From and after the Closing Date, subject to the limitations and requirements set forth in this Article VII, the Stockholders shall, severally (based on their Pro Rata Percentages) and not jointly, indemnify and hold harmless Purchaser, its Affiliates (including the Company and its Subsidiaries) and their respective successors and their respective shareholders and Representatives (collectively, the “Purchaser Indemnified Parties”) from and against Losses incurred by any Purchaser Indemnified Party to the extent resulting or arising from or relating to (i) any inaccuracy in or any breach of any representation or warranty made by the Stockholders in this Agreement (other than a Fundamental Representation) or in the certificate delivered by or on behalf of the Stockholders pursuant to Section 6.1(e) of this Agreement (other than with respect to a Fundamental Representation); (ii) any inaccuracy in or any breach of any Fundamental Representation made by the Stockholders in this Agreement or in the certificate delivered by or on behalf of the Stockholders pursuant to Section 6.1(e) of this Agreement with respect to a Fundamental Representation; (iii) any breach of any covenant, agreement or obligation to be performed by the Stockholders pursuant to this Agreement, (iv) to the extent the Losses exceed the applicable case Reserves set forth on the Final Closing Date Balance Sheet, the Weathers Matter or the Superstorm Sandy Matter, (v) any matter set forth on  Section 3.10 of the Stockholders Disclosure Schedule, only with respect to facts, circumstances, events or actions prior to the Closing Date, including, for the avoidance of doubt, the failure of the Insurance Company to timely respond to, take corrective measures, certify or otherwise comply with any request or demand by the Domiciliary Regulator or otherwise cooperate with the Domiciliary Regulator in connection with its exercise of its authority, or (vi) only with respect to facts, circumstances, events or actions prior to the Closing Date, the matter set forth on  Section 3.11 of the Stockholders Disclosure Schedule relating to Rikki Studley. Notwithstanding the foregoing, the obligations of either Stockholder with respect to any of the Stockholder Specific Representations or any breach, violation or nonfulfillment of any covenant, agreement or obligation by a Stockholder solely in her or its capacity as a Stockholder shall be solely the responsibility of such Stockholder.

Section 7.3          Indemnification of the Stockholders.  From and after the Closing Date, subject to the limitation and requirements set forth in this Article VII, Purchaser shall indemnify and hold harmless the Stockholders and their respective heirs, executors, personal representatives, successors, assigns, Affiliates, shareholders and Representatives (collectively, the “Stockholders Indemnified Parties”) from and against Losses incurred by any of the Stockholders Indemnified Party to the extent resulting or arising from or relating to (i) the inaccuracy of any representation or warranty made by Purchaser in this Agreement (other than a Fundamental Representation) or in the certificate delivered by or on behalf of Purchaser pursuant to Section 6.2((e) of this Agreement (other than with respect to a Fundamental Representation); (ii) any inaccuracy in or any breach of any Fundamental Representation made by Purchaser in this Agreement or in the certificate delivered by or on behalf of the Stockholders pursuant to Section 6.2(e) of this Agreement with respect to a Fundamental Representation; or (ii) any breach of any covenant, agreement or obligation to be performed by Purchaser pursuant to this Agreement.

Section 7.4            Effect of Materiality Qualifier.  Notwithstanding anything in this Agreement to the contrary, for purposes of this Article VII, all of the representations and warranties set forth in this Agreement or any certificate delivered pursuant to Sections 6.1(e) or 6.2(e) that are qualified as to “materiality”, “materiality”, “Purchaser Material Adverse Effect”, “Business Material Adverse Effect” or words of similar import or effect shall be deemed to have been made without any such qualification solely for purposes of determining the amount of Losses resulting from, arising out of, relating to or caused by any such breach of representation or warranty.

Section 7.5             Limitations.

(a)         Subject to the additional limitations set forth below in this Article VII, the Stockholders shall not be liable to Purchaser Indemnified Parties for indemnification under Section 7.2(i) and Purchaser shall not be liable to the Stockholders Indemnified Parties for indemnification under Section 7.3(i) unless and until Purchaser Indemnified Parties have incurred Losses in excess of $300,000 (the “Deductible”) in the aggregate, in which case Purchaser Indemnified Parties or the Stockholders Indemnified Parties, as applicable, shall be entitled to bring a claim for only such Losses in excess of the Deductible.

(b)          Notwithstanding anything to the contrary contained in this Agreement, Purchaser Indemnified Parties or the Stockholders Indemnified Parties, as applicable, shall have no right to indemnification for any Losses for which Purchaser Indemnified Parties are entitled pursuant to Section 7.2(i) or the Stockholders Indemnified Parties are entitled pursuant to Section 7.3(i), as applicable, with respect to, and the amount of Losses for purposes of determining whether the Deductible has been reached shall exclude, any Losses attributable to any individual claim (or series of claims arising from the same events, facts or circumstances) that is indemnifiable under Section 7.2(i) or Section 7.3(i) unless such Losses exceed $20,000, whereupon, subject to the terms, conditions and limitations set forth in this Agreement (including the Deductible and the Cap), Purchaser Indemnified Parties or the Stockholders Indemnified Parties, as applicable, shall be indemnified for such Losses.

(c)           Notwithstanding anything to the contrary contained in this Agreement, (i) the maximum aggregate liability of the Stockholders or Purchaser under this Article VII for Losses indemnified under Section 7.2(i) or Section 7.3(i), as applicable, shall not exceed $5,800,000, (ii) the maximum aggregate liability of the Stockholders under Section 7.2(iv) with respect to the Weathers Matter shall not exceed the sum $700,000 minus the amount of the case Reserves set forth on the Final Closing Date Balance Sheet with respect to the Weathers Matter, (iii)  the maximum aggregate liability of the Stockholders under Section 7.2(iv) with respect to the Superstorm Sandy Matter shall not exceed the sum $980,000 minus the amount of the case Reserves set forth on the Final Closing Date Balance Sheet with respect to the Superstorm Sandy Matter, and (iv) the maximum aggregate liability of the Stockholders or Purchaser for all Losses under Section 7.2 or Section 7.3, as, as applicable, shall not exceed fifty percent (50%) of the Base Purchase Price.

(d)           Notwithstanding the foregoing, the limitations set forth in Section 7.5(a)through (b), inclusive, shall not apply to Losses resulting from any inaccuracy in or breach of any Fundamental Representation.

(e)           Payments by an Indemnifying Party pursuant to Section 7.2 or Section 7.3 in respect of any Losses shall be reduced by the amount of (i) any Tax Benefit realized as a result of, and as a result of the circumstances giving rise to, such Losses by the Indemnified Party and (ii) any amounts actually recovered by the Indemnified Party under insurance policies, indemnities or other reimbursement arrangements with respect to such Losses less the amount of any costs of obtaining such recovery, including any resulting increase in premium or other costs of insurance.  If the Indemnified Party receives a Tax Benefit after an indemnification payment is made to it that was not taken into account at the time the indemnification payment was made, the Indemnified Party shall promptly pay over to the Stockholders the amount of such Tax Benefit at such time or times as, and to the extent that, such Tax Benefit is realized by the Indemnified Party, but not in excess of the amount of the related indemnification payment.  In the event that an insurance or other recovery is made by any Indemnified Party with respect to any Losses for which any such Person has been indemnified hereunder, then a refund equal to the aggregate amount of the recovery shall be promptly made to the applicable Indemnifying Party.

(f)            Each Indemnified Party shall take, and cause its Affiliates to take, all commercially reasonable steps to mitigate any Losses upon becoming aware of any event or circumstance that would be reasonably expected to, or does, give rise thereto.

(g)          Notwithstanding anything to the contrary contained in this Agreement, upon the final resolution of the Weathers Matter or the Superstorm Sandy Matter, as applicable, to the extent that any of the case Reserves attributed to such matter in the Final Closing Date Balance Sheet has not been applied to Losses with respect to such matter, Purchaser shall pay such unapplied case Reserves amount to the Stockholders (based on their Pro Rata Percentages) by wire transfer of immediately available funds within ten (10) Business Days following the final resolution of such matter to an account or accounts designated by the Stockholders’  Representative.

Section 7.6            Method of Asserting Claims.  All claims for indemnification by any Indemnified Party under this Article VII shall be asserted and resolved as follows:

(a)           If any Indemnified Party receives notice of the assertion or commencement of any Action made or brought by any Person who is not a party to this Agreement or an Affiliate of a party to this Agreement or a Representative of the foregoing (a “Third Party Claim”) against such Indemnified Party with respect to which indemnification is being sought against an Indemnifying Party under this Agreement, the Indemnified Party shall give the Indemnifying Party reasonably prompt written notice thereof, but in any event not later than thirty (30) calendar days after receipt of such notice of such Third Party Claim. The failure to give such prompt written notice shall not, however, relieve the Indemnifying Party of its indemnification obligations, except and only to the extent that the Indemnifying Party forfeits rights or defenses by reason of such failure or is otherwise adversely impacted or prejudiced. Such notice by the Indemnified Party shall describe the Third Party Claim in reasonable detail, shall include copies of all material written evidence thereof and shall indicate the estimated amount, if reasonably practicable, of the Losses that have been or may be sustained by the Indemnified Party. The Indemnifying Party shall have the right to participate in, or by giving written notice to the Indemnified Party within 30 calendar days after receiving the Indemnified Party’s notice of claim, to assume the defense of any Third Party Claim at the Indemnifying Party’s expense and by the Indemnifying Party’s own counsel, and the Indemnified Party shall cooperate in good faith in such defense; provided, that if the Indemnifying Party is the Stockholders, such Indemnifying Party shall not have the right to defend or direct the defense of any such Third Party Claim that (x) is asserted directly by or on behalf of a Person that is a supplier or customer of Purchaser or the Company, or (y) seeks an injunction or other equitable relief against the Indemnified Parties.  The Indemnified Party shall have the right to participate in the defense of any Third Party Claim with counsel selected by it subject to the Indemnifying Party’s right to control the defense thereof. The fees and disbursements of such counsel shall be at the expense of the Indemnified Party; provided, that if in the reasonable opinion of counsel to the Indemnified Party, (A) there are legal defenses available to an Indemnified Party that are different from or additional to those available to the Indemnifying Party; or (B) there exists a conflict of interest between the Indemnifying Party and the Indemnified Party that cannot be waived, the Indemnifying Party shall be liable for the reasonable fees and expenses of counsel to the Indemnified Party in each jurisdiction for which the Indemnified Party determines counsel is required. If the Indemnifying Party elects not to compromise or defend such Third Party Claim, fails to promptly notify the Indemnified Party in writing of its election to defend as provided in this Agreement, or fails to diligently prosecute the defense of such Third Party Claim, the Indemnified Party may, subject to Section 7.6(b), pay, compromise or defend such Third Party Claim and, as provided in this Article VII, seek indemnification for any and all Losses based upon, arising from or relating to such Third Party Claim. The Stockholders and Purchaser shall cooperate with each other in all reasonable respects in connection with the defense of any Third Party Claim, including making available records relating to such Third Party Claim and furnishing, without expense (other than reimbursement of actual out-of-pocket expenses) to the defending party, management employees of the non-defending party as may be reasonably necessary for the preparation of the defense of such Third Party Claim.

(b)          Notwithstanding any other provision of this Agreement, the Indemnifying Party shall not enter into settlement of any Third Party Claim without the prior written consent of the Indemnified Party (which consent shall not be unreasonably withheld, conditioned or delayed), except as provided in this Section 7.6(b).  If a firm offer is made to settle a Third Party Claim without leading to liability or the creation of a financial or other obligation on the part of the Indemnified Party and provides, in customary form, for the unconditional release of each Indemnified Party from all liabilities and obligations in connection with such Third Party Claim and the Indemnifying Party desires to accept and agree to such offer, the Indemnifying Party may enter into such settlement without any consent of the Indemnified Party, provided, that Indemnifying Party shall give written notice to that effect to the Indemnified Party. Notwithstanding any other provision of this Agreement, the Indemnified Party shall not enter into settlement of any Third Party Claim without the prior written consent of the Indemnifying Party (which consent shall not be unreasonably withheld, conditioned or delayed), unless the Indemnified Party fully releases the Indemnifying Party with respect to all Losses (or any indemnification obligation) that might in any way arise from such Third Party Claim or related matters.

(c)           Any Action by an Indemnified Party on account of Losses which do not result from a Third Party Claim (a “Direct Claim”) shall be asserted by the Indemnified Party giving the Indemnifying Party reasonably prompt written notice thereof, but in any event not later than thirty (30) days after the Indemnified Party becomes aware of such Direct Claim. The failure to give such prompt written notice shall not, however, relieve the Indemnifying Party of its indemnification obligations, except and only to the extent that the Indemnifying Party forfeits rights or defenses by reason of such failure or is otherwise adversely impacted or prejudiced.  Such notice by the Indemnified Party shall describe the Direct Claim in reasonable detail, shall include copies of all material written evidence thereof and shall indicate the estimated amount, if reasonably practicable, of the Losses that have been or may be sustained by the Indemnified Party.  The Indemnifying Party shall have thirty (30) days after its receipt of such notice to respond in writing to such Direct Claim.  The Indemnified Party shall allow the Indemnifying Party and its professional advisors to investigate the matter or circumstance alleged to give rise to the Direct Claim, and whether and to what extent any amount is payable in respect of the Direct Claim and the Indemnified Party shall assist the Indemnifying Party’s investigation by giving such information and assistance (including access to the Company’s premises and personnel and the right to examine and copy any accounts, documents or records) as the Indemnifying Party or any of its professional advisors may reasonably request.  If the Indemnifying Party does not so respond within such thirty (30) day period, the Indemnifying Party shall be deemed to have rejected such claim, in which case the Indemnified Party shall be free to pursue such remedies as may be available to the Indemnified Party on the terms and subject to the provisions of this Agreement.

(d)           Nothing in this Section 7.6 shall operate to in any way to restrict or limit the ability and timing for the Stockholders or Purchaser to seek specific performance as provided in Section 10.10 for a Party’s failure to comply with any term or provision of this Agreement.

Section 7.7            Character of Indemnity Payments.  The Parties agree that any indemnification payments made with respect to this Agreement shall be treated for all Tax purposes as an adjustment to the Purchase Price unless otherwise required by Law.

Section 7.8           Reservation of Rights. The representations, warranties and covenants of the Stockholders and Purchaser’s rights to indemnification with respect thereto shall not be affected or deemed waived by reason of any investigation made by or on behalf of Purchaser (including by any of its advisors, consultants or representatives) or by reason of the fact that Purchaser or any of such advisors, consultants or representatives knew or should have known that any such representation or warranty is, was or might be inaccurate or by reason of Purchaser’s waiver of any condition set forth in Section 6.1.

Section 7.9           Exclusive Remedy.  Subject to Section 10.10, and except with respect to the matters covered by Sections 2.8 and 2.9, the Parties acknowledge and agree that their sole and exclusive remedy with respect to any and all claims (other than claims arising from fraud or criminal activity on the part of a Party hereto in connection with the transactions contemplated by this Agreement) for any breach of any representation, warranty, covenant, agreement or obligation set forth herein or otherwise relating to the subject matter of this Agreement, shall be pursuant to the indemnification provisions set forth in Article VIII (Taxes) and this Article VII.  In furtherance of the foregoing, each Party hereby waives, to the fullest extent permitted under Law, any and all rights, claims and causes of action for any breach of any representation, warranty, covenant, agreement or obligation set forth herein or otherwise relating to the subject matter of this Agreement it may have against the other Parties hereto and their Affiliates and each of their respective Representatives arising under or based upon any Law, except pursuant to the indemnification provisions set forth in Article VIII and this Article VII and except for claims arising from fraud or criminal activity on the part of a Party in connection with the transactions contemplated by this Agreement.  Nothing in this Section 7.9 shall limit any Person’s right to seek and obtain any equitable relief to which any Person shall be entitled or to seek any remedy on account of any Party’s fraudulent or criminal misconduct.  In no event shall the mere breach of a representation or warranty be used as evidence of deemed to constitute fraud.

ARTICLE VIII

TAXES

Section 8.1            Tax Indemnity.

(a)           The Stockholders severally (based on their Pro Rata Percentages), and not jointly, shall indemnify and hold harmless Purchaser Indemnified Parties from and against Losses in respect of Taxes that are Covered Taxes.

(b)          The Stockholders’ obligations in paragraph (a) above shall be without regard to any disclosures that may have been made with respect to Article III or otherwise.  The indemnification obligations provided for herein shall apply even if the additional Tax liability results from the filing of a Tax Return or amended Tax Return with respect to a pre-Closing Date transaction or period (or portion of a period) by Purchaser, provided, however, that Purchaser shall not cause or permit the Company or any of its Subsidiaries to file an amended Tax Return with respect to any taxable period ending on or prior to the Closing Date or any Straddle Period unless Stockholders’ Representative consents, which consent shall not be unreasonably withheld, conditioned or delayed.

(c)           For purposes of this Agreement:

(i)           Except as otherwise provided in clause (ii) below, in the case of any Taxes that are payable with respect to a Straddle Period, the portion of such Taxes allocable to (A) the Pre-Closing Tax Period and (B) the portion of the Straddle Period beginning on the day next succeeding the Closing Date (the “Post-Closing Tax Period”) shall be determined on the basis of a deemed closing at the end of the Closing Date of the books and records of the Company or the applicable Subsidiary.

(ii)         In the case of any personal or real property Taxes that are payable with respect to a Straddle Period, the portion of such Taxes allocable to the Pre-Closing Tax Period shall be equal to the product of the sum of all such Taxes multiplied by a fraction the numerator of which is the number of days in the Straddle Period from the commencement of the Straddle Period through and including the Closing Date and the denominator of which is the number of days in the entire Straddle Period.

(iii)         All payments due from the Stockholders with respect to Taxes for which the Stockholders have provided an indemnity therefor pursuant to this Agreement shall be made upon the earlier to occur of:  (i) ten (10) Business Days following an agreement by the Stockholders and Purchaser as to the Stockholders’ liabilities for such Taxes, (ii) five (5) Business Days prior to the due date of the payment for the Taxes allocable to the Stockholders pursuant to this Section 8.1, provided that Purchaser has notified the Stockholders of such due date at least fifteen (15) Business Days prior to such due date or (iii) the Stockholders’ receipt of notice of an assessment of such a Tax liability by a Tax Authority.

(iv)        Notwithstanding anything herein to the contrary, the Stockholders shall not be responsible for, and Purchaser shall not be entitled to recover from the Stockholders, any Taxes to the extent such Taxes were taken into account in the calculation of any Purchase Price adjustment.

Section 8.2            Post-Closing Tax Matters.

(a)           The Stockholders shall prepare and file, or cause to be prepared and filed, all Tax Returns of the Company and any of its Subsidiaries that are required to be filed on or before the Closing Date.  All such Tax Returns shall be prepared in a manner consistent with past practice, except as otherwise required by Law. Purchaser shall prepare or cause to be prepared and filed or cause to be filed all other Tax Returns of the Company or any of its Subsidiaries.  Purchaser shall deliver or cause to be delivered to the Stockholders any such Tax Return described in the previous sentence, to the extent it relates to a Pre-Closing Tax Period, within a reasonable period of time prior to the due date for any such Tax Return (after giving effect to any applicable extensions of time for filing) so that the Stockholders, to the extent practical, have a meaningful opportunity to review and comment on such Tax Return.  Purchaser shall consider such comments in good faith.  In the event that Purchaser and the Stockholders are unable to agree on the reporting of any item on such Tax Returns, Purchaser and the Stockholders shall mutually choose an independent public accounting firm to resolve such dispute, and the decision of such firm shall be final.  Expenses of such independent public accounting firm shall be born evenly between Purchaser and the Stockholders.

(b)           Any Taxes for Straddle Periods shall be apportioned between the Stockholders and Purchaser in the manner set forth in Section 8.1(c) hereof.

(c)           Purchaser and the Stockholders shall cooperate with each other in connection with the filing of any Tax Returns and any audit, litigation or other proceeding with respect to Taxes.  Such cooperation shall include the retention and (upon the other Party’s request) the provision of records and information reasonably relevant to any such audit, litigation, or other proceeding and making their respective employees, outside consultants, and advisors available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder and the cost of the requesting Party.  Purchaser and the Stockholders agree (i) to retain all books and records with respect to Tax matters pertinent to the Company and its Subsidiaries relating to any taxable period beginning before the Closing Date until the expiration of the statute of limitations (and, to the extent notified by Purchaser or the Stockholders, any extensions of the statute of limitations) of the respective taxable periods, and to abide by all record retention agreements entered into with any Tax Authority, and (ii) to give the other Parties reasonable written notice prior to transferring, destroying or discarding any such books and records and, if any of the other Parties so requests, Purchaser or the Stockholders, as the case may be, shall allow the other Party to take possession of such books and records.

(d)          Purchaser agrees to give prompt notice to the Stockholders of any Taxes or the assertion of any claim, or the commencement of any Action in respect of which indemnity may be sought under Section 8.1 (a “Tax Proceeding”), and will give the Stockholders such information with respect thereto as the Stockholders may reasonably request, provided that Purchaser’s failure to provide such notice or to deliver such information to the Stockholders shall not limit Purchaser’s rights under this Article VIII except to the extent the Stockholders is materially prejudiced by such failure.  The Stockholders agrees to give prompt notice to Purchaser upon the receipt of any written notice by the Stockholders of any pending or threatened audits or proceedings or other Actions relating to Pre-Closing or Straddle Period Taxes of the Company or any of its Subsidiaries.  Notwithstanding anything to the contrary contained in this Agreement, Purchaser shall have the sole right to control and make all decisions regarding any Tax Proceeding for a Straddle Period or Post-Closing Tax Period, including selection of counsel and selection of a forum for such contest, provided, however, that in the event such audit or proceeding relates to Taxes for which the Stockholders has indemnified Purchaser or may have an indemnity obligation under Section 8.1, (i) Purchaser and the Stockholders shall cooperate in the conduct of any audit or proceeding relating to such period, (ii) the Stockholders shall have the right (but not the obligation) to participate in such audit or proceeding at the Stockholders’ expense, (iii) Purchaser shall not enter into any agreement with the relevant Tax Authority pertaining to Taxes for which the Stockholders may have an indemnity obligation under Section 8.1 without the written consent of the Stockholders, which consent shall not unreasonably be withheld, conditioned or delayed, and (iv) Purchaser may, without the written consent of the Stockholders, enter into such an agreement, provided that Purchaser shall have agreed to accept liability for the payment of such Taxes and to forego any indemnification or other claim under this Agreement with respect to the portion of Pre-Closing Taxes for which the Stockholders otherwise would be responsible under Section 8.1.  The Stockholders shall have the right (but not the obligation) upon written request to Purchaser, to control and make all decisions regarding any Tax Proceeding for any Pre-Closing Tax Period (excluding, for the avoidance of doubt, a Tax Proceeding relating to the Pre-Closing portion of any Straddle Period); provided, however, that (i) Purchaser and the Stockholders shall cooperate in the conduct of any audit or proceeding relating to such period, (ii) the Stockholders shall consult with Purchaser with respect to such Tax Proceeding and Purchaser shall have the right (but not the obligation) to participate and employ counsel, at its own expense, separate from counsel employed by the Stockholders, (iii) the Stockholders shall not enter into any agreement with the relevant Tax Authority pertaining to Taxes not indemnified by the Stockholders (including but not limited to any such agreement that would increase the Company’s or any of the Company’s Subsidiaries’ Taxes for a Post-Closing Tax Period) without the written consent of Purchaser, which consent shall not unreasonably be withheld, conditioned or delayed. Notwithstanding any other provision in Section 8.1, Stockholders shall not be liable under Section 8.1 with respect to any Taxes resulting from a Tax Proceeding with respect to which Purchaser did not comply with its obligations under this Section 8.2(d) to notify the Stockholders or to provide the Stockholders the opportunity to control or participate, to the extent the Stockholders is adversely affected as a result thereof.

Section 8.3          Transfer Taxes.  The Stockholders shall be responsible for 100 percent (100%) of any transfer taxes imposed by any foreign, federal, state, local or other taxing body as a result of the consummation of the transactions contemplated by this Agreement. The Stockholders shall timely file all necessary Tax Returns and other documentation with respect to such Transfer Taxes, and, if required by Law, Purchaser shall join in the execution of such filings.  The expense of such filings shall be paid solely by the Stockholders.

Section 8.4            Tax Sharing Agreements.  All tax sharing agreements or arrangements among and between any Stockholder and its Affiliates on the one hand and the Company or its Subsidiaries on the one hand, whether or not written, if any, shall be terminated immediately prior to the Closing Date and shall have no continuing force or effect. The Stockholders and the Company or its Subsidiaries shall, unless otherwise directed by Purchaser, terminate any power of attorney granted by or on behalf of the Stockholders or the Company or its Subsidiaries, and any such terminated power of attorney shall have no continuing force or effect after the Closing Date.

Section 8.5            Overlap.  Notwithstanding any other provision of this Agreement, neither the limitations under Section 7.5 (other than those contained in paragraph (e) thereof) nor the procedures under Section 7.6 shall apply to claims arising under this Article VIII. To the extent of any inconsistency between this Article VIII and Article VII, this Article VIII shall control as to Tax matters.

ARTICLE IX

TERMINATION OF AGREEMENT

Section 9.1             Termination – General.  This Agreement may be terminated, and the transactions contemplated by this Agreement may be abandoned, at any time prior to the Closing by:

(a)           the mutual written agreement of the Stockholders’ Representative and Purchaser;

(b)         either the Stockholders’ Representative or Purchaser if any court of competent jurisdiction or other Governmental Authority shall have issued a statute, rule, regulation, order, decree or injunction or taken any other action restraining, enjoining or otherwise prohibiting all or any portion of the transactions contemplated by this Agreement and such statute, rule, regulation, order, decree or injunction or other action shall have become final and nonappealable; provided, however, that the Party seeking to terminate this Agreement pursuant to this Section 9.1(b) shall have performed in all material respects its obligations under this Agreement at the time of such termination;

(c)          either the Stockholders’ Representative or Purchaser (but only so long as the Stockholders or Purchaser, as applicable, is not in material breach of its obligations under this Agreement at such time), in the event of a material breach by the non-terminating Party of any representation, warranty, covenant or agreement contained in this Agreement, which breach (i) cannot be or has not been cured by such non-terminating Party within twenty (20) Business Days following written notification thereof by the terminating Party or (ii) would entitle the terminating Party not to consummate the transactions contemplated hereby under Article VI; or

(d)          either Purchaser or the Stockholders’ Representative if the Closing shall not have been consummated on or before the Termination Date; provided, however, that this Agreement shall not be terminated pursuant to this Section 9.1(d) by any Party whose breach of any of its obligations under this Agreement in any material respect results in the failure of the Closing to be consummated prior to the Termination Date; and provided, further, that if, as of the Termination Date, all of the conditions to the obligations of the respective Parties under this Agreement (other than those that are to be satisfied by action taken at Closing) have been satisfied or waived, other than the approvals required by the Domiciliary Regulator as described in Section 5.3(d), then Purchaser or the Stockholders may by written notice to the other Parties extend the Termination Date to the date six (6) calendar months from the Termination Date.

Section 9.2            Termination – Due Diligence.  This Agreement may be terminated, and the transactions contemplated by this Agreement may be abandoned, no later than seventy-five (75) days after the date of this Agreement, upon written notice from Purchaser to Stockholders’ Representative given no later than 5:00 pm eastern time on the 75th day following the date of this Agreement, if (i) Purchaser shall not have completed its due diligence review of the Company, its Subsidiaries and the Business to its sole satisfaction, (ii) Purchaser determines in Purchaser’s sole discretion that the business, results of operations, condition (financial or otherwise) or assets of the Company or its Subsidiaries are not satisfactory or will not become satisfactory before the Closing Date, or (iii) Standard General L.P. shall have terminated the Commitment Letter.  In the event that Purchaser does not give notice as required under this Section 9.2, Purchaser shall be deemed to have waived its right to terminate pursuant to this Section 9.2. If this Agreement is terminated pursuant to this Section 9.2, this Agreement will forthwith become null and void, and have no further effect, without any liability on the part of any Party hereto or its Affiliates or Representatives, and to the fullest extent provided by law, each Party hereto and its Affiliates and Representatives hereby waive any and all rights to sue and all other rights and remedies at law and in equity with respect to the transactions contemplated by, and under the provisions of, this Agreement, other than all rights and remedies at law and in equity with respect to the provisions of this Section 9.2, Section 5.2(a) and Article X hereof (excluding Section 10.10 except with respect to the enforcement of provisions of Section 5.2(a)).

Section 9.3         Effect of Termination.  If this Agreement is validly terminated pursuant to Section 5.4(c) or Section 9.1, this Agreement will forthwith become null and void, and have no further effect, without any liability on the part of any Party hereto or its Affiliates or Representatives, other than (i) the provisions of this Section 9.3, Section 5.2(a) and Article X hereof, and (ii) all rights and remedies at law and in equity based on any Party’s intentionally fraudulent or criminal misconduct.  If this Agreement is validly terminated pursuant to Section 9.1(c), the defaulting/non-terminating Party shall reimburse the terminating/non-defaulting Party for such actual and documented third party out-of-pocket costs and expenses relating to the transactions contemplated by this Agreement, but in no event exceeding $300,000 in the aggregate.  For purposes of this Section 9.3, a written statement from a third party setting forth the aggregate amount of such costs and expenses shall be sufficient documentation.  Payment to or from the Stockholders under this Section 9.3 shall be several, not joint, and based on their Pro Rata Percentages.

ARTICLE X

MISCELLANEOUS

Section 10.1         Notices.  All notices, requests, consents, waivers, demands and other communications under this Agreement shall be in writing and will be deemed to have been duly given (a) when delivered by hand (with written confirmation of receipt); (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); (c) on the date sent by e-mail of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next Business Day if sent after normal business hours of the recipient or (d) on the third (3rd) day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid.  Such communications must be sent to the respective Parties at the following addresses or email addresses (or at such other addresses or email addresses for a Party as shall be specified by the notice given in accordance with this Section 10.1):

If to WT or the Stockholders’ Representative:

WT Holdings, Inc.
510 S. Mendenhall Rd., Suite 200
Memphis, TN  38117
Attn: Charles Slatery
Email: cslatery@nfcinvestments.com

With a copy (which shall not constitute notice) to:

Wyatt, Tarrant & Combs, LLP
Triad Centre III
6070 Poplar Avenue, Suite 300
Memphis, TN 38119
Attn: Lee A. Harkavy
Electronic Mail:  lharkavy@wyattfirm.com

If to Hart, to:

Penny Hart
200 East End Avenue
Apt. 12 APE, NY, NY 10128
Email: pennyhart@aol.com

With a copy (which shall not constitute notice) to:

Len Breslow, Esq.
Breslow & Walker, LLP
100 Jericho Quadrangle, Suite 230
Jericho, NY 11753
Email:  lbreslow@breslowwalker.com

If to Purchaser:

Standard Diversified Inc.
767 Fifth Avenue, 12th FL
New York, NY  10153
E-mail: bradtobin@STANDIV.COM
Attention: Bradford A. Tobin

With a copy (which shall not constitute notice) to:

James V. Hatem, Esq.
Nixon Peabody LLP
100 Summer Street
Boston, Massachusetts 02110-2131
E-mail:  jhatem@nixonpeabody.com

and

Justin W. Chairman
Morgan, Lewis & Bockius LLP
1701 Market Street
Philadelphia, PA 19103-2921
E-mail: justin.chairman@morganlewis.com

Section 10.2          Entire Agreement.  This Agreement, the Exhibits and Schedules hereto, the Confidentiality Agreement and the Transaction Documents supersede all prior and contemporaneous discussions and agreements, both written and oral, among the Parties with respect to the subject matter of this Agreement and the other Transaction Documents and constitute the sole and entire agreement among the Parties to this Agreement with respect to the subject matter of this Agreement, and supersedes all prior and contemporaneous agreements and understandings, written or oral, with respect to the subject matter hereof.

Section 10.3          Expenses.  Except as otherwise expressly provided in this Agreement (or as between the Stockholders, any other agreement to which they are parties), whether or not the transactions contemplated by this Agreement are consummated, each Party will pay its own costs and expenses incurred in connection with the negotiation, execution and closing of this Agreement and the other Transaction Documents and the transactions contemplated by this Agreement and the other Transaction Documents.

Section 10.4          Waiver.  Any term or condition of this Agreement may be waived at any time by the Party that is entitled to the benefit thereof, but no such waiver shall be effective unless set forth in a written instrument duly executed by or on behalf of the Party waiving such term or condition.  No waiver by any Party of any term or condition of this Agreement, in any one or more instances, shall be deemed to be or construed as a waiver (a) of the same or any other term or condition of this Agreement on any future occasion or (b) in respect of any failure, breach or default not expressly identified by such written waiver, whether of a similar or different character, and whether occurring before or after that waiver.  No failure to exercise, or delay in exercising, any right, remedy, power or privilege arising from this Agreement shall operate or be construed as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege.

Section 10.5          Amendment.  This Agreement may be amended, supplemented or modified only by a written instrument duly executed by or on behalf of Purchaser and the Stockholders.

Section 10.6         No Third Party Beneficiary.  Except for the rights of Purchaser Indemnified Parties and the Stockholders Indemnified Parties pursuant to Articles VII and VIII and such directors, officer and other Person as provided for in Section 5.12, as to which they are express third-party beneficiaries, and except as otherwise provided in Section 10.14, the terms and provisions of this Agreement are intended solely for the benefit of each Party hereto and their respective heirs, executors, personal representatives, successors or permitted assigns, and it is not the intention of the Parties to confer third-party beneficiary rights upon any other Person other than any Person entitled to indemnity under Article VII or Section 5.12 or as otherwise provided in Section 10.14.

Section 10.7         Assignment; Binding Effect.  Neither this Agreement nor any right, interest or obligation under this Agreement may be assigned by any Party to this Agreement by operation of law (other than, in the case of an individual Stockholder, as a result of death) or otherwise without the prior written consent of the other Parties to this Agreement and any attempt to do so will be void.  Subject to the foregoing, this Agreement is binding upon, inures to the benefit of and is enforceable by the Parties to this Agreement and their respective heirs, executors, personal representatives, successors and assigns.

Section 10.8         CONSENT TO JURISDICTION AND SERVICE OF PROCESS.  EACH PARTY HEREBY IRREVOCABLY SUBMITS TO THE EXCLUSIVE JURISDICTION OF THE UNITED STATES DISTRICT COURT FOR THE SOUTHERN DISTRICT OF NEW YORK OR ANY COURT OF THE STATE OF NEW YORK LOCATED IN THE COUNTY OF NEW YORK IN RESPECT OF ANY ACTION ARISING IN CONNECTION WITH THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY, AND AGREES THAT ANY SUCH ACTION SHALL BE BROUGHT ONLY IN SUCH COURT (AND WAIVES ANY OBJECTION BASED ON FORUM NON CONVENIENS OR ANY OTHER OBJECTION TO VENUE THEREIN); PROVIDED, HOWEVER, THAT SUCH CONSENT TO JURISDICTION IS SOLELY FOR THE PURPOSE REFERRED TO IN THIS SECTION 10.8 AND SHALL NOT BE DEEMED TO BE A GENERAL SUBMISSION TO THE JURISDICTION OF SAID COURTS OR IN THE STATE OF NEW YORK OTHER THAN FOR SUCH PURPOSE.  Any and all process may be served in any Action arising in connection with this Agreement by complying with the provisions of Section 10.1.  Such service of process shall have the same effect as if the Party being served were a resident in the State of New York and had been lawfully served with such process in such jurisdiction.  The Parties hereby waive all claims of error by reason of such service.  Nothing herein shall affect the right of any Party to service process in any other manner permitted by law or to commence legal proceedings or otherwise proceed against the other in any other jurisdiction to enforce judgments or rulings of the aforementioned courts.

Section 10.9          Waiver.

(a)        THE PARTIES TO THIS AGREEMENT EXPRESSLY WAIVE AND FOREGO ANY RIGHT TO RECOVER ANY DAMAGES OR LOSSES THAT ARE EXEMPLARY, IN THE NATURE OF LOST PROFITS, DIMINUTION IN THE VALUE OF PROPERTY, SPECIAL OR PUNITIVE OR OTHERWISE NOT ACTUAL DAMAGES IN ANY ARBITRATION, LAWSUIT, LITIGATION OR PROCEEDING ARISING OUT OF OR RESULTING FROM ANY CONTROVERSY OR CLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY (EXCEPT WITH RESPECT TO THE EXTENT OWED TO A THIRD PARTY IN RESPECT OF A THIRD PARTY CLAIM).

(b)          EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY OR CLAIM WHICH MAY ARISE OUT OF OR RELATE TO THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

(c)         EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE SUCH WAIVER; (ii) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVER; (iii) IT MAKES SUCH WAIVER VOLUNTARILY; AND (iv) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.9.

Section 10.10        Specific Performance.  The Parties hereto agree that if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, irreparable damage would occur, no adequate remedy at law would exist and damages would be difficult to determine, and that the Parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or equity.

Section 10.11        Invalid Provisions.  If any provision of this Agreement is held to be illegal, invalid or unenforceable under any present or future law, and if the rights or obligations of any Party will not be materially and adversely affected thereby, (a) such provision will be fully severable; (b) this Agreement will be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part hereof; (c) the remaining provisions of this Agreement will remain in full force and effect and will not be affected by the illegal, invalid or unenforceable provision or by its severance herefrom; and (d) in lieu of such illegal, invalid or unenforceable provision, there will be added automatically as a part of this Agreement a legal, valid and enforceable provision as similar in terms to such illegal, invalid or unenforceable provision as may be possible.

Section 10.12        Governing Law.  THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD FOR THE CONFLICTS OF LAWS PRINCIPLES THEREOF.

Section 10.13        Counterparts.  This Agreement may be executed in any number of counterparts, all of which will constitute one and the same instrument.  Each Party may deliver its executed counterpart by electronic mail, and such delivery shall have the same legal effect as hand delivery of an originally executed counterpart.

Section 10.14        Conflict Waiver; Attorney-Client Privilege.

(a)           Each of the Parties hereto acknowledges and agrees, on its own behalf and on behalf of its directors, shareholders, partners, officers, employees and Affiliates, that:

(i)          Wyatt, Tarrant & Combs, LLP has acted as counsel to WT and its Affiliates (individually and collectively, the “WT Group”) and the Company and its Subsidiaries, and Breslow & Walker, LLP has acted as counsel to Hart, in connection with the negotiation, preparation, execution and delivery of this Agreement and the consummation of the transactions contemplated hereby. Purchaser agrees, and shall cause the Company and its Subsidiaries to agree, that, following consummation of the transactions contemplated hereby, such representation and any prior representation of the Company or its Subsidiaries by Wyatt, Tarrant & Combs, LLP or Breslow & Walker, LLP  (or any successor) (each a “Stockholders’ Group Law Firm”) shall not preclude any Stockholders’ Group Law Firm from serving as counsel to the any of the WT Group or any director, shareholder, partner, officer or employee of any of the WT Group, or Hart in connection with any litigation, claim or obligation arising out of or relating to this Agreement or the transactions contemplated hereby.

(ii)         Purchaser shall not, and shall cause the Company and its Subsidiaries not to, seek or have a Stockholders’ Group Law Firm disqualified from any such representation based upon the prior representation of the Company or its Subsidiaries by a Stockholders’ Group Law Firm. Each of the Parties hereto hereby consents thereto and waives any conflict of interest arising from such prior representation, and each of such Parties shall cause any of its Affiliates to consent to waive any conflict of interest arising from such representation. Each of the Parties acknowledges that such consent and waiver is voluntary, that it has been carefully considered, and that the Parties have consulted with counsel or have been advised they should do so in connection herewith. The covenants, consent and waiver contained in this Section 10.14 shall not be deemed exclusive of any other rights to which a Stockholders’ Group Law Firm is entitled whether pursuant to law, contract or otherwise.

(b)         All communications between any of the WT Group. Hart, or the Company and its Subsidiaries, on the one hand, and a Stockholders’ Group Law Firm, on the other hand, relating to the negotiation, preparation, execution and delivery of this Agreement and the consummation of the transactions contemplated hereby (the “Privileged Communications”) shall be deemed to be attorney-client privileged and the expectation of client confidence relating thereto shall belong solely to the WT Group or Hart, as applicable, and shall not pass to or be claimed by Purchaser or the Company or its Subsidiaries. Accordingly, Purchaser and the Company and its Subsidiaries shall not have access to any Privileged Communications or to the files of a Stockholders’ Group Law Firm relating to such engagement from and after Closing. Without limiting the generality of the foregoing, from and after the Closing, (i) the WT Group or Hart, as applicable, (and not Purchaser or the Company or its Subsidiaries) shall be the sole holders of the attorney-client privilege with respect to such engagement, and none of Purchaser or the Company or its Subsidiaries shall be a holder thereof, (ii) to the extent that files of a Stockholders’ Group Law Firm in respect of such engagement constitute property of the client, only the WT Group or Hart, as applicable, (and not Purchaser nor the Company nor its Subsidiaries) shall hold such property rights and (iii) a Stockholders’ Group Law Firm shall have no duty whatsoever to reveal or disclose any such attorney-client communications or files to Purchaser or the Company or its Subsidiaries by reason of any attorney-client relationship between such Stockholders’ Group Law Firm and the Company or its Subsidiaries or otherwise. Notwithstanding the foregoing, in the event that a dispute arises between Purchaser or its Affiliates (including the Company and its Subsidiaries), on the one hand, and a third party other than any of the WT Group or Hart, on the other hand, Purchaser and its Affiliates (including the Company and its Subsidiaries) may assert the attorney-client privilege to prevent disclosure of confidential communications to such third party; provided, however, that neither Purchaser nor any of its Affiliates (including the Company and its Subsidiaries) may waive such privilege without the prior written consent of the WT Group or Hart, as applicable, which consent shall not be unreasonably withheld, conditioned or delayed. In the event that Purchaser or any of its Affiliates (including the Company and its Subsidiaries) is legally required by order of any Governmental Authority or otherwise legally required to access or obtain a copy of all or a portion of the Privileged Communications, to the extent (x) permitted by applicable Law, and (y) advisable in the opinion of Purchaser’s counsel, then Purchaser shall immediately (and, in any event, within five (5) Business Days) notify applicable Stockholder in writing so that the WT Group or Hart can seek a protective order.

(c)           This Section 10.14 is intended for the benefit of, and shall be enforceable by, any Stockholders’ Group Law Firm. This Section 10.14 shall be irrevocable, and no term of this Section 10.14 may be amended, waived or modified, without the prior written consent of the applicable Stockholders’ Group Law Firm.

[Signature Pages Follows]

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first above written.

PURCHASER:

STANDARD DIVERSIFIED INC.

By:	/s/ Ian Estus
Ian Estus, CEO

STOCKHOLDERS:

WT HOLDINGS, INC.

By:	/s/ Charles K. Slatery
Charles K. Slatery, CEO and President

/s/ Penny Fern Hart
Penny Fern Hart

STOCKHOLDERS’ REPRESENTATIVE:

WT HOLDINGS, INC.
not in its individual capacity, but as the Stockholders’ Representative pursuant to Section 5.15 of this Agreement

By:	/s/ Charles K. Slatery
Charles K. Slatery, CEO and President

[Signature Page to Stock Purchase Agreement]

Exhibit A

knowledge of the Stockholders

Penny Fern Hart

Charles K. Slatery

Emmel B. Golden III

Rick Goodman

Debbie Collazo

Exhibit B

Certificate of Designation

CERTIFICATE OF DESIGNATION

OF

SERIES A CONVERTIBLE REDEEMABLE PREFERRED STOCK

OF

STANDARD DIVERSIFIED INC.

Pursuant to Section 151

of the General Corporation Law of

the State of Delaware

The undersigned, Ian Estus, hereby certifies that:

I.            He is the duly elected and acting President and Chief Executive Officer of Standard Diversified Inc., a Delaware corporation (the “Company”).

II.           The Sixth Amended and Restated Certificate of Incorporation of the Company (the “Certificate of Incorporation”) authorizes Fifty Million (50,000,000) shares of preferred stock, par value $0.01 per share.

III.         The following is a true and correct copy of the resolutions duly adopted by the Board of Directors of the Company (the “Board of Directors”) at a meeting on ___________, 20__, which constituted all requisite actions on the part of the Company with respect to the authorization of the filing of this Certificate of Designation (this “Certificate of Designation”).

RESOLUTIONS

WHEREAS, the Board of Directors is authorized to provide for the issuance from time to time of the shares of preferred stock in one or more series and, by filing a certificate pursuant to the applicable law of the State of Delaware, to establish from time to time the number of shares to be included in each such series, and to fix the designations, powers (including voting powers), preferences, terms, conditions, privileges and other rights, if any, of the shares of each such series and any qualifications, limitations or restrictions thereof; and

WHEREAS, the Board of Directors desires, pursuant to its authority as aforesaid, to designate a new series of preferred stock, set the number of shares constituting such series and fix the designations, powers, preferences, terms, conditions, privileges and other rights of the shares of such series and the qualifications, limitations or restrictions thereof.

NOW, THEREFORE, BE IT RESOLVED, that the Board of Directors hereby designates a new series of preferred stock and the number of shares constituting such series and the designations, powers, preferences, terms, conditions, privileges and other rights of the shares of such series and the qualifications, limitations or restrictions thereof as follows:

1.            Designation and Number.  The shares of such series shall be designated as the Series A Convertible Redeemable Preferred Stock, par value $0.01 per share (the “Series A Preferred Stock”).  The number of shares initially constituting the Series A Preferred Stock shall be ___________ (________).

2.           Priority.  The Series A Preferred Stock shall, with respect to dividend rights and rights on liquidation, winding up or dissolution, whether voluntary or involuntary, rank (i) on a parity with any other series of preferred stock established hereafter by the Board of Directors, the terms of which shall specifically provide that such series shall rank on parity with the Series A Preferred Stock with respect to dividend rights and rights on liquidation, winding up or dissolution (all of such series of preferred stock to which the Series A Preferred Stock ranks on a parity are at all times collectively referred to as “Parity Securities”), (ii) junior to any series of preferred stock established hereafter by the Board of Directors (subject to the voting and protective provisions, if applicable, set forth in Section 5), the terms of which shall specifically provide that such series shall rank senior to the Series A Preferred Stock with respect to dividend rights and rights on liquidation, winding up or dissolution (all of such series of preferred stock to which the Series A Preferred Stock ranks junior are at times collectively referred to herein as the “Senior Securities”), and (iii) senior to the Company’s Class A Common Stock, $0.01 par value per share (the “Class A Common Stock”) and the Company’s Class B Common Stock, $0.01 par value per share (the “Class B Common Stock”, together with the Class A Common Stock, the “Common Stock”), and, subject to clauses (i) and (ii) hereof, any other capital stock or equity securities of the Company, with respect to dividend rights and rights on liquidation, winding up or dissolution (all of such capital stock or other equity securities of the Company to which the Series A Preferred Stock ranks senior, including the Common Stock, are at times collectively referred to herein as the “Junior Securities”).

3.            Dividends.

(a)           From and after the Issue Date and so long as shares of the Series A Preferred Stock remain outstanding, cumulative dividends shall accrue on the outstanding shares of Series A Preferred Stock at the annual rate (the “Rate”) of six percent (6.0%) of the Accrued Value, except to the extent otherwise provided below.  Dividends on Series A Preferred Stock shall accrue on each share beginning on the date of issuance, shall be payable in equal semi-annual payments on each ________ and _________ (each, a “Dividend Payment Date”) for the six (6) months or, in the case of the six-month period in which such share is issued, portion of the six (6) months, then ended, and shall be cumulative and shall accrue, whether or not earned or declared, and whether or not there are funds available therefor, from and after the date of issuance of such share.  Accumulated and unpaid dividends shall compound semi-annually from the applicable Dividend Payment Date, whether or not declared by the Board, and shall remain accumulated, compounding dividends until paid at the Rate.  All compounding or accruing of dividends shall be on the basis of a 360-day year of twelve 30-day months.  Payment by the Company of dividends on the Series A Preferred Stock shall be mandatory and the Board of Directors of the Company shall take all necessary action to cause the Company to promptly pay such dividends subject, in each case, to restrictions set forth in the Delaware General Corporation Law. Dividends payable on the Series A Preferred Stock shall be payable fifty percent (50%) in cash and fifty percent (50%) in fully-paid and non-assessable shares of Series A Preferred Stock.  Notwithstanding the foregoing, the Company will have a one-time only option, upon prior notice to the holders of Series A Preferred Stock, to elect to pay the dividends on the Series A Preferred Stock at any Dividend Payment Date and for up to the immediately succeeding three (3) Dividend Payment Dates (i.e., for up to one twenty-four (24) consecutive month period only) one hundred percent (100%) in fully-paid and non-assessable shares of Series A Preferred Stock; provided, however, that the Rate during such entire twenty-four (24) month period at which cumulative dividends shall accrue on the outstanding shares of Series A Preferred Stock shall be ten percent (10.0%) of the Accrued Value.  With respect to the dividends paid in Series A Preferred Stock, the number of shares of Series A Preferred Stock shall be based on the amount of such dividends divided by the Original Purchase Price and each share of Series A Preferred Stock issued in payment of such dividends shall be deemed to have a value equal to the then effective Liquidation Preference (as defined in Section 4) of the Series A Preferred Stock.  The Company warrants that all Series A Preferred Stock issued in such manner will be duly authorized and issued and fully paid and non‑assessable upon issue by the Company and free from any taxes that may be payable upon issuance of the Series A Preferred Stock.  Fractions of shares of Series A Preferred Stock shall be issuable in connection with any such issuance of Series A Preferred Stock for the purpose of causing to be paid in full all of the dividends to be paid by the issuance thereof.  On any Dividend Payment Date on which shares of Series A Preferred Stock are to be so issued, the Company shall issue and deliver to the holders of the shares of Series A Preferred Stock to be so issued a certificate or certificates for the number of additional shares of Series A Preferred Stock to be so issued.  The issue of such certificates for Series A Preferred Stock shall be made without charge to the recipient thereof.  In the event that the Company does not have a sufficient number of shares of Series A Preferred Stock authorized and unissued to effect the payment of such dividend by the issuance of additional shares of Series A Preferred Stock, such dividend shall cumulate and compound as provided above.  Any payment made by the Company on the unpaid cumulative dividends, if less than the total amount of such dividends, shall be applied first to those dividends which have been accrued for the longest time.  No interest, or sum of money in lieu of interest, shall be payable in respect of any dividend payment or payments on the Preferred Stock which may be in arrears.

(b)          The Board of Directors may fix a record date for the determination of holders of shares of the Series A Preferred Stock entitled to receive payment of a dividend declared thereon, which record date shall be no more than sixty (60) days and no less than ten (10) days prior to the date fixed for the payment thereof.

4.           Liquidation, Dissolution or Winding Up.

(a)          In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or any Deemed Liquidation Event (each, a “Liquidation Event”), the holders of shares of Series A Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Company available for distribution to its stockholders, pari passu with any Parity Securities and before any payment shall be made to any of the holders of any of the Junior Stock by reason of their ownership thereof, an amount (the “Liquidation Preference”) in cash per share of Series A Preferred Stock equal to the Original Purchase Price plus all accrued and unpaid dividends thereon pursuant to Section 3(a) (and if applicable, any accrued and unpaid default interest or other amounts owed pursuant to Section 7(e)).  If upon any such Liquidation Event, the remaining assets of the Company available for distribution to the Company’s stockholders shall be insufficient to pay the holders of shares of the Series A Preferred Stock and any Parity Securities the full amount to which they shall be entitled pursuant to this Section 4(a), the holders of shares of Series A Preferred Stock and any Parity Securities shall share ratably in any distribution of the remaining assets and funds of the Company in proportion to the respective amounts which would otherwise be payable in respect of such shares of Series A Preferred Stock and any Parity Securities held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full and the Company shall not make or agree to make any payments to the holders of Junior Securities.

(b)           After the payment of all preferential amounts required to be paid to the holders of any class or series of stock of the Company ranking on liquidation prior to and in preference to the Common Stock (including, for the avoidance of doubt, the Series A Preferred Stock), upon any such Liquidation Event, the remaining assets and funds of the Company available for distribution to its stockholders shall be distributed ratably among the holders of shares of Common Stock.

(c)           If the amount to be distributed to the holders of Series A Preferred Stock upon any Liquidation Event shall be other than cash, the fair market value of the property, rights, or securities distributed to such holders shall be determined in good faith by the Board of Directors and mutually agreed to in good faith by the holders of Series A Preferred Stock. The holders of shares of Series A Preferred Stock shall share ratably in any distribution pursuant to this Section 4, whether in cash, amounts other than cash or a combination of both.

(d)          The Company shall mail written notice of a Liquidation Event to each holder of record of Series A Preferred Stock at least ten (10) days prior to the date for payment or distribution to shareholders stated in the Company’s notice.

(e)           Any (i) sale, lease, exclusive license, exchange, conveyance or other disposition of all or substantially all of the assets of the Company or a Subsidiary of the  Company constituting twenty-five percent (25%)  of the total assets of the Company on a consolidated basis, (ii) consolidation or merger of the Company or a Subsidiary of the Company constituting twenty-five percent (25%) of the total assets of the Company on a consolidated basis, or any other corporate reorganization, in which the stockholders of the Company immediately prior to such consolidation, merger or reorganization, directly or indirectly own less than fifty percent (50%) of the voting power of the surviving entity immediately after such consolidation, merger or reorganization or (iii) any transaction or series of related transactions to which the Company is a party in which in excess of fifty percent (50%) of the Company’s voting power is transferred (each a “Deemed Liquidation Event”) shall be deemed to be a Liquidation Event for purposes of this Section 4; provided that a Deemed Liquidation Event shall not include any transaction (y) where the holders of at least eighty-five percent (85%) of the Series A Preferred Stock, voting as a separate series affirmatively elect and determine that any such transaction shall not be considered a Deemed Liquidation Event or (z) that involves only a change in the state of incorporation of the Company or any Subsidiary of the Company.

5.          Voting and Protective Provisions. Except as otherwise required by law or set forth herein, the holders of Series A Preferred Stock shall have no voting rights. Subject to applicable law, the Company shall not (in each case whether by amendment, merger, consolidation or otherwise), without first having obtained the affirmative vote or written consent of the holders of at least eighty-five percent (85%) of the outstanding Series A Preferred Stock, voting as a separate class:

(a)           Amend, alter or change the rights, preferences and privileges of the Series A Preferred Stock;

(b)           Amend, alter or repeal any provision of this Certificate of Designation, or amend, alter or repeal any provision of the Company’s By-laws or Certificate of Incorporation that might have the effect of amending, altering or repealing any provision of this Certificate of Designation; or

(c)           During such time that the Total Consolidated Debt of the Company is greater than fifty percent (50%) of the TPB Stock Value and for six (6) months following any such period of time, take any of the following actions:

(i)           Increase or decrease the number of shares of Series A Preferred Stock (other than as contemplated in Section 3(a)) or the designated number of shares of Series A Preferred Stock;

(ii)          Redeem, repurchase or otherwise acquire, or set aside any sums for the redemption, repurchase or other acquisition of, any capital stock or options to purchase capital stock of the Company, or any obligations or securities convertible into shares of capital stock (other than (A) the redemption of the Series A Preferred Stock pursuant to Section 7  or (B) the repurchase of shares of stock from employees, consultants and advisors pursuant to agreements which permit the Company to repurchase such shares at cost or, if lower, fair market value, as such agreement may provide therein, upon termination of services to the Company or in exercise of the Company’s right of first refusal upon a proposed transfer);

(iii)         Authorize or designate (whether by reclassification or otherwise) or issue any new class or series of capital stock of the Company or any obligations or securities convertible into equity securities of the Company having relative rights or preferences superior to or on a parity with the Series A Preferred Stock with respect to voting, dividends, conversion, anti-dilution or liquidation preference, or effect an increase in the authorized or designated number of any such new class or series;

(iv)         Declare or pay a dividend or other distribution on the Common Stock or on any other class or series of capital stock (other than the Series A Preferred Stock), or any other action that results in a dividend or other distribution on the Common Stock or on any other class or series of capital stock (other than the Series A Preferred Stock); or

(v)          Pledge, hypothecate or create any lien, security interest in or encumbrance on assets of the Company or any of its Subsidiaries in the aggregate in excess of $50,000,000, or incur any Indebtedness obligation in excess of $5,000,000 individually.

6.           Conversion.  The Series A Preferred Stock shall be convertible into shares of Class A Common Stock (the “Conversion Rights”) as follows:

(a)           Right to Convert; Mandatory Conversion.  Each share of Series A Preferred Stock shall be convertible (i) at the option of the holder thereof, at any time and from time to time on or after the Issue Date (such conversion, an “Optional Conversion”), (ii) at the option of the Company, at any time after the Price-Based Mandatory Conversion Conditions (as defined below) have been satisfied, and from time to time thereafter (such conversion, a “Price-Based Mandatory Conversion”) and (iii) at the option of the Company, at any time after the Transaction-Based Mandatory Conversion Conditions (as defined below) have been satisfied, and from time to time thereafter (such conversion, a “Transaction-Based Mandatory Conversion” and, together with a Price-Based Mandatory Conversion, a “Mandatory Conversion”), and in each case without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Class A Common Stock as is determined by dividing (a) the sum of (1) (X) the Original Purchase Price, in the case of a Price-Based Mandatory Conversion or (Y) the Adjusted Purchase Price, in the case of a Transaction-Based Mandatory Conversion plus (2) all accrued and unpaid dividends thereon, by (b) the Conversion Price (as defined below) in effect at the time of conversion (as so determined, the “Conversion Shares”).  The “Price-Based Mandatory Conversion Conditions” shall be satisfied if and when: (x) the Common Stock Closing Price shall, for any twenty (20) Trading Days in any period of thirty (30) consecutive Trading Days, be equal to or greater than the Hurdle Price on each such Trading Day, and (y) concurrent with the Price-Based Mandatory Conversion, the Company consummates a Qualifying Offering (including the receipt of funds for all shares sold in such offering).   The “Transaction-Based Mandatory Conversion Conditions” shall be satisfied if and when (A) the Company enters into a binding definitive agreement to consummate a transaction or series of transactions involving the Company and one or more of its Subsidiaries in which stockholders of the Company immediately prior to such transaction(s) receive interests in the entities resulting from such transaction(s) and (B) the closing of such transaction or transactions actually occurs; provided, that the effectiveness of the Transaction-Based Mandatory Conversion shall be immediately prior to such closing.

(b)           Conversion Price.  The “Conversion Price” shall initially be equal to an amount equal to one hundred twenty percent (120%) of the 30-day Trailing VWAP, determined as of the Issue Date.  The Conversion Price shall be subject to adjustment as provided otherwise in this Section 6.

In the event of a notice of redemption of any shares of Series A Preferred Stock pursuant to Section 7 hereof, the Conversion Rights of the shares designated for redemption shall terminate at the close of business on the date fixed for redemption, unless the Applicable Redemption Price (as defined below) is not paid on such redemption date, in which case the Conversion Rights for such shares shall continue until such price is paid in full.

(c)           Fractional Shares.  No fractional shares of Class A Common Stock shall be issued upon conversion of the Series A Preferred Stock.  In lieu of any fractional shares to which the holder would otherwise be entitled, the Company shall pay cash equal to such fraction multiplied by the then effective Conversion Price.

(d)           Mechanics of Conversion.

(i)          (A) If a holder of Series A Preferred Stock elects to effect an Optional Conversion, such holder shall give written notice to the Company of such holder’s election to convert a stated number of shares of Series A Preferred Stock into shares of Class A Common Stock, at the Conversion Price then in effect, which notice shall be accompanied by the certificate or certificates representing such shares of Series A Preferred Stock that shall be converted into Class A Common Stock. The notice shall also contain a statement of the name or names in which the certificate or certificates for Class A Common Stock shall be issued. If required by the Company, certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form reasonably satisfactory to the Company, duly executed by the registered holder or his or its attorney duly authorized in writing.  The date of receipt of such certificates and notice by the transfer agent (or by the Company if the Company serves as its own transfer agent) shall be the conversion date (in the case of an Optional Conversion, the “Conversion Date”).  The Company shall, as soon as practicable after the Conversion Date for an Optional Conversion, issue and deliver at such office to such holder of Series A Preferred Stock, or to his or its nominees, a certificate or certificates for the number of shares of Class A Common Stock to which such holder shall be entitled, together with cash in lieu of any fraction of a share.  On the Conversion Date for an Optional Conversion, each holder of record of shares of Series A Preferred Stock surrendered for conversion shall be deemed to be the holder of record of the Class A Common Stock issuable upon conversion of such Series A Preferred Stock, notwithstanding that the certificates representing such shares of Series A Preferred Stock shall not have been surrendered at the office of the Company, that notice from the Company shall not have been received by any holder of record of shares of such Series A Preferred Stock, or that the certificates evidencing such shares of Class A Common Stock shall not then be actually delivered to such holder.  If the number of shares of Series A Preferred Stock represented by the certificate or certificates surrendered for conversion shall exceed the number of shares to be converted, the Company shall issue and deliver to the person entitled thereto a certificate representing the balance of any unconverted shares of Series A Preferred Stock.  (B) If the Company is permitted to and elects to effect a Mandatory Conversion, all holders of record of shares of Series A Preferred Stock shall be given no less than five (5) business days prior written notice of the date on which such conversion shall occur (in the case of a Mandatory Conversion, the “Conversion Date”).  Such notice also shall specify the place designated for exchanging shares of Series A Preferred Stock for shares of Class A Common Stock.  On or before the Conversion Date for a Mandatory Conversion, each holder of Series A Preferred Stock shall surrender his, her or its certificate or certificates for all such shares to the Company or the transfer agent at the place designated in such notice.  On the Conversion Date for a Mandatory Conversion, all certificates representing shares of Series A Preferred Stock shall be deemed canceled by the Company and no longer outstanding.  As soon as practicable after the Mandatory Conversion shall have been effected, certificates representing the Class A Common Stock issued upon the Mandatory Conversion shall be delivered to those holders who delivered their certificate or certificates to the Company or the designated transfer agent as aforesaid, together with cash in lieu of any fraction of a share.

(ii)          The Company shall at all times when the Series A Preferred Stock shall be outstanding, reserve and keep available out of its authorized but unissued stock, for the purpose of effecting the conversion of the Series A Preferred Stock, such number of its duly authorized shares of Class A Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of Series A Preferred Stock.  Before taking any action which would cause an adjustment reducing the Conversion Price below the then par value of the shares of Class A Common Stock issuable upon conversion of the Series A Preferred Stock, the Company shall take any corporate action which may, in the opinion of its counsel, be necessary in order that the Company may validly and legally issue fully paid and nonassessable shares of Class A Common Stock at such adjusted Conversion Price, as applicable.

(iii)         Upon any such conversion, no adjustment to the Conversion Price shall be made for any accrued but unpaid dividends on the Series A Preferred Stock surrendered for conversion or on the Class A Common Stock delivered upon conversion (but such dividends shall be reflected in the calculation of the number of shares of Class A Common Stock issuable upon such conversion in accordance with Section 6(a)).

(iv)         All shares of Series A Preferred Stock which shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding as of the Conversion Date and all rights with respect to such shares, including the rights, if any, to receive notices and to vote, shall immediately cease and terminate on the Conversion Date, except only the right of the holders thereof to receive shares of Class A Common Stock in exchange therefor and payment of any dividends declared but unpaid on the Series A Common Stock (which such dividends are not accounted for in the calculation of the number of shares of Class A Common Stock issuable in exchange therefor), together with cash in lieu of any fraction of a share.  Any shares of Series A Preferred Stock so converted shall be retired and canceled and shall not be reissued, and the Company (without the need for stockholder action) may from time to time take such appropriate action as may be necessary to reduce the authorized number of shares of Series A Preferred Stock accordingly.

(v)          The Company shall pay any and all issue and other similar taxes that may be payable in respect of any issuance or delivery of shares of Class A Common Stock upon conversion of shares of Series A Preferred Stock pursuant to this Section 6.  The Company shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of shares of Class A Common Stock in a name other than that in which the shares of Series A Preferred Stock so converted were registered, and no such issuance or delivery shall be made unless and until the Person requesting such issuance has paid to the Company the amount of any such tax or has established, to the satisfaction of the Company, that such tax has been paid.

(e)           Adjustment for Stock Splits and Combinations.  If the Company shall at any time or from time to time after the Issue Date effect a subdivision of any of the outstanding Common Stock or combine the outstanding shares of Series A Preferred Stock, the Conversion Price in effect immediately before that subdivision or combination shall be proportionately decreased and the number of Conversion Shares shall be proportionately increased.  If the Company shall at any time or from time to time after the Issue Date combine any of the outstanding shares of Common Stock or effect a subdivision of the outstanding shares of Series A Preferred Stock, the Conversion Price in effect immediately before the combination or subdivision shall be proportionately increased and the number of Conversion Shares shall be proportionately decreased.  Any adjustment under this paragraph shall become effective at the close of business on the date the subdivision or combination becomes effective.

(f)            Adjustment for Certain Dividends and Distributions.  In the event the Company at any time or from time to time after the Issue Date shall make or issue, or fix a record date for the determination of holders of any of the Common Stock (or any other Stock Equivalents with respect to any Common Stock) entitled to receive, a dividend or other distribution payable in additional shares of any of the Common Stock, then and in each such event the Conversion Price in effect immediately before such event shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, by multiplying the Conversion Price, as applicable, then in effect by a fraction:

(1)          the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and

(2)          the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution;

provided, however, that if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter the Conversion Price shall be adjusted pursuant to this paragraph as of the time of actual payment of such dividends or distributions; and provided further, that no such adjustment shall be made if the holders of Series A Preferred Stock simultaneously receive (i) a dividend or other distribution of shares of Class A Common Stock in a number equal to the number of shares of Class A Common Stock as they would have received if all outstanding shares of Series A Preferred Stock had been converted into Class A Common Stock on the date of such event or (ii) a dividend or other distribution of shares of Series A Preferred Stock which are convertible, as of the date of such event, into such number of shares of Class A Common Stock as is equal to the number of additional shares of Common Stock being issued with respect to each share of Common Stock in such dividend or distribution.

(g)           Adjustment for Reclassification, Exchange, or Substitution.  If the Class A Common Stock issuable upon the conversion of the Series A Preferred Stock shall be changed into the same or a different number of shares of any class or classes of stock, whether by capital reorganization, reclassification, or otherwise (other than a subdivision or combination of shares or stock dividend provided for above, or a reorganization, merger, consolidation, or sale of assets provided for below), then and in each such event the holder of each such share of Series A Preferred Stock shall have the right thereafter to convert such share into the kind and amount of shares of stock and other securities and property receivable, upon such reorganization, reclassification, or other change, by holders of the number of shares of Class A Common Stock into which such shares of Series A Preferred Stock might have been converted immediately prior to such reorganization, reclassification, or change, all subject to further adjustment as provided herein.

(h)           Adjustment for Merger or Reorganization, etc.  If there shall occur any reorganization, recapitalization, reclassification, consolidation or merger involving the Company in which the Common Stock (but not the Series A Preferred Stock) is converted into or exchanged for securities, cash or other property (other than a transaction covered by paragraphs (e), (f) or (g) of this Section 6 or a transaction in which a Transaction-Based Mandatory Conversion has occurred), then, following any such reorganization, recapitalization, reclassification, consolidation or merger, each share of Series A Preferred Stock shall be convertible into the kind and amount of securities, cash or other property which a holder of the number of shares of Class A Common Stock of the Company issuable upon conversion of one share of Series A Preferred Stock immediately prior to such reorganization, recapitalization, reclassification, consolidation or merger would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as determined in good faith by the Board of Directors) shall be made in the application of the provisions in this Section 6 with respect to the rights and interests thereafter of the holders of the Series A Preferred Stock to the end that the provisions set forth in this Section 6 (including provisions with respect to changes in and other adjustments of the Conversion Price, as applicable) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of the Series A Preferred Stock. The provisions of this Section 6(h) shall similarly apply to successive reorganizations, reclassifications, consolidations, mergers, sales or similar transactions.  The Company shall not affect any such reorganization, reclassification, consolidation, merger, sale or similar transaction unless, prior to the consummation thereof, the successor person (if other than the Company) resulting from such transaction, shall assume, by written instrument in form and substance satisfactory to the holder of the shares of Series A Preferred Stock, the obligation to deliver to the holders of the shares of Series A Preferred Stock such shares of stock, securities or assets which, in accordance with the foregoing provisions, such holders shall be entitled to receive upon conversion of the Series A Preferred Stock. Notwithstanding anything to the contrary contained herein with respect to any corporate event or other transaction contemplated by the provisions of this Section 6(h), each holder of shares of Series A Preferred Stock shall have the right to elect, prior to the consummation of such event or transaction, to give effect to the provisions of Section 4(a) (if applicable to such event or transaction) hereunder, instead of giving effect to the provisions contained in this Section 6(h) with respect to such holder’s Series A Preferred Stock.

(i)            Issue of Securities Deemed Issue of Additional Shares of Common Stock.  In the event the Company at any time after the Closing Date shall issue any Stock Equivalents (other than Excluded Securities), then the maximum number of shares (as set forth in the instrument relating thereto without regard to any provisions contained therein for a subsequent adjustment of such number) of Common Stock issuable upon the exercise, conversion or exchange of such Stock Equivalents, shall be deemed to be Additional Shares of Common Stock issued as of the time of such issue provided that Additional Shares of Common Stock shall not be deemed to have been issued unless the consideration per share (determined pursuant to Section 6(j)(v) below) of such Additional Shares of Common Stock would be less than seventy-five percent (75%) of the applicable Conversion Price in effect immediately prior to such issue. In any such case in which Additional Shares of Common Stock are deemed to be outstanding:

(i)           Except as provided in clause (ii) below, no further adjustment in the applicable Conversion Price pursuant to Section 6(j) below shall be made upon the subsequent issue of Stock Equivalents or shares of Common Stock upon the exercise, conversion or exchange of such Stock Equivalents;

(ii)          If such Stock Equivalents by their terms provide, with the passage of time or otherwise, for any increase in the consideration payable to the Company, or decrease in the number of shares of Common Stock issuable upon the exercise, conversion or exchange thereof, the applicable Conversion Price computed pursuant to Section 6(j) below upon the original issue thereof, and any subsequent adjustments based thereon, shall, upon any such increase or decrease becoming effective, be recomputed pursuant to Section 6(j) below to reflect such increase or decrease insofar as it affects such Stock Equivalents or the rights of conversion or exchange under such Stock Equivalents;

(iii)         Upon the expiration of any such Stock Equivalents or any rights of conversion or exchange under such Stock Equivalents which shall not have been exercised, the applicable Conversion Price computed pursuant to Section 6(j) below upon the original issue thereof and any subsequent adjustments based thereon, shall, upon such expiration, be recomputed pursuant to Section 6(j) below as if, in the case of Stock Equivalents, only the Additional Shares of Common Stock issued were the shares of Common Stock, if any, actually issued upon the exercise, conversion or exchange of such Stock Equivalents and the consideration received therefor was the consideration actually received by the Company for the issue of all such Stock Equivalents, whether or not exercised, converted or exchanged, plus the consideration actually received by the Company upon such exercise, conversion or exchange.

(iv)         No readjustment pursuant to clause (ii) or (iii) above shall have the effect of increasing the applicable Conversion Price to an amount which exceeds the lower of (a) the applicable Conversion Price on the original adjustment date, or (b) the applicable Conversion Price that would have resulted from any issuance of Additional Shares of Common Stock (except such Additional Shares of Common Stock as to which clause (ii) or (iii) above applies) between the original adjustment date and such readjustment date; and

(v)          In the case of any Stock Equivalents which expire by their terms not more than sixty (60) days after the date of issue thereof, no adjustment of the applicable Conversion Price shall be made until the expiration or exercise of all such Stock Equivalents, whereupon such adjustment shall be made in the same manner provided in clause (iii) above.

(j)            Adjustment Upon Issuance of Additional Shares of Common Stock.

(i)           In the event the Company shall issue Additional Shares of Common Stock (including, without limitation, Additional Shares of Common Stock deemed to be issued pursuant to Section 6(i), without consideration or for a consideration per share less than seventy five percent (75%) of the applicable Conversion Price in effect for the Series A Preferred Stock immediately prior to such issue, then and in such event, the Conversion Price for the Series A Preferred Stock shall be reduced, concurrently with such issue, to a price (calculated to the nearest one-hundredth of a cent) determined in accordance with the following formula:

CP2 = CP1*  (A + B) ÷ (A + C).

For purposes of the foregoing formula, the following definitions shall apply:

(I)          “CP2” shall mean the Conversion Price for the Series A Preferred Stock in effect immediately after such issue of Additional Shares of Common Stock

(II)          “CP1” shall mean the applicable Conversion Price for the Series A Preferred Stock in effect immediately prior to such issue of Additional Shares of Common Stock;

(III)        “A” shall mean the number of shares of Common Stock outstanding immediately prior to such issue of Additional Shares of Common Stock (treating for this purpose as outstanding all shares of Common Stock issuable upon exercise, conversion or exchange of Stock Equivalents (including the Series A Preferred Stock) outstanding immediately prior to such issue (assuming the exercise, conversion and exchange of any outstanding Stock Equivalents therefor);

(IV)        “B” shall mean the number of shares of Common Stock that would have been issued if such Additional Shares of Common Stock had been issued at a price per share equal to CP1 (determined by dividing the aggregate consideration received by the Company in respect of such issue by CP1); and

(V)          “C” shall mean the number of such Additional Shares of Common Stock issued in such transaction.

(ii)          Notwithstanding anything to the contrary contained herein, the applicable Conversion Price in effect at the time Additional Shares of Common Stock are issued or deemed to be issued shall not be reduced pursuant to Section 6(j)(i) hereof at such time if the amount of such reduction would be an amount less than $0.01, but any such amount shall be carried forward and reduction with respect thereto made at the time of and together with any subsequent reduction which, together with such amount and any other amount or amounts so carried forward, shall aggregate $0.01 or more.

(iii)         Intentionally omitted.

(iv)         In the event the Company shall issue on more than one date Additional Shares of Common Stock that are a part of one transaction or a series of related transactions and that would result in an adjustment to an applicable Conversion Price pursuant to the terms of Section 6(j)(i) above, and such issuance dates occur within a period of no more than 180 days from the first such issuance to the final such issuance, then, upon the final such issuance, the applicable Conversion Price shall be readjusted to give effect to all such issuances as if they occurred on the date of the first such issuance (and without giving effect to any additional adjustments as a result of any such subsequent issuances within such period).

(v)          The consideration received by the Company for the issue of any Additional Shares of Common Stock shall be computed as follows:

(1)          Cash and Property.  Such consideration shall:

(i)
Insofar as it consists of cash, be computed, as the aggregate gross amounts of cash received by the Company, not reduced by (i) amounts paid or payable for accrued interest or accrued dividends or (ii) any discounts, commissions or other expenses incurred by the Company for any underwriting or otherwise in connection with the issuance or sale of such Additional Shares of Common Stock;

(ii)	Insofar as it consists of property other than cash, be computed at the fair market value thereof at the time of such issue, as determined in good faith by the Board of Directors; and

(iii)
In the event that Additional Shares of Common Stock are issued together with other shares or securities or other assets of the Company for consideration which covers both, be the proportion of such consideration so received, computed as provided in clauses (i) and (ii) above, as determined in good faith by the Board of Directors.

(2)          Stock Equivalents.  The consideration per share received by the Company for Additional Shares of Common Stock deemed to have been issued pursuant to Section 6(i) above, relating to Stock Equivalents, shall be determined by dividing (I) the total amount, if any, received or receivable by the Company as consideration for the issue of such Stock Equivalents, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Company upon the exercise, conversion or exchange of such Stock Equivalents by (II) the maximum number of shares of Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise, conversion or exchange of such Stock Equivalents.

(k)            Certificate as to Adjustments.  Upon the occurrence of each adjustment or readjustment of the Conversion Price pursuant to this Section 6, the Company at its expense shall, as promptly as reasonably practicable but in any event not later than ten (10) days thereafter, compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Series A Preferred Stock, if any, a certificate setting forth such adjustment or readjustment (including the kind and amount of securities, cash or other property into which the Series A Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based.  The Company shall, as promptly as reasonably practicable after the written request at any time of any holder of Series A Preferred Stock (but in any event not later than ten (10) days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (i) the Conversion Price then in effect, and (ii) the number of shares of Class A Common Stock and the amount, if any, of other securities, cash or property which then would be received upon the conversion of Series A Preferred Stock.

(l)          Notice of Record Date.  In the event:

(i)	that the Company declares a dividend (or any other distribution) on its Common Stock payable in Common Stock or other securities of the Company;

(ii)	that the Company subdivides or combines its outstanding shares of Common Stock;

(iii)
of any reclassification of the Common Stock of the Company (other than a subdivision or combination of its outstanding shares of Common Stock or a stock dividend or stock distribution on the Common Stock), or of any consolidation or merger of the Company into or with another Person, or of the sale of all or substantially all of the assets of the Company; or

(iv)	of a Liquidation Event;

then the Company shall cause to be filed at its principal office or at the office of the transfer agent of the Series A Preferred Stock, and shall cause to be mailed to the holders of the Series A Preferred Stock at their last addresses as shown on the records of the Company or such transfer agent, at least ten (10) days prior to the date specified in (A) below or twenty (20) days before the date specified in (B) below, a notice stating

(A)
the record date of such dividend, distribution, subdivision or combination, or, if a record is not to be taken, the date as of which the holders of Common Stock of record to be entitled to such dividend, distribution, subdivision or combination are to be determined, or

(B)
the date on which such reclassification, consolidation, merger, sale, dissolution, liquidation or winding up is expected to become effective, and the date as of which it is expected that holders of Common Stock of record shall be entitled to exchange their shares of Common Stock for securities or other property deliverable upon such reclassification, consolidation, merger, sale, dissolution or winding up.

7.            Redemption by the Company.

(a)           Optional and Mandatory Redemption.  At any time on or after the Closing Date, but in no event later than the Mandatory Redemption Date (as defined below), the Company shall, upon written notice of the proposed redemption to all holders of Series A Preferred Stock given at least five (5) business days prior to the proposed redemption date, redeem all or a portion of the outstanding shares of Series A Preferred Stock at a redemption price per share of Series A Preferred Stock payable in cash equal to the Applicable Redemption Price.  The Company’s redemption under this Section 7(a) shall be subject to the Conversion Rights under Section 6 of each holder of Series A Preferred Stock, who may exercise those rights at any time prior to the redemption date.  The Company may not redeem any shares of Series A Preferred Stock pursuant to this Section 7(a) unless the funds of the Company legally available for the redemption of Series A Preferred Stock are sufficient to redeem the total number of the outstanding shares of Series A Preferred Stock at the time the notice is given by the Company pursuant to Section 7(b) and at the proposed redemption date and the effectuation of such redemption shall not result the Company’s insolvency.  If less than all of the outstanding shares of Series A Preferred Stock are to be redeemed pursuant to this Section 7(a), the number of shares to be redeemed shall be determined by the Board of Directors, and the shares to be redeemed shall be determined pro rata or by lot or in such other manner and subject to such regulations as the Board of Directors in its sole discretion shall prescribe.  The “Mandatory Redemption Date” shall mean the later of (i) the fourth (4th) anniversary of the Closing Date or (ii) August 1, 2023.

(b)           Notice of Company’s Redemption.  In the event the Company shall redeem shares of Series A Preferred Stock pursuant to Section 7(a), notice of such redemption shall be given at least five (5) days prior to the proposed redemption date to each holder of Series A Preferred Stock.  Such notice shall state (i) the redemption date; (ii) the number of shares of Series A Preferred Stock to be redeemed; (iii) the Applicable Redemption Price; and (iv) the place or places where certificates for such shares are to be surrendered for payment of the Applicable Redemption Price.  If notice has been given by the Company as provided above, unless the Company shall default in the payment of the Applicable Redemption Price (a “Redemption Default”), from and after the redemption date, dividends on the shares of Series A Preferred Stock called for redemption shall cease to accrue, and all rights of the holders thereof as shareholders of the Company (except the right to receive from the Company the Applicable Redemption Price) shall cease.

(c)           Rights Terminated.  Upon (i) presentation and surrender of the certificate or certificates representing the shares of Series A Preferred Stock being redeemed pursuant to this Section 7 and receipt of the full Applicable Redemption Price therefor, or (ii) irrevocable deposit in trust by the Company for holders of the Series A Preferred Stock being redeemed pursuant to this Section 7 of an all cash amount equal to the full Applicable Redemption Price for the shares of Series A Preferred Stock being redeemed on any redemption date, each holder of Series A Preferred Stock will cease to have any rights as a stockholder of the Company by reason of the ownership of such redeemed shares of Series A Preferred Stock (except for the right to receive the Applicable Redemption Price therefor upon the surrender of the certificate or certificates representing the redeemed shares if such certificate or certificates have not been surrendered), and such redeemed shares of Series A Preferred Stock will not from and after the date of payment in full of the Applicable Redemption Price therefor be deemed to be outstanding.

(d)           Reacquired Shares.  Any shares of Series A Preferred Stock converted, redeemed, purchased, or otherwise acquired by the Company in any manner whatsoever shall be retired and canceled promptly after the acquisition thereof, and shall not be reissued and the Company from time to time shall take such action as may be necessary to reduce the authorized Series A Preferred Stock accordingly

(e)           Insufficient Funds. If on any redemption date, the assets of the Company legally available are insufficient to pay the full Applicable Redemption Price for the total number of shares elected to be redeemed, the Company shall take all appropriate action reasonably within its means to maximize the assets legally available for paying the Applicable Redemption Price and redeem out of all such assets legally available therefor on the applicable redemption date the maximum possible number of shares that it can redeem on such date, pro rata among the holders of such shares.

(f)           Redemption Default. Upon and during the continuation of a Redemption Default, (i) the aggregate unpaid Applicable Redemption Price shall bear interest at a per annum rate of twelve percent (12%) until such Applicable Redemption Price (plus accumulated accrued default interest) are paid in full, (ii) the Company shall be liable to the holders of Series A Preferred Stock for their reasonable costs of addressing the Redemption Default, including the reasonable out of pocket fees and expenses of their attorneys, and (iii) any holder of Series A Preferred Stock may at any time and from time to time judicially enforce its right to be paid to the fullest extent that the Company may lawfully pay the Applicable Redemption Price (plus accumulated accrued default interest). Notwithstanding any other provision of this Certificate of Designation, any default interest accrued and owing under this Section 7(e) shall be paid all in cash.

8.            Right of First Offer.

(a)           If any holder of Series A Preferred Stock desires to, directly or indirectly, transfer, sell, assign, pledge, hypothecate, encumber, or otherwise dispose of, all or any portion of any of its shares of Series A Preferred Stock or any economic interest therein (including without limitation by means of any participation or swap transaction) (each, a “Transfer”) to any Person other than to an Affiliate of such holder, such holder (the “Offeror”), shall so inform the Company by notice in writing (the “Offer Notice”), stating the number of shares that are the subject of such proposed Transfer (the “Offered Shares”), the per share offer price and any other material terms (including the identity of the prospective purchaser(s)) on which the Offeror irrevocably offers to transfer such shares subject to the provisions of this Section 8.

(b)          The Company shall have the right, but not the obligation, to purchase up to all of the Offered Shares specified in the Offer Notice at the price and on the terms specified therein by delivering written notice (the “Acceptance Notice”) of such election to the Offeror within ten (10) days after the delivery of the Offer Notice.

(c)           If the Company shall have agreed to purchase all of the Offered Shares, it shall consummate the purchase of the Offered Shares as allocated in Section 8(b) by delivering, against receipt of certificates or other instruments representing the shares being purchased, appropriately endorsed by the Offeror, the aggregate purchase price to be paid by the Company via wire transfer of immediately available funds to an account specified by the Offeror not less than one (1) business day before the closing date, which closing date will be thirty (30) days after the date of receipt of the Acceptance Notice.

(d)           If the Company shall not exercise its rights under this Section 8 to purchase all of the Offered Shares, such Offeror shall be permitted to proceed with the proposed Transfer of the Offered Shares, and such Offeror shall have sixty (60) days to consummate such proposed Transfer to the Persons identified in the Offer Notice, on terms no more favorable to the proposed transferee(s) than those terms set forth in the Offer Notice, before the provisions of this Section 8 shall again be in effect with respect to such shares.

9.           Put Rights.  For a period of five (5) business days after the Conversion Date with respect to a Transaction-Based Mandatory Conversion, the holders of the Class A Common Stock received in such Mandatory Conversion, or the securities or other property thereafter received in exchange for such Class A Common Stock as a result of the consummation of the transaction or transactions that satisfied the Transaction-Based Mandatory Conversion Conditions, shall have the right, by written notice to the Company or any successor thereto, to cause the Company or any successor thereto to purchase from such holders some or all of such Class A Common Stock or securities or other property at a price equal to the Applicable Redemption Price for the Series A Preferred Stock converted into such Class A Common Stock in effect at such Conversion Date, plus accrued interest at an annual rate of the greater of (i) six percent (6%) or (ii) LIBOR (determined as of the date of notice to purchase) plus 400 basis points, since the date of the notice to purchase to Company.  If the holders exercise such right, the Company must consummate such purchase and pay the full Applicable Redemption Price plus the accrued interest no later than one hundred and eighty (180) days after receipt of such notice from such holders, failing in which shall be considered a “Put Default” and such holders shall be entitled to the rights and remedies set forth in the following sentence (with the default interest accruing on both the Applicable Redemption Price and the accrued interest), together with any other rights and remedies at law or in equity.  Upon and during the continuation of a Put Default, (i) the aggregate unpaid Applicable Redemption Price and the accrued interest shall bear interest at a per annum rate of twelve percent (12%) until such Applicable Redemption Price and the accrued interest (plus accumulated accrued default interest) are paid in full, (ii) the Company shall be liable to the holders of Series A Preferred Stock for their reasonable costs of addressing the Put Default, including the reasonable out of pocket fees and expenses of their attorneys, and (iii) any holder of Series A Preferred Stock may at any time and from time to time judicially enforce its right to be paid to the fullest extent that the Company may lawfully pay the Applicable Redemption Price and the accrued interest (plus accumulated accrued default interest). Notwithstanding any other provision of this Certificate of Designation, any default interest accrued and owing under this Section 9 shall be paid all in cash.  Upon and as a condition to the consummation of any transaction or transactions that satisfy the Transaction-Based Mandatory Conversion Conditions, the Company shall cause any acquiring party with respect to such transaction or transactions to specifically assume the obligations of this Section 9.

10.          Definitions.           The following terms shall have the following respective meanings:

“30-Day Trailing VWAP” means the price equal to the average of the volume-weighted average prices of the Class A Common Stock or the TPB Stock, as applicable, on the Trading Market for the last thirty (30) Trading Days prior to the date of determination; provided, that if there is no Trading Market for any such day, then the price used for such day shall be the average of the highest closing bid price and the lowest closing ask price of any of the market makers for such security as reported in the “pink sheets” by Pink Sheets LLC (formerly the National Quotation Bureau, Inc.).

“Acceptance Notice” has the meaning set forth in Section 8(b) above.

“Accrued Value” means, with respect to each share of Series A Preferred Stock, the sum (as adjusted for stock dividends, stock splits, combinations, recapitalizations or other similar events affecting the Series A Preferred Stock) of (i) the Original Purchase Price plus (ii) on each Dividend Payment Date an additional amount equal to any dividends on a share of Series A Preferred Stock which have accrued or accumulated and have not been paid or previously added to such Accrued Value.

“Additional Shares of Common Stock” shall mean all shares of Common Stock issued (or, pursuant to Section 6(i) hereof, deemed to be issued) by the Company after the Closing Date, other than Excluded Securities.

“Adjusted Purchase Price” as of any time means the Applicable Redemption Price in effect at such time.

“Affiliate” means, with respect to any Person (as defined herein), any (x) spouse, parent, sibling or descendant of such Person (or a spouse, parent, sibling or descendant of a director, officer, or partner of such Person) and (y) other Persons that, directly or indirectly, through one or more intermediaries, controls, or is controlled by, or is under common control with, another Person.  The term “control” includes, without limitation, the possession, directly or indirectly, of the power to direct the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Applicable Redemption Price” means

(a)          from the period beginning on the Closing Date and ending on the day immediately prior to the first anniversary of the Closing Date, one hundred five percent (105%) of the Original Purchase Price, plus all accrued and unpaid dividends on the Original Purchase Price, whether or not declared;

(b)          from the period beginning on the first anniversary of the Closing Date and ending on the day immediately prior to the second anniversary of the Closing Date, one hundred four percent (104%) of the Original Purchase Price, plus all accrued and unpaid dividends on the Original Purchase Price, whether or not declared;

(c)          from the period beginning on the second anniversary of the Closing Date and ending on the day immediately prior to the third anniversary of the Closing Date, one hundred three percent (103%) of the Original Purchase Price, plus all accrued and unpaid dividends on the Original Purchase Price, whether or not declared; and

(d)          from the period beginning on the third anniversary of the Closing Date, the Original Purchase Price, plus all accrued and unpaid dividends on the Original Purchase Price, whether or not declared.

“Board of Directors” has the meaning set forth in Article III above.

“Certificate of Designation” has the meaning set forth in Article III above.

“Certificate of Incorporation” has the meaning set forth in Article II above.

“Class A Common Stock” has the meaning set forth in Section 2 above.

“Class B Common Stock” has the meaning set forth in Section 2 above.

“Closing Date” has the meaning set forth in the Stock Purchase Agreement.

“Common Stock” has the meaning set forth in Section 2 above.

“Common Stock Closing Price” for any Trading Day means the closing price of the Class A Common Stock on the Trading Market such Trading Day; provided, that if there is no Trading Market for such Trading Day, then the price used for such day shall be the average of the highest closing bid price and the lowest closing ask price of any of the market makers for such security as reported in the “pink sheets” by Pink Sheets LLC (formerly the National Quotation Bureau, Inc.).

“Company” has the meaning set forth in Article I above.

“Conversion Date” has the meaning set forth in Section 6(d)(i) above.

“Conversion Price” has the meaning set forth in Section 6(b) above.

“Conversion Rights” has the meaning set forth in Section 6 above.

“Conversion Shares” has the meaning set forth in Section 6(a) above.

“Deemed Liquidation Event” has the meaning set forth in Section 4(e).

“Dividend Payment Date” has the meaning set forth in Section 3(a) above.

“Excluded Securities” shall mean

(a) (i) shares of Common Stock or Stock Equivalents issued under a stock grant, stock option plan, employee stock purchase plan, restricted stock plan or other similar plan or agreement or otherwise, in each case as approved in good faith by the Board of Directors, and (ii) shares of Common Stock issued in connection with the exercise of any Stock Equivalents issued in accordance with the foregoing clause (i);

(b) shares of Common Stock or Stock Equivalents issued or issuable (i) in connection with a bona fide business acquisition by the Company, whether by merger, consolidation, sale of assets, sale or exchange of stock or otherwise, in each case as approved in good faith by the Board of Directors, and (ii) in connection with the conversion of any such Stock Equivalents issued in accordance with the foregoing clause (i);

(c) shares of Class A Common Stock issued or issuable upon conversion of shares of Class B Common Stock or Series A Preferred Stock; and

(d) shares of Common Stock issued by reason of a dividend, stock split or other distribution on shares of Common Stock to the extent an adjustment is otherwise made with respect to such dividend, stock split or other distribution on shares of Common Stock under Section 6 hereof;

“Hurdle Price” means a price per share of Class A Common Stock equal to one hundred twenty percent (120%) of the Conversion Price then in effect.

“Indebtedness” of any Person means, without duplication: (a) all indebtedness for borrowed money; (b) all obligations issued, undertaken or assumed as the deferred purchase price of property or services (including earn-out obligations, but excluding trade payables entered into in the ordinary course of business); (c) the face amount of all letters of credit issued for the account of such Person and without duplication, all drafts drawn thereunder and all reimbursement or payment obligations with respect to letters of credit, surety bonds and other similar instruments issued by such Person; (d) all obligations evidenced by notes, bonds, debentures or similar instruments, including obligations so evidenced incurred in connection with the acquisition of Property, assets or businesses; (e) all indebtedness created or arising under any conditional sale or other title retention agreement, or incurred as financing, in either case with respect to property acquired by such Person (even though the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property); (f) all capital lease obligations; (g) the principal balance outstanding under any synthetic lease, off-balance sheet loan or similar off balance sheet financing product; (h) all obligations, whether or not contingent, to purchase, redeem, retire, defease or otherwise acquire for value any of its own capital stock or Stock Equivalents (or any Stock or Stock Equivalent of a direct or indirect parent entity thereof), valued at, in the case of any preferred capital stock (including any and all Senior Securities), the greater of the voluntary liquidation preference and the involuntary liquidation preference of such capital stock plus accrued and unpaid dividends; (i) all indebtedness referred to in clauses (a) through (h) above secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any lien upon or in property (including accounts and contracts rights) owned by such Person, even though such Person has not assumed or become liable for the payment of such indebtedness; and (j) any direct or indirect liability, contingent or otherwise, of that Person with respect to any Indebtedness, lease, dividend or other obligation of another Person if the primary purpose or intent of the Person incurring such liability, or the primary effect thereof, is to provide assurance to the obligee of such liability that such liability will be paid or discharged, or that any agreements relating thereto will be complied with, or that the holders of such liability will be protected (in whole or in part) against loss, with respect thereto in respect of indebtedness or obligations of others of the kinds referred to in clauses (a) through (i) above.

“Issue Date” means, with respect to each share of the Series A Preferred Stock, the date on which such share of Series A Preferred Stock was issued.

“Junior Securities” has the meaning set forth in Section 2 above.

“LIBOR” means, for any day in any calendar month, the rate per annum (rounded upwards, if necessary, to the next 1/100 of 1.00%) equal to the one-month “Libor Rate” as published in The Wall Street Journal on the date that is two (2) Business Days prior to the first day of such calendar month, or, if such rate is no longer published in The Wall Street Journal (or The Wall Street Journal ceases publication), as published by such other widely recognized provider of interest rate information as selected by the holders of the Class A Common Stock received as a result of a Transaction-Based Mandatory Conversion (or any successor securities thereto) in their reasonable discretion on the date that is two (2) Business Days prior to the first day of such calendar month. If no such offered rate exists, such rate will be the rate of interest per annum, as determined by such holders at which deposits of Dollars in immediately available funds are offered by major financial institutions reasonably satisfactory to such holders in the London interbank market for a one-month period for the applicable principal amount on such date of determination for the applicable calendar month. Notwithstanding the foregoing, in no event shall LIBOR be less than zero.

“Liquidation Event” has the meaning set forth in Section 4(a) above.

“Liquidation Preference” has the meaning set forth in Section 4(a) above.

“Majority Holders” means the holders of at least fifty and one-tenth percent (50.1%) of the then outstanding shares of Series A Preferred Stock.

“Mandatory Conversion” has the meaning set forth in Section 6(a) above.

“Mandatory Conversion Conditions” has the meaning set forth in Section 6(a) above.

“Mandatory Redemption Date” has the meaning set forth in Section 7(a) above.

“Offer Notice” has the meaning set forth in Section 8(a) above.

“Offered Shares” has the meaning set forth in Section 8(a) above.

“Offeror” has the meaning set forth in Section 8(a) above.

“Optional Conversion” has the meaning set forth in Section 6(a) above.

“Original Purchase Price” means one thousand dollars ($1,000) per share of Series A Preferred Stock.

“Parity Securities” has the meaning set forth in Section 2 above.

“Person” means, without limitation, an individual, a partnership, a corporation, an association, a joint stock corporation, a limited liability company, a trust, a joint venture, an unincorporated organization and a governmental authority.

“Price-Based Mandatory Conversion” has the meaning set forth in Section 6(a) above.

“Price-Based Mandatory Conversion Conditions” has the meaning set forth in Section 6(a) above.

“Put Default” has the meaning set forth in Section 9 above.

“Qualifying Offering” means an offering by the Company of Common Stock in which at least fifty percent (50%) of the Conversion Shares are sold at a gross price per share equal to or greater than the Hurdle Price.

“Rate” has the meaning set forth in Section 3(a) above.

“Redemption” means a redemption pursuant to Section 7 above.

“Redemption Default” has the meaning set forth in Section 7(b) above.

“Senior Securities” has the meaning set forth in Section 2 above.

“Series A Preferred Stock” has the meaning set forth in Section 1 above.

“Stock Equivalents” means all securities convertible into or exchangeable for capital stock or any other Stock Equivalent and all warrants, options or other rights to purchase, subscribe for or otherwise acquire any capital or any other Stock Equivalent, whether or not presently convertible, exchangeable or exercisable.

“Stock Purchase Agreement” means the Stock Purchase Agreement, dated on or about December 4, 2018, by and among the Company, WT Holdings, Inc., Penny Fern Hart and WT Holdings, Inc., as the Stockholders’ Representative.

“Subsidiary” means any Person of which the Company directly or indirectly owns at the time fifty percent (50%) or more of the outstanding equity interests (other than directors’ qualifying shares) that represent (a) fifty percent (50%) of the voting power, (b) fifty percent (50%) of the economic power, or (c) control of the board of directors or similar governing body of such Person.

“TPB” means Turning Point Brands, Inc., a Delaware corporation.

“TPB Stock” means issued shares of common stock of TPB that is owned by the Company.

“TPB Stock Value” means, as of any time of determination, with respect to any shares of TPB Stock, the value of such shares, calculated by multiplying the number of such shares by the 30-Day Trailing VWAP of such stock as of the date of determination.

“Total Consolidated Debt” means all of the consolidated Indebtedness of the Company; provided, however, that, unless TPB is directly or indirectly a wholly-owned Subsidiary of the Company or its Affiliates, the Indebtedness of TPB shall be excluded (other than to the extent falling into the definition of Indebtedness for the Company pursuant to clauses (i) or (j) of the definition of Indebtedness).

“Trading Day” means (a) any day on which the Class A Common Stock or the TPB Stock, as applicable, is listed or quoted and traded on its primary Trading Market or (b) if the Class A Common Stock or the TPB Stock, as applicable, is not then listed or quoted and traded on any Trading Market, then a day on which trading occurs on the NYSE American (or any successor thereto).

“Trading Market” means the following market(s) or exchange(s) on which the Class A Common Stock or the TPB Stock, as applicable, is listed or quoted for trading on the date in question (as applicable): the Nasdaq Capital Market, the Nasdaq Global Market, the Nasdaq Global Select Market, the NYSE American or the New York Stock Exchange (or any successors to any of the foregoing).

“Transaction -Based Mandatory Conversion” has the meaning set forth in Section 6(a) above.

“Transaction-Based Mandatory Conversion Conditions” has the meaning set forth in Section 6(a) above.

“Transfer” has the meaning set forth in Section 8(a) above.

 [Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, this Certificate of Designation has been signed on behalf of the Company by its President and Chief Executive Officer as of ___________, 20__.

STANDARD DIVERSIFIED INC.

By:	/s/ Ian Estus
Name: Ian Estus
President and Chief Executive Officer

Exhibit C

Commitment Letter

Standard Diversified Inc.

Re:	Equity Commitment Letter

Ladies and Gentlemen:

Reference is made to that certain Stock Purchase Agreement, dated as of [•], 2018 (the “Agreement”), by and between WT Holdings, Inc. and Penny Fern Hart and WT Holdings, Inc. as the Stockholders’ Representative, and Standard Diversified Inc. (“Purchaser”).  This letter agreement becomes effective only upon the execution and delivery of the Agreement; capitalized terms used and not otherwise defined herein have the meanings ascribed to them in the Agreement.

1.           Commitment.  Subject to the terms and conditions set forth in this letter agreement, Standard General L.P., on behalf of certain of the funds for which it serves as investment advisor (collectively, “SG”), agrees that, at or prior to the Closing, SG will, and/or will cause one or more of its assignees permitted by the terms of this letter agreement to, contribute to Purchaser, as equity capital, a dollar amount of cash (such agreement to contribute equity capital, subject to the terms and conditions of this letter agreement, the “Commitment”) $20,000,000 (the “Commitment Cap”) solely for the purpose of funding, and to the extent necessary to fund, the Closing Payment; provided, however, that (i) SG and/or its permitted assignees will not have any obligation under any circumstances to contribute to, purchase equity or debt securities of, or otherwise provide funds to, Purchaser in any amount in excess of the Commitment Cap, (ii) funding of the equity financing with respect to which SG has made the Commitment will occur contemporaneously with the Closing and the simultaneous issuance to SG of equity securities of Purchaser, (iii) solely in the event that Purchaser does not require SG to fund all of the equity financing with respect to which SG has made the Commitment in order to fund the Closing Payment, then the amount required to be funded by SG and/or its permitted assignees with respect to the Commitment will be reduced accordingly, and (iv) in the event SG syndicates or otherwise assigns a portion of the Commitment to one or more assignees in accordance with Section 5, the amount required to be funded by SG with respect to the Commitment will be reduced by the amount of the equity investments actually contributed by such assignees to Purchaser.

2.           Conditions.  SG’s obligations with respect to the Commitment are subject to (a) SG’s determination, which determination shall be in SG’s sole discretion, no later than 75 days after the date of this letter that the business, results of operations, condition (financial or otherwise) or assets of the Company or its Subsidiaries are satisfactory or will become satisfactory before the Closing Date, and (b) the Closing.

3.           Termination.  All obligations of SG under this letter agreement shall expire automatically and immediately upon the earliest to occur of (a) notice by SG of SG’s determination, in SG’s sole discretion, that the business, results of operations, condition (financial or otherwise) or assets of the Company or its Subsidiaries are not satisfactory or will not become satisfactory before the Closing Date, (b) the termination of the Agreement, (c) SG and any assignees of SG, collectively, contributing to Purchaser, as equity capital, cash in an aggregate amount equal to or exceeding the Commitment Cap, (d) any judgment against Purchaser in any action that includes any award of monetary damages, (e) the Closing (but only if the transaction contemplated by the Agreement has been consummated in accordance with the Agreement), and (f) the assertion by SG or the Purchaser or any of their respective Affiliates of any claim against any of SG, the Purchaser or any of their respective Affiliates or any of their former, current and future direct or indirect equityholders, controlling persons, stockholders, directors, officers, employees, agents, Affiliates, members, managers, general or limited partners, or assignees (each, a “Related Party” and collectively, the “Related Parties”) in connection with the Agreement, this letter agreement or any of the transactions contemplated hereby or thereby.  Upon termination of this letter agreement, SG and its assignees shall not have any further obligations or liabilities hereunder.

4.           No Recourse.  Notwithstanding anything that may be expressed or implied in this letter agreement or any document or instrument delivered in connection herewith or otherwise, Purchaser, by its acceptance of the benefits hereof, covenants, agrees and acknowledges for itself and its Subsidiaries, and any Person claiming on its or their behalf, from time to time that, notwithstanding that SG may be a partnership, no Person other than SG shall have any obligation hereunder or in connection with the transactions contemplated hereby, and that no recourse hereunder or under any documents or instruments delivered in connection herewith or in respect of any oral representations made or alleged to be made in connection herewith or therewith, shall be had against, and no personal liability with respect thereto shall attach to, (a) any former, current or future equity holder, controlling person, director, officer, employee, agent, Affiliate, member, manager, general or limited partner, representative or successor or assignee of SG or (b) any former, current or future equity holder, controlling person, director, officer, employee, agent, Affiliate, member, manager, general or limited partner, representative or successor or assignee of the foregoing (such persons, collectively, but excluding SG, the “Non-Recourse Parties”), whether by or through attempted piercing of the corporate veil, by or through a claim (whether in tort, contract or otherwise) against any Non-Recourse Party, by the enforcement of any assessment or by any legal or equitable proceeding, by virtue of any statute, regulation or applicable law, or otherwise (including, without limitation, in respect of any liabilities or obligations arising under, or in connection with, the Agreement and the transactions contemplated thereby or with respect to any Claim (as defined below), including, without limitation, in the event Purchaser breaches its obligations under the Agreement and including whether or not the Purchaser’s breach is caused by the breach by SG of its obligations under this letter agreement). For purposes of this letter agreement, “Claim” means any dispute arising under or in any way related to the Agreement and the transactions contemplated thereby or arising out of the negotiation, interpretation or enforcement of the Agreement.  Nothing in this letter agreement, express or implied, is intended to or shall confer upon any person, other than the Purchaser and SG, any right, benefit or remedy of any nature whatsoever under or by reason of this letter agreement.   Notwithstanding anything in this Agreement to the contrary, in no event shall any person or entity have any liability under this letter agreement for any consequential, special, indirect or punitive damages, lost profits, diminution in value or similar items.

5.            Parties in Interest; Enforceability; Sole and Exclusive Remedy.  Neither SG nor Purchaser may assign or delegate its rights, interests or obligations under this letter agreement (by operation of law or otherwise) to any other Person without the prior written consent of the other party hereto; provided, however, that, without the consent of any party hereto, (i) Purchaser can assign its rights, interests and obligations to any Person to which it assigns its rights under the Agreement; and (ii) SG may assign its rights, interests and obligations under this letter agreement to any other Person; provided, further, that no such assignment shall relieve any Person of its obligations hereunder.  Any purported assignment of this letter agreement in contravention of this Section 5 shall be null and void. This letter agreement may only be enforced against SG by Purchaser and for no other purpose (including, without limitation, any claim for monetary damages hereunder), and no other Person, including Purchaser’s creditors, shall have any right to enforce this letter agreement or to cause Purchaser to enforce this letter agreement. Purchaser’s remedies against SG as expressly set forth in this Section 5 shall, and are intended to, be Purchaser’s sole and exclusive direct or indirect remedies available to Purchaser and its Affiliates against SG and the Non-Recourse Parties for any loss, damage or recovery of any kind (including consequential, indirect or punitive damages, and whether at law, in equity or otherwise) arising under or in connection with any breach of this letter agreement, or the failure of the transactions contemplated by the Agreement to be consummated or otherwise in connection with the transactions contemplated hereby and thereby or in respect of any oral representations made or alleged to be made in connection therewith.

6.          Governing Law; Jurisdiction; Waiver of Jury Trial.  THIS LETTER AGREEMENT AND ALL DISPUTES AND CONTROVERSIES ARISING OUT OF OR RELATING TO THIS LETTER AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK APPLICABLE TO CONTRACTS EXECUTED AND TO BE PERFORMED WHOLLY WITHIN SUCH STATE AND WITHOUT REFERENCE TO THE CHOICE-OF-LAW PRINCIPLES THAT WOULD RESULT IN THE APPLICATION OF THE LAWS OF A DIFFERENT JURISDICTION.  Each party to this letter agreement irrevocably submits to the exclusive jurisdiction of (a)(i) the United States District Court for the Southern District of New York or (ii) if the United States District Court for the Southern District of New York does not have (and accept) jurisdiction over any Proceeding, any New York state court sitting in the County, City and State of New York and (b) in each case, any appellate case therefrom (collectively, the “Chosen Courts”) in any Proceeding arising out of or relating to this letter agreement, and hereby irrevocably agrees that all claims in respect of such Proceeding may be heard and determined in such Chosen Courts, and that it will not bring or support any such Proceeding other than in the Chosen Courts; provided, however, that to the extent permitted by Law, any final and unappealable judgment against any of them in any Proceeding contemplated above shall be conclusive and may be enforced in any other jurisdiction within or outside the United States by suit on the judgment, a certified copy of which shall be conclusive evidence of the fact and amount of such judgment.  Each party to this letter agreement hereby irrevocably waives, to the fullest extent that it may effectively do so, the defense of an inconvenient forum to the maintenance of such Proceeding.  EACH PARTY TO THIS LETTER AGREEMENT WAIVES TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM BROUGHT BY ANY OF THEM AGAINST THE OTHER ARISING OUT OF OR IN ANY WAY CONNECTED WITH THIS LETTER AGREEMENT, OR ANY OTHER AGREEMENTS EXECUTED IN CONNECTION HEREWITH OR THE ADMINISTRATION THEREOF OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREIN OR THEREIN.  NO PARTY TO THIS LETTER AGREEMENT SHALL SEEK A JURY TRIAL IN ANY LAWSUIT, PROCEEDING, COUNTERCLAIM OR ANY OTHER LITIGATION PROCEDURE BASED UPON, OR ARISING OUT OF, THIS LETTER AGREEMENT OR ANY RELATED INSTRUMENTS OR THE RELATIONSHIP BETWEEN THE PARTIES.  NO PARTY WILL SEEK TO CONSOLIDATE ANY SUCH PROCEEDING IN WHICH A JURY TRIAL HAS BEEN WAIVED WITH ANY OTHER PROCEEDING IN WHICH A JURY TRIAL CANNOT BE OR HAS NOT BEEN WAIVED.  EACH PARTY TO THIS LETTER AGREEMENT CERTIFIES THAT IT HAS BEEN INDUCED TO ENTER INTO THIS LETTER AGREEMENT OR INSTRUMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS SET FORTH ABOVE IN THIS SECTION 6.  NO PARTY HAS IN ANY WAY AGREED WITH OR REPRESENTED TO ANY OTHER PARTY THAT THE PROVISIONS OF THIS SECTION 6 WILL NOT BE FULLY ENFORCED IN ALL INSTANCES.

7.           Representations of SG.  SG hereby represents and warrants that (a) it has all limited partnership or similar power and authority to execute, deliver and perform this letter agreement; (b) the execution, delivery and performance of this letter agreement by it has been duly and validly authorized and approved by all necessary limited partnership or similar action by it; (c) this letter agreement has been duly and validly executed and delivered by it and constitutes a valid and legally binding obligation of SG, enforceable against SG in accordance with the terms of this letter agreement, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles; (d) all consents, approvals, authorizations, permits of, filings with and notifications to, any Governmental Authority necessary for the due execution, delivery and performance of this letter agreement by SG have been obtained or made and all conditions thereof have been duly complied with, and no other action by, and no notice to or filing with, any Governmental Authority is required in connection with the execution, delivery or performance of this letter agreement; and (e) this letter agreement does not conflict with or result in any breach, violation or infringement of any provision of SG’s limited partnership agreement (or similar governing documents) or violate or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to the loss of any benefit under, any contract to which SG is a party, except in each case as would not reasonably be expected, individually or in the aggregate, to interfere with, prevent or materially delay the ability of SG to enter into and perform its obligations under this letter agreement.

8.          Confidentiality.  This letter agreement shall be treated as confidential by SG and Purchaser and Purchaser shall not, and shall cause its Affiliates and its and their Representatives not to disclose, use circulate, quote or otherwise refer to in any document (other than the Agreement) this letter agreement, except with the prior written consent of SG.

9.           Notices.  All notices and other communications hereunder shall be in writing in the English language and shall be given in the manner set forth in the Agreement; provided that notices and other communications hereunder to SG shall be sent (in the manner set forth in the Agreement) to the address, facsimile number or email address set forth below or as SG shall have notified Purchaser in a written notice delivered to Purchaser in accordance with the Agreement:

Standard General L.P.
767 Fifth Avenue, 12th Floor
New York, NY 10153
Attention: General Counsel
Facsimile: (212) 257-4709
Email: GSteiner@standgen.com

10.          Miscellaneous.

(a)          Any term or provision of this letter agreement that is invalid or unenforceable in any jurisdiction shall be, as to such jurisdiction, ineffective solely to the extent of such invalidity or unenforceability without invalidating the remaining provisions hereof, and any such invalidity or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction; provided, however, that this letter agreement may not be enforced without giving effect to the limitation of the amount payable hereunder to the Commitment Cap provided in Section 1 and to the provisions of Sections 2, 3 and 4.

(b)          This letter agreement may be executed in one or more counterparts (including by facsimile or electronic transmission), and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

(c)          The descriptive headings herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this letter agreement.

(d)          All parties acknowledge that each party and its counsel have reviewed this letter agreement and that any rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not be employed in the interpretation of this letter agreement.

(e)          This letter agreement may not be amended or otherwise modified, or any right or obligation hereunder waived, without the prior written consent of Purchaser and SG; provided, however, that SG may amend this letter agreement to reflect any assignment permitted by Section 5.  This letter agreement constitutes the sole agreement, and supersedes all prior agreements, understandings and statements, written or oral, between SG or any of its Affiliates, on the one hand, and Purchaser or any of its Affiliates (other than SG), on the other, with respect to the transactions contemplated hereby.

[SIGNATURES STARTING ON NEXT PAGE]

Very truly yours,

STANDARD GENERAL L.P.,

on behalf of certain of the funds for which it serves as an investment advisor

By:
Name:
Title:

Accepted and agreed to
on this _ day of December, 2018:

STANDARD DIVERSIFIED INC.

By:
Name:
Title: